           As filed with the Securities and Exchange Commission on April 2, 2009

                                            1933 Act Registration No. 333-149053

                                             1940 Act Registration No. 811-08651

                                                              CIK No. 0001055225
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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                    FORM N-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Pre-Effective Amendment No. 2

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 50

     LLANY Separate Account R for Flexible Premium Variable Life Insurance
                           (Exact Name of Registrant)

                              Lincoln SVULone2007

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                           (Exact Name of Depositor)

                         100 Madison Street, Suite 1860
                               Syracuse, NY 13202
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, Including Area Code: (315) 428-8400

                          Robert O. Sheppard, Esquire
                   Lincoln Life & Annuity Company of New York
                         100 Madison Street, Suite 1860
                               Syracuse, NY 13202
                    (Name and Address of Agent for Service)

                                    Copy to:
                                John L. Reizian
                  The Lincoln National Life Insurance Company
                               350 Church Street
                               Hartford, CT 06103

            Approximate Date of Proposed Public Offering: Continuous

                     Title of Securities being registered:
  Indefinite Number of Units of Interest in Variable Life Insurance Contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

LLANY Separate Account R for Flexible Premium Variable Life Insurance Lincoln Life & Annuity Company of New York

Home Office Location:
100 Madison Street
Suite 1860
Syracuse, NY 13202
(888) 223-1860

Administrative Office:
Customer Service Center
One Granite Place
Concord, NH 03301
(800) 444-2363

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 A Flexible Premium Variable Life Insurance Policy On the Lives of Two Insureds
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     This prospectus describes Lincoln SVULONE2007, a flexible premium variable life insurance contract (the "policy"), offered by Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.


     The policy described in this prospectus is available only in New York.


     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account R ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the "funds"), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds' prospectuses which are furnished with this prospectus.

                      o AllianceBernstein Variable Products Series Fund, Inc.

                      o American Century Investments Variable Portfolios, Inc.

                      o American Funds Insurance Series

                      o Delaware VIP Trust

                      o Fidelity Variable Insurance Products

                      o Franklin Templeton Variable Insurance Products Trust

                      o Lincoln Variable Insurance Products Trust

                      o MFS (Reg. TM) Variable Insurance Trust



Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.



To be valid, this prospectus must have the current funds' prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.




                         Prospectus Dated: ___________

                                 Table of Contents




Contents                                                 Page
--------------------------------------------------      -----
POLICY SUMMARY....................................         3
    Benefits of Your Policy.......................         3
    Risks of Your Policy..........................         4
    Charges and Fees..............................         5
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
  THE GENERAL ACCOUNT.............................        10
    Fund Participation Agreements.................        10
    Distribution of the Policies and
      Compensation................................        11
    Sub-Accounts and Funds........................        12
    Sub-Account Availability and Substitution of
      Funds.......................................        15
    Voting Rights.................................        16
POLICY CHARGES AND FEES...........................        16
    Premium Load; Net Premium Payment.............        17
    Surrender Charges.............................        17
    General:......................................        17
    Partial Surrender Fee.........................        20
    Transfer Fee..................................        20
    Mortality and Expense Risk Charge.............        20
    Cost of Insurance Charge......................        20
    Administrative Fee............................        21
    Policy Loan Interest..........................        21
    Rider Charges.................................        21
YOUR INSURANCE POLICY.............................        21
    Application...................................        22
    Owner.........................................        23
    Right to Examine Period.......................        23
    Initial Specified Amount......................        23
    Transfers.....................................        23
    Market Timing.................................        24
    Optional Sub-Account Allocation Programs......        26
    Riders........................................        26
    Continuation of Coverage......................        37
    Termination of Coverage.......................        37


Contents                                                 Page
--------------------------------------------------      -----
    State Regulation..............................        38
PREMIUMS..........................................        38
    Allocation of Net Premium Payments............        38
    Planned Premiums; Additional Premiums.........        38
    Policy Values.................................        40
    Additional Bonus Credits......................        41
DEATH BENEFITS....................................        41
    Death Benefit Proceeds........................        41
    Death Benefit Options.........................        41
    Changes to the Initial Specified Amount and
      Death Benefit Options.......................        42
    Payment of Death Benefit Proceeds.............        43
POLICY SURRENDERS.................................        43
    Partial Surrender.............................        44
POLICY LOANS......................................        45
LAPSE AND REINSTATEMENT...........................        46
    No-Lapse Protection...........................        47
    Reinstatement of a Lapsed Policy..............        48
TAX ISSUES........................................        48
    Taxation of Life Insurance Contracts in
      General.....................................        48
    Policies Which Are MECs.......................        49
    Policies Which Are Not MECs...................        50
    Last Survivor Contract........................        50
    Other Considerations..........................        51
    Fair Value of Your Policy.....................        52
    Tax Status of Lincoln Life....................        52
RESTRICTIONS ON FINANCIAL
  TRANSACTIONS....................................        52
LEGAL PROCEEDINGS.................................        52
FINANCIAL STATEMENTS..............................        53
CONTENTS OF THE STATEMENT OF
  ADDITIONAL INFORMATION..........................        54
Appendix A........................................        54
GLOSSARY OF TERMS.................................        57

POLICY SUMMARY


Benefits of Your Policy
Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection on the lives of two insureds. Upon the death of the first insured, the policy pays no death benefit. The policy will pay the death benefit only when the second insured has died. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. Those funds are referred to in this prospectus as "underlying funds". You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection. Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met. The Net Accumulation Value of your policy is defined in the policy values section of the prospectus. The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider. Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as "reference rates". All assumed rates, charges, and fees are set forth in the rider. Payment of premiums higher than the planned premium and assumed interest credited by the rider's formula on net premiums will increase the duration of lapse protection. Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection. In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy. Refer to the section headed "No-Lapse Enhancement Rider" in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection. Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value. The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product. If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy. This rider's accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy's No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and
(ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice. If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value. You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time. As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits. Refer to the section headed "Premium Reserve Rider" in the Riders section of this prospectus for more information about the benefits of this rider.



Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's and underlying fund's objective and risk is found in this prospectus and in each fund's prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy's Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit. Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy's death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in specified amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed "Tax Issues", the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.

TAX TREATMENT OF LIFE INSURANCE CONTRACTS. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy. If the policy does fail to qualify, you will be subject to the denial of those important benefits. In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

TAX LAW COMPLIANCE. We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements. The discussion of the tax treatment of your policy is based on the current policy, as well as the current rules and regulations governing life insurance. Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy's qualification as life insurance or may have other tax consequences.



Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.


Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.



                                               Table I: Transaction Fees
                                             When Charge                                     Amount
           Charge                            is Deducted                                    Deducted
 Maximum sales charge             When you pay a premium.                7.0% of each premium payment in policy years
 imposed on premiums                                                     1-20 and 4.0% in policy years 21 and later. 1
 (Premium Load)(Average
 of 3.0% of this Charge is
 used for state and federal
 tax obligations)
 Surrender Charge* 2              Upon full surrender of your
                                  policy, the Surrender Charge
                                  will be deducted for up to 15
                                  years from the Policy Date for
                                  the Initial Specified Amount and
                                  for up to 15 years from the
                                  effective date for each increase
                                  in specified amount.
                                  Upon a Reduction in specified
                                  amount, the Surrender Charge
                                  will be deducted for up to 10
                                  years from the Policy Date for
                                  the Initial Specified Amount and
                                  for up to 10 years from the
                                  effective date for each increase
                                  in specified amount.

                                                Table I: Transaction Fees
                                           When Charge                                       Amount
          Charge                           is Deducted                                      Deducted
  Maximum Charge                                                       $60.00 per $1,000 of specified amount.
  Minimum Charge                                                       $0.00 per $1,000 of specified amount.
  Charge for a                                                         For a male, age 55, standard non-tobacco, and a
  Representative Insured                                               female, age 55, standard non-tobacco, in year
                                                                       one the maximum surrender charge is $25.85
                                                                       per $1,000 of specified amount.
 Transfer Fee                   Applied to any transfer request        $  25
                                in excess of 24 made during
                                any policy year.


  * These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.


  1The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company's costs for sales expenses and any policy-related state and federal tax liabilities. Policy-related taxes imposed by states range from 0.0% to 4.0%. In considering policy-related state taxes components of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.


  2 You may request one or more Partial Surrenders totaling 90% of your policy's Surrender Value without the imposition of a Surrender Charge. If you wish to surrender more than 90% of your policy's Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above. (See section headed "Partial Surrenders" for a discussion of Partial Surrenders of your policy.)

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.




                             Table II: Periodic Charges Other Than Fund Operating Expenses
                                          When Charge                                      Amount
          Charge                          is Deducted                                     Deducted
 Cost of Insurance*             Monthly
  Maximum Charge                                                    $83.33 per month per $1,000 of Net Amount at
                                                                    Risk. Individuals with a higher mortality risk than
                                                                    standard issue individuals can be charged from
                                                                    125% to 5,000% of the standard rate.
  Minimum Charge                                                    $0.00 per month per $1,000 of Net Amount at
                                                                    Risk.

  Charge for a                                                      For a male, age 55, standard non-tobacco, and a
  Representative Insured                                            female, age 55, standard non-tobacco, in year
                                                                    one the guaranteed maximum monthly cost of
                                                                    insurance rate is $0.00215 per month per
                                                                    $1,000 of Net Amount at Risk.
  Mortality and Expense         Daily (at the end of each           Daily charge as a percentage of the value of the
  Risk Charge ("M&E")           valuation day).                     Separate Account, guaranteed not to exceed an
                                                                    effective annual rate of 0.60%.3
  Administrative Fee*           Monthly                             A flat fee of $10 per month in all years.
                                                                    In addition to the flat fee of $10 per month, for
                                                                    the first ten policy years from issue date or
                                                                    increase in specified amount, a monthly fee per
                                                                    dollar of Initial Specified Amount or increase in
                                                                    specified amount as follows:
  Maximum Charge                                                    $1.61 per month per $1,000 of Initial Specified
                                                                    Amount or increase in specified amount.
  Minimum Charge                                                    $0.01 per month per $1,000 of Initial Specified
                                                                    Amount or increase in specified amount.
  Charge for a                                                      For a male, age 55, standard non-tobacco, and a
  Representative Insured                                            female, age 55, standard non-tobacco, the
                                                                    maximum additional monthly charge is
                                                                    $0.17334 per month per $1,000 of specified
                                                                    amount.
 Policy Loan Interest           Annually                            5.0% annually of the amount held in the loan
                                                                    account.4
 No-Lapse Enhancement           N/A                                 There is no charge for this rider.5
 Rider
 Overloan Protection            One-time charge when benefit        Maximum charge of 5.0% of the then current
 Rider6                         is elected.                         Accumulation Value.6
 Optional Rider Charges                                             Individualized based on whether optional
                                                                    Rider(s) selected.

                     Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
                                          When Charge                                    Amount
          Charge                          is Deducted                                   Deducted
 Premium Reserve Rider7         When you direct a premium to         4.0% of each premium payment allocated to the
                                this rider                           Rider.7
                                When Rider Accumulation              3.0% of amount transferred
                                Value is transferred to policy
                                during policy years 1-107
 Estate Tax Repeal Rider        One-time charge at issue             $250


  * These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

  3 Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

  4 Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed "Policy Loans", when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company's General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%. The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1-10 and 0.1% in policy years 11 and later.

  5 There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy. See No-Lapse Enhancement Rider section for further discussion.

  6 Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account Value, and the Loan Account value. See Policy Values section for detailed discussion of how each value is calculated.

  7 Allocations of Premium Payments to the rider are at your discretion. Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table I. This 4.0% charge is called the Premium Reserve Rider Premium Load. Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10, 0.20% for policy years 11-20, and 0.00% for policy years 21 and beyond).

  Transfers of Accumulation Value from the rider to the policy are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table I, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years. In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans. See Premium Reserve Rider section for further discussion.


Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the maximum and minimum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.



 Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund
                                     assets)
            Total Annual Operating Expense                  Maximum        Minimum
 Total management fees, distribution and/or service        6.06% 8         0.32%
 (12b-1) fees, and other expenses.


     8 The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds. Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any. In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") not reflected in the table above. As of the date of this prospectus, none have done so. Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln Life & Annuity Company of New York (Lincoln Life, the Company, we, us, our) (EIN 22-0832760), is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is an indirect wholly owned subsidiary of Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies. Death benefit proceeds and rider benefits to the extent those proceeds and benefits exceed the then current accumulation value of your policy are backed by the claims-paying ability of Lincoln Life.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Separate Account") is a separate account of the Company which was established on January 29, 1998. As part of the merger of the two insurance companies described above (the "Merger"), the Separate Account was transferred intact to the Company (the "Transfer"). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) and accumulation values did not change as a result of the Transfer of the Separate Account. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account ("Fixed Account"). In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC. As a result, the Company became a wholly owned subsidiary of LNC.



Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.



Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation ("LFA"), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain "wholesalers," who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.



Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account ("Sub-Accounts"). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer to as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund's prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus. Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.


AllianceBernstein Variable Products Series Fund, Inc., advised by
AllianceBernstein, L.P.

   o AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

   o AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

   o AllianceBernstein International Value Portfolio (Class A): Long-term growth.

   o AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

   o Inflation Protection Fund (Class I): Long-term total return.


American Funds Insurance Series, advised by Capital Research and Management Company.

   o Global Growth Fund (Class 2): Long-term growth.

   o Global Small Capitalization Fund (Class 2): Long-term growth.

   o Growth Fund (Class 2): Long-term growth.

   o Growth-Income Fund (Class 2): Growth and income.

   o International Fund (Class 2): Long-term growth.


Delaware VIP Trust, advised by Delaware Management Company.

   o Capital Reserves Series (Standard Class): Current income.

   o Diversified Income Series (Standard Class): Total return.

   o Emerging Markets Series (Standard Class): Capital appreciation.

   o High Yield Series (Standard Class): Total return.

   o Small Cap Value Series (Standard Class): Capital appreciation.

   o Trend Series (Standard Class): Capital appreciation.

   o U. S. Growth Series (Standard Class): Capital appreciation.

   o Value Series (Standard Class): Capital appreciation.


Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

   o Contrafund Portfolio (Service Class): Long-term capital appreciation.

   o Growth Portfolio (Service Class): Capital appreciation.

   o Mid Cap Portfolio (Service Class): Long-term growth.

   o Overseas Portfolio (Service Class): Long-term growth.


Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

   o Franklin Income Securities Fund (Class 1): Current income.

   o Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

   o Mutual Shares Securities Fund (Class 1): Capital appreciation.

   o Templeton Global Income Securities Fund (Class 1): Total return.


Lincoln Variable Insurance Products Trust, advised by Lincoln Investment
     Advisors Corporation.

   o LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
     (Subadvised by BAMCO, Inc.)

   o LVIP Capital Growth Fund (Standard Class): Capital appreciation. (Subadvised by Wellington Management Company, LLP)

   o LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.
     (Subadvised by Cohen & Steers Capital Management)

   o LVIP Columbia Value Opportunities Fund (Standard Class): Long-term capital appreciation.
     (Subadvised by Columbia Management Advisors, LLC)

   o LVIP Delaware Bond Fund (Standard Class): Current income.
     (Subadvised by Delaware Management Company)

   o LVIP Delaware Growth and Income Fund (Standard Class): Capital appreciation.
     (Subadvised by Delaware Management Company)

   o LVIP Delaware Social Awareness Fund (Standard Class): Capital appreciation.
     (Subadvised by Delaware Management Company)

   o LVIP Delaware Special Opportunities Fund (Standard Class): Capital appreciation.
     (Subadvised by Delaware Management Company)

   o LVIP FI Equity-Income Fund (Standard Class): Income.
     (Subadvised by Pyramis Global Advisors LLC)

   o LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth. (Subadvised by Janus Capital Management LLC)

   o LVIP Marsico International Growth Fund (Standard Class): Long-term capital appreciation.
     (Subadvised by Marsico Capital Management, LLC)

   o LVIP MFS (Reg. TM) Value Fund (Standard Class): Long-term growth of capital.
     (Subadvised by Massachusetts Financial Services Company)

   o LVIP Mid-Cap Value Fund (Standard Class): Long-term capital appreciation. (Subadvised by Wellington Management Company, LLP)

   o LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.
     (Subadvised by Mondrian Investment Partners Limited)

   o LVIP Money Market Fund (Standard Class): Preservation of capital. (Subadvised by Delaware Management Company)

   o LVIP SSgA Bond Index Fund (Standard Class): Current income.
     (Subadvised by SSgA Funds Management, Inc.)

   o LVIP SSgA Developed International 150 Fund (Standard Class): Long-term capital appreciation.
     (Subadvised by SSgA Funds Management, Inc.)

   o LVIP SSgA Emerging Markets 100 Fund (Standard Class): Long-term capital appreciation.
     (Subadvised by SSgA Funds Management, Inc.)

   o LVIP SSgA International Index Fund (Standard Class): Long-term capital appreciation.
     (Subadvised by SSgA Funds Management, Inc.)

   o LVIP SSgA Large Cap 100 Fund (Standard Class): Long-term capital appreciation.
     (Subadvised by SSgA Funds Management, Inc.)

   o LVIP SSgA S&P 500 Index Fund (Standard Class)(1): Capital appreciation. (Subadvised by SSgA Funds Management, Inc.)

   o LVIP SSgA Small/Mid Cap 200 Fund (Standard Class): Long-term capital appreciation.
     (Subadvised by SSgA Funds Management, Inc.)

   o LVIP SSgA Small-Cap Index Fund (Standard Class): Capital appreciation. (Subadvised by SSgA Funds Management, Inc.)

   o LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term growth of capital.
     (Subadvised by T. Rowe Price Associates, Inc.)

   o LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class):
      Maximum capital appreciation.
     (Subadvised by T. Rowe Price Associates, Inc.)

   o LVIP Templeton Growth Fund (Standard Class): Long-term growth of capital. (Subadvised by Templeton Investment Counsel, LLC)

   o LVIP Turner Mid-Cap Growth Fund (Standard Class): Capital appreciation. (Subadvised by Turner Investment Partners)

   o LVIP UBS Global Asset Allocation Fund (Standard Class): Total return. (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global
AM))

   o LVIP Wilshire 2010 Profile Fund (Standard Class)(2): Total return. (Subadvised by Wilshire Associates Incorporated)

   o LVIP Wilshire 2020 Profile Fund (Standard Class)(2): Total return. (Subadvised by Wilshire Associates Incorporated)

   o LVIP Wilshire 2030 Profile Fund (Standard Class)(2): Total return. (Subadvised by Wilshire Associates Incorporated)

   o LVIP Wilshire 2040 Profile Fund (Standard Class)(2): Total return. (Subadvised by Wilshire Associates Incorporated)

   o LVIP Wilshire Aggressive Profile Fund (Standard Class)(2): Capital appreciation.
     (Subadvised by Wilshire Associates Incorporated)

   o LVIP Wilshire Conservative Profile Fund (Standard Class)(2): Current income.
     (Subadvised by Wilshire Associates Incorporated)

   o LVIP Wilshire Moderate Profile Fund (Standard Class)(2): Total return. (Subadvised by Wilshire Associates Incorporated)

   o LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class)(2):
      Growth and income.
     (Subadvised by Wilshire Associates Incorporated)


MFS (Reg. TM) Variable Insurance Trust, advised by Massachusetts Financial
     Services Company

   o Growth Series (Initial Class): Capital appreciation.

   o Total Return Series (Initial Class): Growth and income.

   o Utilities Series (Initial Class): Growth and income.

(1)"S&P 500"is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are "Fund of Funds" and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities. As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities. None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.



Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of another fund as the fund in which a Sub-Account invests if:

1) the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2) the Sub-Account has not attracted significant policyholder allocations; or

3) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.



Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners. Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company. Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.


POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund's prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the "Monthly Anniversary Day", the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction.



Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as "Premium Load," covers certain policy-related state and federal tax liabilities. In considering policy related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owners resides. Policy-related taxes imposed by the states range from 0.0% to 4.0%. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1-20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the "Net Premium Payment."



Surrender Charges


General:

Your policy gives you the right to (i) fully surrender your policy (a "Full Surrender") and receive the "Accumulation Value" of the policy less any applicable Surrender Charges (which is called the policy's "Surrender Value");
(ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in cash (a "Partial Surrender"); and (iii) request a reduction in the specified amount of your policy (a "Reduction in specified amount"). The "Accumulation Value" of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed "Premiums - Policy Values" for discussion of how these values are calculated). In addition, Partial Surrenders are limited to 90% of the policy's Surrender Value (see section headed "Policy Surrenders - Partial Surrender" for a detailed discussion).

A "Surrender Charge" may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy. No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insureds, the number of years since the "Policy Date" or the date of each increase in specified amount, and the specified amount. (See section headed "Your Insurance Policy" for a discussion of Policy Date.) The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate the applicable Surrender Charge for you for each year during which a Surrender Charge based upon the Initial Specified Amount of your policy will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial Specified Amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount and will be added to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase.You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser. This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values. In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the Initial Specified Amount and 15 years from the date of each increase in specified amount. For Reductions in specified amount, the duration of the surrender charge is 10 years from the Policy Date for the Initial Specified Amount and 10 years from the date of each increase in the specified amount. If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.


Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership. In addition, after your policy is issued, please also contact your financial adviser before you request a Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will equal 1) multiplied by 2) where:

1) is the amount per $1,000 of Initial Specified Amount for the number of years since the Policy Date;

     and

2) the Initial Specified Amount divided by 1,000.

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, standard non-tobacco, issue age 45 and a female, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000 which has not been increased would be; a) $7.80 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $7,800.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount (but have not previously requested a decrease in the specified amount), the Surrender Charge will equal 1) plus 2) where:

1) is

  a) the amount per $1,000 of Initial Specified Amount for the number of years since the Policy Date; multiplied by

     b) the Initial Specified Amount divided by 1,000; and

2) is for each increase in specified amount

  a) the amount per $1,000 of increase in specified amount for the number of years since the date of each increase; multiplied by

     b) the increased specified amount divided by 1,000

If you request a Full Surrender of the policy in which you have requested a Reduction in specified amount, the Surrender Charge will equal 1) multiplied by
2) multiplied by 3) where:

1) is the amount per $1,000 of Initial Specified Amount for the number of years since the Policy Date; and

2) is one minus the percentage of the Initial Specified Amount for which a Surrender Charge was previously assessed; and

3) is the specified amount divided by 1,000.

The charge assessed upon a Full Surrender will be subtracted from the policy's Accumulation Value. If the policy's Net Accumulation Value does not cover the policy's Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy where you have not previously requested an increase in specified amount, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by
4), where:

     1) is the amount of this decrease plus any prior decreases;

     2) is the greater of an amount equal to 25% of the Initial Specified Amount or the sum of all prior decreases;

     3) is the Initial Specified Amount; and

     4) is the then applicable Surrender Charge.


The length of the Surrender Charge period for Reductions in specified amount is 10 years from the Policy Date for the Initial Specified Amount or 10 years from the effective date of each increase in specified amount.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis. That is, the most recently requested increase in specified amount will be surrendered first, then the next most recently requested increase in specified amount (or part thereof) will be surrendered next, until the specified amount has been reduced in accordance with your request for a Reduction in specified amount. Rather than impose a charge to recover the expenses incurred by the Company to process the increase at the time the increase is approved, the Company spreads out those expenses over a period of years. The use of the last in, first out order helps the Company to recover such expenses should a Reduction in specified amount result in the surrender of an increase in specified amount for which the Company had not recovered its costs. The last in, first out order will be followed even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.

If your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered, and the Surrender Charge will be calculated separately for the amount of that increase which is surrendered. Increases in specified amounts will be surrendered successively (including, if necessary, a part of the Initial Specified Amount) until the total amount of such successive surrenders equal the amount of your requested Reduction in specified amount. Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.


We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

Your request for a Reduction in specified amount will become effective on the day on which we approve your request if that day is a Monthly Anniversary Day. If that day is not a Monthly Anniversary Day, your request will become effective on the Monthly Anniversary Day which next follows the day on which we approve your request.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender. However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy's Surrender Value (see section headed "Policy Surrenders - Partial Surrender" for a detailed discussion). In addition, a Partial Surrender may reduce the policy's specified amount if you have elected Death Benefit Option 1 (see section headed "Policy Surrenders - Partial Surrender" for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy's specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed "Tax Issues - Taxation of Life Insurance in General" for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.



Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.



Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year. This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account. You will be provided written notice in the event that such a change is made.



Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insureds may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond. The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.



Cost of Insurance Charge

A significant cost of variable life insurance is the "Cost of Insurance Charge". This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the ages, underwriting category and gender of the insureds, and the current "Net Amount at Risk". The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insureds age. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.



Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured's age, sex, and premium class. This charge will never exceed $1.61 per $1,000 of Initial Specified Amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.



Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.



Rider Charges

The following paragraphs describe the charges for the riders listed below. The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed "Riders".

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider. There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider. We deduct 4.0% from each premium payment you direct to this rider. Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1-10. Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later). In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.


YOUR INSURANCE POLICY
Your policy is a life insurance contract that provides for a death benefit payable on the death of the second insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

o change the investment objective of the Separate Account;

o operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

o deregister the Separate Account; or

o combine the Separate Account with another separate account.

We will notify you of any change that is made. (See section headed "Transfer Fee" for explanation of an additional right to transfer Accumulation Values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages. These pages provide important information about your policy such as: the identity of the insureds and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue ages; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insureds will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The "Policy Date" is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application. If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.



Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insureds and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insureds. Based on our review of medical information about the proposed insureds, we may decline to provide insurance, or we may place the proposed insureds in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insureds.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when each insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of each insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy.

When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver's license, photo i.d. or other identifying documents.



Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1) initial death benefit amount and death benefit option;

2) optional riders;

3) the amount and frequency of Premium Payments; and

4) the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as at least one of the insureds is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.



Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus
(ii) any charges and fees imposed under the policy's terms. If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy's terms.



Initial Specified Amount

You will select the Initial Specified Amount of death benefit on the application. This may not be less than $250,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial Specified Amount is shown on the policy specifications page.



Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1) 25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.



Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.


In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying fund.

You should be aware that the purchase and redemption orders received by underlying funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies. The omnibus nature of these orders may limit the underlying funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a "market timer" under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this "original signature" restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner's particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund's investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i.e., redemptions of underlying fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds. You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.


Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the Owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2) seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3) on the first Policy Anniversary; or

4) if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with automatic rebalancing. When automatic rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing. Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.
Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis. Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments. Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.



Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy. Election of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider is discussed. (See discussion of each rider in the sub-sections headed "Estate Tax Repeal Rider", No-Lapse Enhancement rider", "Overloan Protection Rider", and "Premium Reserve Rider". Consult your financial and tax advisers before adding riders to, or deleting them from, your policy. Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders. Optional riders include the Estate Tax Repeal Rider. The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Estate Tax Repeal Rider.

If desired, you must select this rider when you initially apply for your insurance policy.

You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals. For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans. There is a one-time $250 charge at issue for this rider.

Under the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) ("EGTRRA"), the Federal Estate Tax law will be repealed effective on and after January 1, 2010. However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being retroactively effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances. You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

  1) one year from the "start date" (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

  2) December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

     3) the date you request termination of the rider;

     4) termination of your policy; or

     5) Full Surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider: This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection. If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1) the rider has not terminated (see subsection headed "Rider Termination" for more information about when the rider terminates);

2) the duration of the rider's lapse protection has not ended (that is, the period during which lapse protection is provided by the rider - also known as the "duration of lapse protection" - has not ended); see sub-section headed "Duration of Lapse-Protection"); and

3) either the "No-Lapse Value" or the "Reset Account Value", less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision (the "No-Lapse Value Provision") and the reset account value provision (the "Reset Account Value Provision"). Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either the No-Lapse Value Provision or the Reset Account Value Provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed "Death Benefits" for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the "Reference Rates and Fees". The Reference Rates and Fees used for this rider are not charges and fees imposed on your policy and differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision's value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee). The Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value. On each Monthly Anniversary Day (see section headed "Policy Charges and Fees" for a discussion of "Monthly Anniversary Day"), the No-Lapse Value will be calculated as

1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1) is the No-Lapse Value on the preceding Monthly Anniversary Day;

2) is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3) is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

4) is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

5) is the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6) is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed "Surrender Charges - Reduction in Specified Amount" for further information).

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee. The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider. These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value. On each Monthly Anniversary Day (see section headed "Policy Charges and Fees" for a discussion of "Monthly Anniversary Day"), the Reset Account Value will be calculated as 1), plus 2), plus 3), minus 4), minus
5), minus 6) where:

1) is the Reset Account Value on the preceding Monthly Anniversary Day;

2) is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3) is accumulated interest credited to the Reset Account Value;

4) is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

5) is the Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6) is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed "Surrender Charges - Reduction in Specified Amount" for further information).

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee. The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider. These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider. You will select a "guaranteed minimum death benefit" on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Value Provision of this rider. The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing. It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the Initial Specified Amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed "Death Benefits" for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the No-Lapse Value Provision is actively keeping the policy from lapsing, the death benefit (the "No-Lapse Provision Death Benefit") is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of the second insured's death. This death benefit may be less than the specified amount of the policy.

If the Reset Account Value Provision is actively keeping the policy from lapsing, the death benefit (the "Reset Account Value Provision Death Benefit") is the greater of:

1) a) the lesser of

     (i) the current specified amount and

     (ii) Initial Specified Amount, minus

(b) Indebtedness, and minus

(c) any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of death; or

2) an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of the second death.

If the requirements of both of the No-Lapse Value Provision and Reset Account Value Provision are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed "Death Benefits" for more information.

If this No-Lapse Enhancement Rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated. A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions. If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed "Lapse and Reinstatement").

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Value Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider. The column headed "No-Lapse Enhancement Rider Death Benefit" shows the amount of the benefit which would be paid if the Rider were preventing lapse. That death benefit is the greater of the amounts provided by the No-Lapse Value Provision and the Reset Account Value Provision.

o Insured: Male Standard Non-tobacco, age 55 and Female Standard Non-tobacco, age 55

o Specified amount: $1,000,000

o Annual premium payment: $15,000 paid annually at or before the beginning of each of the first 30 policy years

o No Indebtedness on the policy

o Death Benefit Option: 1 (level)

o Benefit Selection Option: Not Elected

o Assumed Investment Return: 8.00% gross (7.24% net)

o No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount



 End of                   Accumulation        Policy Death
  Year         Age            Value              Benefit
--------      -----      --------------      --------------
   10          65           164,262            1,000,000
   20          75           502,925            1,000,000
   30          85          1,213,745           1,274,432
   40          95          2,426,216           2,450,478
   50         105          4,952,826           4,952,826



                  No-Lapse           Reset Account              No-Lapse
 End of          Provision          Value Provision            Enhancement
  Year         Death Benefit         Death Benefit         Rider Death Benefit
--------      ---------------      -----------------      --------------------
   10            900,000              1,000,000                1,000,000
   20            900,000              1,000,000                1,000,000
   30            900,000              1,000,000                1,000,000
   40            900,000                  -                     900,000
   50            900,000                  -                     900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force. Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing. In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the second insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

o Assumed Investment Return: 0.00% gross (-0.76% net)



 End of                   Accumulation        Policy Death
  Year         Age            Value              Benefit
--------      -----      --------------      --------------
   10          65           103,616            1,000,000
   20          75           202,807            1,000,000
   30          85           234,893            1,000,000
   35          90           44,097             1,000,000
   40          95              -                   -
   50         105              -                   -



                  No-Lapse           Reset Account              No-Lapse
 End of          Provision          Value Provision            Enhancement
  Year         Death Benefit         Death Benefit         Rider Death Benefit
--------      ---------------      -----------------      --------------------
   10            900,000              1,000,000                1,000,000
   20            900,000              1,000,000                1,000,000
   30            900,000              1,000,000                1,000,000
   35            900,000                  -                     900,000
   40            900,000                  -                     900,000
   50            900,000                  -                     900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 35 and 40. At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing. The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Value Provision Death Benefit and the Reset Account Value Death Benefit. Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of

$900,000 (as elected by the policy owner at the time of application for the policy). In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy's Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage. Rider benefits can prevent a policy lapse when the policy's Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required. You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed "Optional Sub-Account Allocation Programs" for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect. While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted. The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect. We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate. If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner's failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection. The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1) premiums or other deposits are not received on or before their due date; or

2) you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

o Insured: Male Standard Non-tobacco and Female Standard Non-tobacco, each age
55

o Specified amount: $1,000,000

o Benefit Selection Option: Not elected

o Planned annual premium payment: $8,500

Duration of lapse protection:

1) if premiums are received on the planned payment date each year: 407 months;
or

2) if premiums are received 30 days after the planned payment date each year:
405 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy's current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination. This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1) the younger insured reaches or would have reached age 121; or

2) surrender or other termination of the policy; or

3) Automatic rebalancing is discontinued; or

4) an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option. When you apply for the policy, you may elect the Benefit Selection Option.
With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider. When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances. This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the "Monthly Administrative Expense Fee") deducted from your policy and thereby reduce the cost of the death benefit provided by your policy. Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy's Accumulation Value.
By reducing the monthly charges deducted from your policy's Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive a reduced death benefit protection provided by the No-Lapse Enhancement Rider.
When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees. The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications. However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase. (Refer to the section headed "No-Lapse Enhancement Rider" for discussion of how Rider values are calculated.) The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.
The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:


                    Male, 55 Year Old, Standard Non-tobacco / Female, 55 Year Old, Standard Non-tobacco
                                                               No-Lapse
                                                        Monthly Administrative
 Benefit Selection        Monthly Administrative               Expense
       Option                   Expense Fee                 Reference Fee                            Result
 Election: None          $0.1733 per thousand          $0.0992 per thousand         This option offers the best no-lapse
                         of Specified Amount           of Specified Amount          protection available. The price of the
                         (higher)                      (lower)                      protection is reflected in the higher
                                                                                    Monthly Administrative Expense Fee.
 Election: 100%          $0.0267 per thousand          $0.1592 of Specified         This option offers the least amount of
                         of Specified Amount           Amount (higher)              no-lapse protection. The Monthly
                          (lower)                                                   Administrative Expense Fee is
                                                                                    reduced in exchange. Therefore, this
                                                                                    option allows more money to be
                                                                                    invested in the Sub-Accounts or
                                                                                    allocated to the Fixed Account.
                                                                                    However, the premiums which you
                                                                                    must pay in order to satisfy the no-
                                                                                    lapse requirements of the rider will
                                                                                    increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable. The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration. Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications. Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider:

We will automatically issue this rider with your policy. The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy. For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy's specified amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance. Premiums allocated to the Premium Reserve Rider do not increase the policy's Accumulation Value and, therefore, will not decrease the Net Amount at Risk. Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced. However, the Policy's death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness. The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the "Premium Reserve Rider Sub-Accounts"), (ii) values held in the portion of the Fixed Account created specifically for the rider (the "Premium Reserve Rider Fixed Account"), and (iii) values held in the Premium Reserve Rider Loan Account (see section headed "Policy Loans" for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider's Accumulation Value to your policy at any time. Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years. The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years. This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

You may also request that part (or all) of the Premium Reserve Rider's Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Value less the amount of the Premium Reserve Rider Loan Account and any interest accrued on the Premium Reserve Rider Loan Account but not deducted) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you. We limit the amount of the Premium Reserve Rider's Net Accumulation Value available to be withdrawn to the extent the policy's Net Accumulation Value does not cover the policy's Surrender Charges at the time of the withdrawal. Upon Full Surrender of the policy, if the policy's Net Accumulation Value does not cover the policy's Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 - see section headed "No-Lapse Enhancement Rider"), you may request transfers from the policy's Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider's Sub-Accounts and Fixed Account. Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1) the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2) you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve

Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy. Please refer to the section headed "Policy Loans" for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the second insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy's Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force. If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received. Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy. The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider's provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy). However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider's automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000. Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays. If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy. If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy. If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate). In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due. But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy's Accumulation Value. Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need. Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider. Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy). In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse). And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the second insured in addition to the death benefit paid.

However, premiums allocated to the rider do not increase the policy's Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges. An illustration can show the impact that paying a higher level of premiums would have on the policy's Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges. Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy's benefits and the Premium Reserve Rider Accumulation Value.



Continuation of Coverage

If at least one of the insureds is still living when the younger insured attains, or would have attained, age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until policy surrender or death of the second insured. There are certain changes that will take place:

1) we will no longer accept Premium Payments;

2) we will make no further deductions;

3) policy values held in the Separate Account will be transferred to the Fixed Account;

4) we will continue to credit interest to the Fixed Account; and

5) we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue. Your election of a percentage greater than zero under the Benefit Selection Option will have no effect upon the death benefit provided under the Continuation of Coverage provision.



Termination of Coverage

All policy coverage terminates on the earliest of:

1) Full Surrender of the policy;

2) death of the second insured; or

3) failure to pay the necessary amount of premium to keep your policy in force.




State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.


PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the younger insured attains, or would have attained, age 121.

The initial premium must be paid for policy coverage to be effective.



Allocation of Net Premium Payments

Your "Net Premium Payment" is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the "Valuation Period" in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between "Valuation Days". A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.



Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of Premium Payments: For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account. Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values. Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed "Death Benefits" for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy's Net Amount at Risk may be lower- see section headed "Cost of

Insurance Charge" for discussion of Cost of Insurance Charges).

Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts. Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values. In addition, those potentially smaller policy values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy's Net Amount at Risk - see section headed "Cost of Insurance Charge" for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created. Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values. Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus. In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of Premium Payments: Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the Sub-Accounts and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created. Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed "Tax Issues" for more information.

Policy Values

Policy value in your variable life insurance policy is also called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1) Net Premium Payments made;

2) the amount of any Partial Surrenders;

3) any increases or decreases as a result of market performance of the Sub-Accounts;

4) interest credited to the Fixed Account or the Loan Account;

5) Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6) all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for
  a Valuation Period is determined as follows:

1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2) the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3) the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3.0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account

Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.



Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a "additional bonus credits" to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day. In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value. Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force. Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.


DEATH BENEFITS

The "Death Benefit Proceeds" is the amount payable to the beneficiary upon the death of the second insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy. The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider's No-Lapse Provision is actively preventing the policy from lapsing. As discussed in more detail in the "Riders" section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy. The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy's Death Benefit Proceeds. If the policy's death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.



Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the second insured will be the greater of:

1) the amount determined by the death benefit option in effect on the date of the death of the second insured, less any indebtedness; or

2) an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.



Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy. If you do not choose a death benefit option at that time, death benefit option 1 will apply. You may only elect Death Benefit Option 2 at the time you apply for your policy. (See discussion under heading "Changes to the Initial Specified Amount and Death Benefit Options" for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.



 Option                        Death Benefit Proceeds Equal to the                                 Variability
    1         Specified amount (a minimum of $250,000) level death benefit on            None; level death benefit.
              the date of the second insured's death, less any Partial Surrenders after the date of second death.
    2         Sum of the specified amount plus the Net Accumulation Value as of          May increase or decrease over
              the date of the second insured's death, less any Partial Surrenders        time, depending on the amount
              after the date of second death.                                            of premium paid and the
                                                                                         investment performance of the
                                                                                         Sub-Accounts or the interest
                                                                                         credited to the Fixed Account.


If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the "Net Amount at Risk". The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy. Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined. (See section headed "Cost of Insurance" for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force. Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Partial Surrenders may also reduce the death benefit payable under any of the death benefit options (See section headed "Policy Surrenders - Partial Surrender" for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)



Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $250,000.

A Partial Surrender may reduce the specified amount. If the specified amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced. (See section headed "Policy Surrenders - Partial Surrender" for details as to the impact a Partial Surrender may have on the specified amount.)


The death benefit option may be changed by the Owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a change to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.



 Option Change                                                   Impact
     2 to 1          The specified amount will be increased by the Accumulation Value as of the effective date of change.


You may not change from Death Benefit Option 1 to Death Benefit Option 2. Death Benefit Option 2 may only be elected at the time you apply for your policy.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial Specified Amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy's death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy's death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.



Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of both insureds. This notification must include a certified copy of an official death certificate for each insured, a certified copy of a decree of a court of competent jurisdiction as to the finding of death for each insured, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of both insureds, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient's name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account. You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.


POLICY SURRENDERS
You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is

 (i) the Net Accumulation Value (which is your policy's Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus

 (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), and less any accrued loan interest not yet charged, minus

 (iii) any Surrender Charge not covered by the policy's Accumulation Value (which is not deducted in (i) above).

Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account. You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account. The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering. Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy's surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed "Death Benefit Proceeds" for more information.


You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.



Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values. You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below. If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy. Charges for Full Surrenders will apply (see section headed "Surrender Charges" for a discussion of Surrender Charges). Your policy's Surrender Value equals the policy Accumulation Value less any Indebtedness, less any applicable Surrender Charges. Policy Loans are Indebtedness under your policy and will reduce the Surrender Value available to you.

Partial Surrenders will reduce the Accumulation Value and may reduce the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values. (See discussion in section headed "Riders-Premium Reserve Rider" for further details.)

The effect of Partial Surrenders on your policy depends on the death benefit option in effect at the time of the Partial Surrender. If Death Benefit Option 1 has been elected, a Partial Surrender will reduce the specified amount as shown in the table below. If Death Benefit Option 2 has been elected, a Partial Surrender will reduce the Accumulation Value, but not the specified amount.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated. (See discussion in section headed "Riders - No-Lapse Enhancement Rider" for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)



   Death Benefit
 Option in Effect                                         Impact of Partial Surrender
         1              Will reduce the Accumulation Value and the specified amount will be reduced by the greater of:
                        a. zero; or
                        b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)]
                        divided by (3) where:
                        (1) is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the
                        Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages
                        Table in the policy specifications;
                        (2) is the specified amount immediately prior to the Partial Surrender; and
                        (3) is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.
         2              Will reduce the Accumulation Value, but not the specified amount.


Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.


POLICY LOANS

You may borrow against the Surrender Value of your policy and against the Premium Reserve Rider Accumulation Value, if you have allocated premiums to the Rider. The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) on the date your loan request is received will not exceed the greater of:

(i) an amount equal to

  (a) 90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

     (b) (1) during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value; or

    (2) during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;
       less Surrender Charge (applicable if you had requested Full Surrender of your policy on the date your loan request is received); and

(ii) 75% of the current Surrender Value.

The "Premium Reserve Rider Accumulation Value" equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account. The current surrender value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus
(iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy. Charges for Full Surrenders will apply (see section headed "Surrender Charges" for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy's death benefit and Accumulation Value.

If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy's death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time as long as at least one of the insureds is living. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise. When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate. However, you may have a Grace Period in which to make additional payments to keep your policy in force (see section headed "Lapse and Reinstatement" for a discussion of the Grace Period provision). In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed "Riders - No-Lapse Enhancement Rider" for a discussion of when this rider would prevent policy termination). If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed "Riders - Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy). If your policy lapses while a loan is outstanding, there may be adverse tax consequences.


LAPSE AND REINSTATEMENT
If at any time:

1) the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2) the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1) because it has been exhausted by earlier deductions;

2) as a result of poor investment performance;

3) due to Partial Surrenders;

4) due to Indebtedness for Policy Loans; or

5) because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate. The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the second insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.



No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the "No-Lapse Enhancement Rider" section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider. To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy. If your policy's Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy. If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve

Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends. If after such transfer, your policy's Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse. As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.



Reinstatement of a Lapsed Policy

If your policy has lapsed and the second death has not occurred, you may reinstate your policy within five years of the policy lapse date, provided:

1) it has not been surrendered;

2) there is an application for reinstatement in writing;

3) satisfactory evidence of insurability (on both insureds if the first death has not occurred and we agree to accept the risk) is furnished to us and we agree to accept the risk;

4) we receive a payment sufficient to keep your policy in force for at least two months; and

5) any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.


TAX ISSUES
The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.



Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured's age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The "investment in the contract" generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "Modified Endowment Contract" (a "MEC") for federal income tax purposes.



Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.



Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy
Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.


Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income. Before purchasing a policy that includes the Overloan Protection Rider, you should note that if you elect to exercise the Overloan Protection Rider at any time during the policy's life, such exercise could be deemed to result in a taxable distribution of the outstanding loan balance. You should consult a tax advisor prior to exercising the Overloan Protection Rider to determine the tax consequences of such exercise.



Last Survivor Contract

Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under
Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured



Other Considerations

Insured Lives Past Age 121. If the younger insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit. In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the younger insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

In the case of an "employer-owned life insurance contract" as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is "highly compensated" within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.



Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.


RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner's account to government regulators.


LEGAL PROCEEDINGS
In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position the Company, or the financial position of the Separate Account or the Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and the financial statements of the Company are located in the SAI.

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).


                              Contents of the SAI




GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting
      Firm
   Accounting Services
   Checkbook Service for Disbursements
   Administrative Services


POLICY INFORMATION
   Assignment
   Transfer of Ownership
   Beneficiary
   Right to Convert Contract
   Change of Plan
   Settlement Options
   Deferment of Payments
   Incontestability
   Misstatement of Age or Sex
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account
   Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

LLANY Separate Account R for Flexible Premium Variable Life Insurance 1933 Act Registration No. 333-149053
1940 Act Registration No. 811-08651

                               End of Prospectus


APPENDIX A
EXAMPLE OF SURRENDER CHARGE CALCULATIONS:

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net) and a planned annual premium payment of $15,000 (all amounts shown for the end of each policy year in each of the tables below are in dollars):

     1) Fully surrender the policy at the end of the representative policy years shown:


 End of Year         Accumulation Value         Surrender Charge         Surrender Value
  1                          7,900                   18,520                        0
  10                       105,946                    7,800                   98,146
  16                       225,307                        0                  225,307

     In the table above, the Surrender Charge at the end of year 1 would be:

     a) 18.52 multiplied by

     b) 1,000 ($1,000,000 divided by 1,000), or $18,520.

  2) Decrease the Initial Specified Amount by $500,000 from $1,000,000 to $500,000 at the end of the representative policy years shown:

 End of Year         Surrender Charge
  1                       4,630
  5                       3,555
  11                          0

     In the table above, the Surrender Charge at the end of year 1 would be:

     a) 18.52 multiplied by

     b) 250 ($250,000 divided by 1,000), or $4,630.

   o In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount. Therefore, only $250,000 of the requested $500,000 Reduction in the Initial Specified Amount is assessed a Surrender Charge.

  3) Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:


                                               Surrender Charge on
                                              Initial $1,000,000 of
 End of Year        Accumulation Value           Specified Amount
 9                         88,855                     9,190
 12                       133,096                     4,860
 16                       208,947                         0
 21                       337,252                         0



                      Surrender Charge on           Total
                    Additional $500,000 of        Surrender
 End of Year           Specified Amount            Charge         Surrender Value
 9                          9,645                  18,835              70,020
 12                         7,640                  12,500             120,596
 16                         4,575                   4,575             204,372
 21                             0                       0             337,252

     In the table above, the Surrender Charge at the end of year 9 would be:

     a)

      (i) 9.19 multiplied by

      (ii) 1,000 ($1,000,000 divided by 1,000), plus

     b)

      (i) 19.29 multiplied by

     (ii) 500 ($500,000 divided by 1,000), or $18,835.

  o At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

     o At the end of year 16, the Surrender Charge for the Initial Specified Amount would have expired.

  o At the end of year 21, the Surrender Charge for both the initial and additional specified amount would have expired.

4) Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:


                      Surrender Charge on            Surrender Charge on
                     Initial $1,000,000 of         Additional $500,000 of         Total Surrender
 End of Year            Specified Amount              Specified Amount                Charge
  9                          1,378                         7,234                      8,612
  12                             0                         5,730                      5,730
  21                             0                             0                          0

In the table above, the Surrender Charge at the end of year 9 would be:

a)

     (i) 9.19 multiplied by

     (ii) 150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000), plus

b)

     (i) 19.29 multiplied by

     (ii) 375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by
   1,000), or $8,612.25.

  o In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount. Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial Specified Amount being reduced is assessed a Surrender Charge.

  o At the end of year 9, the surrender charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

  o At the end of year 12, the surrender charge for a decrease on the Initial Specified Amount would have expired after year 10.

  o At the end of year 21, the surrender charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

GLOSSARY OF TERMS

7-pay test - A test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code

Accumulation Value - An amount equal to the sum of the Fixed Account value, the Separate Account Value, and the Loan Account Value.

Act - The Investment Company Act of 1940

Additional Bonus Credits - An amount we will credit to Net Accumulation Values in each Sub-Account and the Fixed Account (and to any Net Accumulation Values in each Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account), beginning with the first Monthly Anniversary Day in Policy year 21.

Administrative Fee - The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Automatic Rebalancing - A program which periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level may be changed by the owner by contacting our Administrative Office. Your policy will be issued with automatic rebalancing which must be maintained to keep the No-Lapse Enhancement Rider in effect.

Beneficiary - The person designated to receive the Death Benefit Proceeds.

Code - Internal Revenue Code of 1986, as amended

Company, the - Lincoln Life & Annuity Company of New York

Cost of Insurance Charge - The charge which is designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes). The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current Net Amount at Risk.

Death Benefit Option 1 - This Option provides a death benefit equal to the specified amount.

Death Benefit Option 2 - This Option provides a death benefit equal to the sum of the specified amount plus the Net Accumulation Value as of the date of the insured's death.

Death Benefit Proceeds - The amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.

Dollar Cost Averaging - An optional program which you select at the time you apply for the policy which systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account to one or more Sub-Accounts.

Estate Tax Repeal - Action by the U.S. Congress which enacts into law legislation that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001(H.R. 1836) at least two years beyond January 1, 2011.

Fixed Account - An allocation option under the policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.

Fixed Account Value - An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.

Fund (underlying fund) - The mutual fund the shares of which are purchased for all amounts you allocate or transfer to a Sub-Account.

Grace Period - The period during which you may make additional premium payments (or repay indebtedness) to prevent policy lapse. That period is the later of
(a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid.

Guaranteed Minimum Death Benefit - The amount you specify on the application for your policy which will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Enhancement

Rider if that rider's No-Lapse Value Provision is preventing the policy from lapsing.

Guideline Premium Test - A provision of the Code under which the maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.

Indebtedness - The sum of all outstanding loans and accrued interest

Initial Specified Amount - The amount you select on the application as the initial death benefit of the policy. This may not be less than $100,000. The Initial Specified Amount is shown on the policy specifications page.

Jefferson-Pilot - Jefferson-Pilot Corporation

Lapse Notice - Written notice to you (or any assignee of record) that your policy will terminate unless we receive payment of premiums (or payment of Indebtedness on Policy Loans) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day. The notice will state the amount of premium payment (or payment of Indebtedness on Policy Loans) that must be paid to avoid termination of your policy.

LFA - Lincoln Financial Advisors Corporation

LFD - Lincoln Financial Distributors, Inc.

Lincoln Life - Lincoln Life & Annuity Company of New York

LNC - Lincoln National Corporation

Loan Account Value - An amount equal to any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account.

M&E - Mortality and Expense Risk Charge

Market Timing Procedures - Policies and procedures from time to time adopted by us as an effort to protect our policy owners and the funds from potentially harmful trading activity.

Merger - The merger of the former Lincoln Life & Annuity Company of New York into and with Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company changed its name immediately following the merger to Lincoln Life & Annuity Company of New York.

Modified Endowment Contract (MEC) - A life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments.

Monthly Anniversary Day - The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.

Monthly Deduction - The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your policy.

Net Accumulation Value - An amount equal to the Accumulation Value less the Loan Account Value.

Net Amount at Risk - The death benefit minus the greater of zero or the policy value. The Net Amount at Risk may vary with investment performance, premium payment patterns, and charges.

Net Premium Payment - An amount equal to the premium payment, minus the Premium Load.

Net Premium Reserve Rider Premium - An amount equal to the Premium Reserve Rider Premium less Premium Reserve Rider Load.

No-Lapse Enhancement Rider Death Benefit - An amount equal to the greater of the No-Lapse Value Provision Death Benefit and the Reset Account Value Death Benefit.

No-Lapse Monthly Administrative Fee - An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

No-Lapse Monthly Cost of Insurance - An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

No-Lapse Monthly Deduction - An amount equal to the No-Lapse Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, and plus the No-Lapse Monthly Administrative Fee.

No-Lapse Provision Death Benefit - An amount equal to the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death, if the No-Lapse Value Provision is actively keeping the policy from lapsing. The No-Lapse Death Benefit may be less than the specified amount of the policy.

No-Lapse Value - A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the No-Lapse Value Provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing. These reference rates and fees differ from the rates and fees we use to calculate the Accumulation Value of the policy.

No-Lapse Value Provision - A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the No-Lapse Value, less any Indebtedness, is greater than zero.

Owner - The person or entity designated in the policy specifications on the date of issue unless a new owner is thereafter named, and we receive written notification of such change. The Owner is entitled to exercise rights and privileges of the policy as long as the insured is living. These rights generally include the power to select the beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, name a new owner, and assign the policy.

Partial Surrender - A withdrawal of a portion of your policy values.

Planned Premium Payment - The amount of periodic premium (as shown in the policy specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice.

Policy - Lincoln SVULONE2007, a flexible premium variable life insurance contract.

Policy Anniversary - The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.

Policy Date - The date on which we begin life insurance coverage.

Policy Loan - The amount you have borrowed against the Surrender Value of your policy.

Policy Loan Interest - The charge made by the Company to cover the cost of your borrowing against your policy. Policy Loan Interest will be charged to the Loan Account Value.

Policy Termination, Policy Lapse - Occurs when 1) the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and 2) the provisions of the No-Lapse Enhancement Rider are not preventing Policy Termination, subject to the conditions in the Grace Period provision.

Premium Load - A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as wells as a portion of the sales expenses incurred by the Company.

Premium Payment - The amount that you pay to us for your policy. You may select and vary the frequency and the amount of Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except Premium Payments to keep the policy in force. Premiums may be paid any time before the insured attains age 100.

Premium Reserve Rider Accumulation Value - An amount equal to the sum of the
(i) values of Premium Reserve Rider Sub-Accounts, (ii) values held in the Premium Reserve Rider Fixed Account, and (iii) values held in the Premium Reserve Rider Loan Account.

Premium Reserve Rider Fixed Account - The portion of the Fixed Account created specifically for the rider.

Premium Reserve Rider Loan - The amount you have borrowed against the Premium Reserve Rider Accumulation Value.

Premium Reserve Rider Loan Account - An amount equal to any outstanding loans from the Premium Reserve Rider Accumulation Value, including any interest charged off the loans. This amount is held in the Company's General Account.

Premium Reserve Rider Premium Load - 4.0% will be deducted from each amount allocated to this rider.

Premium Reserve Rider Sub-Account - A Sub-account created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Account of the same name created for the policy.

Premium Reserve Rider Transfer Load - 3.0% will be deducted from each amount transferred from the Premium Reserve Rider Accumulation Value to the policy in the first ten policy years.

Quorum - The number of shares which must be present in person or by proxy in order to transact business at a meeting of shareholders.

Reference Rates and Fees - These are certain assumed charges rates and fees referred to by the No-Lapse Enhancement Rider as "reference rates".

Reinstatement of Lapsed Policy - The period during which you may apply for reinstatement of your policy. If the insured has not died since lapse, you may apply for reinstatement of your policy within five years of the Policy Lapse date, provided: 1) it has not been surrendered; 2) there is an application for reinstatement in writing; 3) satisfactory evidence of insurability is furnished to us and we agree to accept the risk; 4) we receive a payment sufficient to keep your policy in force for at least two months; and 5) any accrued interest is paid and any remaining Indebtedness is either paid or reinstated.

Reset Account Monthly Administrative Fee - An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

Reset Account Monthly Cost of Insurance - An amount determined at the time the policy is issued which is used as a reference rate. It differs from the cost of Insurance Charge used to calculate the Accumulation Value of the policy.

Reset Account Monthly Deduction - An amount equal to the Reset Account Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, plus the Reset Account Monthly Administrative Fee.

Reset Account Value - A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the Reset Account Value provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing.

Reset Account Value Provision - A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the Reset Account Value, less any Indebtedness, is greater than zero.

Reset Account Value Death Benefit - An amount equal to the greater of: 1) the reset death benefit (which is the lesser of the current specified amount and Initial Specified Amount) less Indebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death; or 2) an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death, if the Reset Account Value Provision is actively keeping the policy from lapsing.

Right to Examine Period - The period during which the policy may be returned to us for cancellation. It is the later of 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance).

SAI - Statement of Additional Information

SEC - The Securities and Exchange Commission

SecureLine (Reg. TM) Account - A special service that we offer in which death benefit or surrender proceeds are placed into an interest-bearing account.

Separate Account - Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York

Separate Account Value - An amount equal to the value of amounts allocated or transferred to the Sub-Accounts on a Valuation Day. We also refer to this as the Variable Accumulation Value.

Surrender Charge - The charge we may make if you request a Full Surrender of your policy or request a Reduction in Specified Amount of the death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.

Surrender Value - An amount equal to the policy's Net Accumulation Value less any applicable Surrender Charge, less any accrued loan interest not yet charged. If the policy is fully surrendered, and the policy includes the Premium Reserve Rider, the Surrender Value paid will also include the net accumulation value, if any, of the Premium Reserve Rider less any accrued loan interest not yet charged and less any Surrender Charge not covered by the policy's Accumulation Value.

Transfer - Upon the Merger, the Separate Account was transferred intact to the Company.

Valuation Day - Each day on which the New York Stock Exchange is open and trading is unrestricted.

Valuation Period - The time between Valuation Days

Variable Account Value - See Separate Account Value

Variable Accumulation Unit - A unit of measure used in the calculation of the value of each Sub-Account

We, Us, Our - Lincoln Life & Annuity Company of New York
                                                                              61

                   STATEMENT OF ADDITIONAL INFORMATION (SAI)


                               Dated ___________
                  Relating to Prospectus Dated ___________ for


                          Lincoln SVULONE2007 product



LLANY Separate Account R for Flexible Premium Variable Life Insurance,
                                   Registrant



             Lincoln Life & Annuity Company of New York, Depositor



The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Customer Service Center
One Granite Place
Concord, NH 03301

or by telephoning (800) 444-2363, and requesting a copy of the Lincoln NY SVULONE2007 product prospectus.


                          TABLE OF CONTENTS OF THE SAI




Contents                                                 Page
-----------------------------------------------       ----------
GENERAL INFORMATION............................             2
    Lincoln Life...............................             2
    Registration Statement.....................             2
    Changes of Investment Policy...............             2
    Principal Underwriter......................             2
    Disaster Plan..............................             3
    Advertising................................             3
SERVICES.......................................             4
    Independent Registered Public Accounting
      Firm.....................................             4
    Accounting Services........................             4
    Checkbook Service for Disbursements........             4
    Administrative Services....................             4


Contents                                                 Page
-----------------------------------------------       ----------
POLICY INFORMATION.............................             5
    Assignment.................................             5
    Transfer of Ownership......................             5
    Beneficiary................................             5
    Right to Convert Contract..................             5
    Change of Plan.............................             6
    Settlement Options.........................             6
    Deferment of Payments......................             6
    Incontestability...........................             6
    Misstatement of Age or Sex.................             6
    Suicide....................................             6
PERFORMANCE DATA...............................             7
FINANCIAL STATEMENTS...........................             8
    Separate Account...........................           R-1
    Company....................................           S-1

GENERAL INFORMATION


Lincoln Life
Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our") (EIN 22-0832760), is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is an indirect wholly owned subsidiary of Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies. Death benefit proceeds and rider benefits to the extent those proceeds and benefits exceed the then current accumulation value of your policy are backed by the claims-paying ability of Lincoln Life.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York State Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.



Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.



Changes of Investment Policy

Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.


In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account, without a transfer charge, even if the 24 free transfers have already been used. You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.



Principal Underwriter

Lincoln Financial Distributors, Inc. ("LFD"), One Granite Place, Concord, NH 03301, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD received $376,693 in 2007 for the sale of policies offered through the Separate Account. LFD retains no underwriting commissions from the sale of the policies.



Disaster Plan

Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.



Advertising

Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

More About the S&P 500 Index. Investors look to indexes as a standard of market performance. Indexes are model portfolios, that is, groups of stocks or bonds selected to represent an entire market. The S&P 500 Index is a widely used measure of large US company stock performance. It consists of the common stocks of 500 major corporations selected according to size, frequency and ease by which their stocks trade, and range and diversity of the American economy.

The LVIP SSgA S&P 500 Index Fund seeks to approximate as closely as possible, before fees and expenses, the total return of the S&P 500 Index. To accomplish this objective the fund's sub-adviser, SSgA Funds Management, Inc. ("SFM"), attempts to buy and sell all of the index's securities in the same proportion as they are reflected in the S&P 500 Index, although the fund reserves the right not to invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances. SFM does not seek to beat the S&P 500 Index and does not seek temporary defensive positions when markets appear to be overvalued. SFM makes no attempt to apply economic, financial or market analysis when managing the fund. Including a security among the fund's holdings implies no opinion as to its attractiveness as an investment.

The fund may invest in stock index futures and options on stock index futures as a substitute for a comparable market position in the underlying securities. A stock index future obligates one party to deliver (and the other party to take), effectively, an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made. Instead, the buyer and seller settle the difference in cash between the contract price and the market price on the agreed upon date. The buyer pays the difference if the actual price is lower than the contract price and the seller pays the difference if the actual price is higher. There can be no assurance that a liquid market will exist at the time when the fund seeks to close out a futures contract or a futures option position. Lack of a liquid market may prevent liquidation of an unfavorable position.

The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Product. S&P has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


SERVICES


Independent Registered Public Accounting Firm

The financial statements of the Separate Account and the financial statements of Lincoln Life & Annuity Company of New York appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2 Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, Pennsylvania 19103, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.




Accounting Services

We have entered into an agreement with the Bank of New York Mellon, N.A., One Mellon Bank Plaza, 500 Grant Street, Pittsburgh, PA, 15258, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.



Checkbook Service for Disbursements

We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

We also offer this same checkbook service for surrenders of your policy of $5,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately - even a check for the entire amount.



Administrative Services

Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies. The Lincoln National Life Insurance Company receives no compensation from the Separate Account for these services.

POLICY INFORMATION


Assignment
While either insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and received at our Administrative Office. It will become effective when we receive the original assignment or a certified copy of the assignment at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such indebtedness after we have received any assignment.

Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.



Transfer of Ownership

As long as either insured is living, you may transfer all of your rights in the policy by submitting a Written Request to our Administrative Office. You may revoke any transfer of ownership prior to its effective date. The transfer of ownership, or revocation of transfer, will not take effect until received by us. Once we have received the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the Written Request.

On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the policy. Unless you direct us otherwise, with the consent of any assignee named in an assignment received by us, a transfer will not affect the interest of any beneficiary designated prior to the effective date of transfer.



Beneficiary

The beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the beneficiary at any time while either insured is living, except when we have received an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and received at our Administrative Office. If the owner has specifically requested not to reserve the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will not be effective until received by us. Once we have received the change of beneficiary, the change will take effect as of the date of latest signature on the Written Request or, if there is no such date, the date received.

If any beneficiary dies before the death of the second insured, the beneficiary's potential interest shall pass to any surviving beneficiaries in the appropriate beneficiary class, unless otherwise specified to the Company. If no named beneficiary survives at the time of the death of the second insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.



Right to Convert Contract

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance charge than those guaranteed for the General Account.




Change of Plan

Within the first 18 months from the policy date, you may exchange your policy without any evidence of insurability for any one of the permanent life insurance policies then being issued by us belonging to the same premium class to which your policy belongs. The request for exchange must be in writing and received by us within 18 months of the policy date of your policy. Unless otherwise agreed by you or us, the new policy will have the same initial amount of insurance and policy date as the original policy, and the issue age of the insured under the new policy will be the issue age of the insured as of the policy date of the original policy. Any riders and incidental benefits included in the original policy will be included if such riders and incidental benefits are issued with the new policy. If the conversion results in the increase or decrease in the Accumulation Value, such increase or decrease will be payable to us by you, as applicable.

The Company may not make an offer to you to exchange your policy without obtaining required regulatory approvals.



Settlement Options

Proceeds will be paid in a lump sum unless you choose a settlement option we make available.



Deferment of Payments

Amounts payable as a result of loans, surrenders or partial surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. In the event of a deferral of a surrender, loan or payment of the death benefit proceeds beyond 10 days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay premiums on policies with us.



Incontestability

The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.



Misstatement of Age or Sex

If the age or sex of either insured has been misstated, benefits will be those which would have been purchased at the correct age or sex. If the policy is issued on a unisex basis, and the age of the insured has been misstated, benefits will be those which would have been purchased at the correct age.



Suicide

If the second insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the second insured dies by suicide, while sane or insane, within two years from the date any increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount.


PERFORMANCE DATA
Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:

o an annual reduction for fund management fees and expenses, and

o a policy level mortality and expense charge applied on a daily equivalent basis, but

o no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by:

a) calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

b) dividing this figure by the account value at the beginning of the period;
   then

c) annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

     P(1 + T)n = ERV


Where:        P = a hypothetical initial purchase payment of $1,000
              T = average annual total return for the period in question
              N = number of years
              ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:

(1) all recurring fees have been charged to the policy owner's accounts; and

(2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".


FINANCIAL STATEMENTS

The December 31, 2008 financial statements of the Separate Account and the financial statements of the Company follow.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
            (Formerly Jefferson-Pilot LifeAmerica Insurance Company)

                              Financial Statements
                 For the Year Ended December 31, 2008, 2007 and
             for the Periods from April 3 through December 31, 2006
                      and January 1 through April 2, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of Lincoln Life & Annuity Company of New York (the Company) as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2008, for the period from April 3 through December 31, 2006, and for the period from January 1 through April 2, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2008 and 2007, and the results of its operations and its cash flows for the each of the two years in the period ended December 31, 2008, for the period from April 3 through December 31, 2006, and for the period from January 1 through April 2, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Philadelphia, Pennsylvania
March 25, 2009

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                                 BALANCE SHEETS
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                                        AS OF DECEMBER 31,
                                                                        ------------------
                                                                          2008      2007
                                                                        -------   --------
ASSETS
Investments:
   Available-for-sale securities, at fair value:
      Fixed maturity (amortized cost: 2008 -- $5,778; 2007 -- $5,767)    $5,159    $ 5,759
      Equity (cost: 2008 -- $3; 2007 -- $3)                                   2          2
   Mortgage loans on real estate                                            294        260
   Policy loans                                                             430        432
   Other investments                                                          2          3
                                                                         ------    -------
      Total investments                                                   5,887      6,456
Cash and invested cash                                                       55        129
Deferred acquisition costs and value of business acquired                 1,115        799
Premiums and fees receivable                                                  3          4
Accrued investment income                                                    86         83
Reinsurance recoverables                                                    595        479
Goodwill                                                                    162        162
Other assets                                                                 88         80
Separate account assets                                                   1,690      2,284
                                                                         ------    -------
      Total assets                                                       $9,681    $10,476
                                                                         ======    =======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
Future contract benefits                                                 $1,568    $ 1,448
Other contract holder funds                                               4,866      4,865
Other liabilities                                                            70        222
Separate account liabilities                                              1,690      2,284
                                                                         ------    -------
      Total liabilities                                                   8,194      8,819
                                                                         ------    -------
CONTINGENCIES AND COMMITMENTS (SEE NOTE 12)
STOCKHOLDER'S EQUITY:
Common stock -- 132,000 shares, authorized, issued and outstanding          940        940
Retained earnings                                                           757        724
Accumulated other comprehensive loss                                       (210)        (7)
                                                                         ------    -------
      Total stockholder's equity                                          1,487      1,657
                                                                         ------    -------
         Total liabilities and stockholder's equity                      $9,681    $10,476
                                                                         ======    =======

                 See accompanying Notes to Financial Statements

                              STATEMENTS OF INCOME
                                  (IN MILLIONS)

                                                                                         PERIOD FROM   PERIOD FROM
                                                             FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                           YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                              2008           2007           2006           2006
                                                          ------------   ------------   ------------   -----------
REVENUES:
Insurance premiums                                             $ 98           $ 98           $ 27           $ 5
Insurance fees                                                  248            234             89             5
Net investment income                                           395            361            161            19
Realized loss                                                   (98)           (25)            (1)           --
                                                               ----           ----           ----           ---
   Total revenues                                               643            668            276            29
                                                               ----           ----           ----           ---
BENEFITS AND EXPENSES:
Interest credited                                               209            194             95            11
Benefits                                                        228            192             43             7
Underwriting, acquisition, insurance and other expenses         156            128             77             6
                                                               ----           ----           ----           ---
   Total benefits and expenses                                  593            514            215            24
                                                               ----           ----           ----           ---
Income before taxes                                              50            154             61             5
Federal income taxes                                             14             52             19             2
                                                               ----           ----           ----           ---
      Net income                                               $ 36           $102           $ 42           $ 3
                                                               ====           ====           ====           ===

                 See accompanying Notes to Financial Statements

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                  (IN MILLIONS)

                                                                                               PERIOD FROM   PERIOD FROM
                                                                   FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                                    2008           2007           2006           2006
                                                                ------------   ------------   ------------   -----------
COMMON STOCK:
Balance at beginning-of-period                                     $  940         $  235          $235          $ 181
Stock compensation                                                     --            --            --              1
Acquisition by Lincoln National Corporation:
   Sale of stockholder's equity                                        --             --            --           (182)
   Lincoln National Corporation purchase price                         --             (1)           --            233
Merger with Predecessor Lincoln Life & Annuity
   Company of New York                                                 --             --            --              2
Capital contribution                                                   --            706            --             --
                                                                   ------         ------          ----          -----
      Balance at end-of-period                                        940            940           235            235
                                                                   ------         ------          ----          -----
RETAINED EARNINGS:
Balance at beginning-of-period                                        724            623           581             26
Acquisition by Lincoln National Corporation:
   Sale of stockholder's equity                                        --             --            --            (29)
Merger with Predecessor Lincoln Life & Annuity
   Company of New York                                                 --             --            --            581
Cumulative effect of adoption of SOP 05-1                              --             (1)           --             --
Comprehensive (loss) income                                          (167)            81            53             (7)
Less other comprehensive income (loss), net of tax                   (203)           (21)           11            (10)
                                                                   ------         ------          ----          -----
   Net income                                                          36            102            42              3
Dividends declared                                                     (3)            --            --             --
                                                                   ------         ------          ----          -----
      Balance at end-of-period                                        757            724           623            581
                                                                   ------         ------          ----          -----
NET UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES:
Balance at beginning-of-period                                         (8)            14             3             10
Merger with Predecessor Lincoln Life & Annuity
   Company of New York                                                 --             --            --              3
Change during the period                                             (203)           (22)           11            (10)
                                                                   ------         ------          ----          -----
      Balance at end-of-period                                       (211)            (8)           14              3
                                                                   ------         ------          ----          -----
NET UNREALIZED GAIN ON DERIVATIVE INSTRUMENTS:

Balance at beginning-of-period                                          1             --            --             --
Change during the period                                               --              1            --             --
                                                                   ------         ------          ----          -----
      Balance at end-of-period                                          1              1            --             --
                                                                   ------         ------          ----          -----
         Total stockholder's equity at end-of-period               $1,487         $1,657          $872          $ 819
                                                                   ======         ======          ====          =====

                 See accompanying Notes to Financial Statements

                            STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)

                                                                                              PERIOD FROM    PERIOD FROM
                                                                  FOR THE        FOR THE         APRIL 3      JANUARY 1
                                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                                    2008           2007           2006           2006
                                                                ------------   ------------   ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $  36          $ 102          $  42         $  3
Adjustments to reconcile net income to net cash provided
   by operating activities:
      Deferred acquisition costs, value of business acquired,
         deferred sales inducements and deferred front end
         loads deferrals and interest, net of amortization              7            (41)           (34)          (4)
      Change in premiums and fees receivable                            1              9             --           --
      Change in accrued investment income                              (3)           (23)             1           (1)
      Change in future contract benefits                              120             51             46            1
      Change in other contract holder funds                           (70)           (51)           (12)           5
      Change in reinsurance recoverables                             (116)           (35)           (12)          --
      Change in federal income tax accruals                           (26)            59              8            5
      Realized loss                                                    98             25              1           --
      Stock-based compensation expense                                  1             --             --            1
      Other                                                           (16)           (21)            (4)          (3)
                                                                    -----          -----          -----         ----
         Net cash provided by operating activities                     32             75             36            7
                                                                    -----          -----          -----         ----
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities                           (833)          (734)          (349)          (8)
Sales of available-for-sale securities                                162            143             84           12
Maturities of available-for-sale securities                           548            550            212           16
Purchases of other investments                                        (76)           (82)           (11)          --
Sales or maturities of other investments                               37             79             13            4
Cash acquired from merger                                              --             --             12           --
Other                                                                  --             --             (6)          --
                                                                    -----          -----          -----         ----
         Net cash (used in) provided by investing activities         (162)           (44)           (45)          24
                                                                    -----          -----          -----         ----
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits of fixed account values, including the fixed
   portion of variable                                                538            541            395           27
Withdrawals of fixed account values, including the fixed
   portion of variable                                               (406)          (412)          (296)         (65)
Transfers to and from separate accounts, net                          (72)           (74)           (45)          --
Common stock issued for benefit plans and excess tax benefits          (4)            --             --           --
                                                                    -----          -----          -----         ----
         Net cash provided by (used in) financing activities           56             55             54          (38)
                                                                    -----          -----          -----         ----
            Net increase (decrease) in cash and invested cash         (74)            86             45           (7)
            Cash and invested cash at beginning-of-period             129             43             (2)           5
                                                                    -----          -----          -----         ----
               Cash and invested cash at end-of-period              $  55          $ 129          $  43         $ (2)
                                                                    =====          =====          =====         ====

                 See accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Lincoln Life & Annuity Company of New York ("LLANY" or the "Company," which also may be referred to as "we," "our" or "us"), a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), a wholly-owned subsidiary of Lincoln National Corporation ("LNC" or the "Ultimate Parent"), and formerly referred to as Jefferson-Pilot LifeAmerica Insurance Company ("JPLA"), is domiciled in the state of New York. LLANY is principally engaged in the sale of individual life insurance products, individual annuity products and worksite and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents and brokers throughout the U.S. LLANY is licensed and sells its products throughout the United States of America ("U.S.") and several U.S. territories, see Note 21.

BASIS OF PRESENTATION

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

On April 3, 2006, LNC completed its merger with Jefferson-Pilot Corporation ("Jefferson-Pilot"). At that time, JPLA, a wholly-owned subsidiary of Jefferson Pilot Financial Insurance Company ("JPFIC"), a wholly-owned subsidiary of Jefferson-Pilot, became a wholly-owned subsidiary of LNC. Associated with the merger between LNC and Jefferson-Pilot, JPLA and the predecessor Lincoln Life & Annuity Company of New York ("predecessor LLANY") were merged into a single entity, effective April 2, 2007, with JPLA being the surviving entity, which was renamed to LLANY.

Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combination" ("SFAS 141"), excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," provide a source of guidance for such transactions. In accordance with APB Opinion No. 16, the financial statements are presented as if on April 3, 2006, LLANY completed the merger with predecessor LLANY, and has included the results of operations and financial condition of predecessor LLANY in our financial statements beginning on April 3, 2006, and all comparative financial statements are restated and presented as if the entities had been previously combined, in a manner similar to a pooling-of interests. The financial statements for the period from January 1, 2006, through April 2, 2006, exclude the results of operations and financial condition of predecessor LLANY.

LLANY also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 19 for additional discussion on SAP.

Certain amounts reported in prior years' financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or stockholder's equity of the prior years.

For the period from January 1, 2006, through April 2, 2006, the period from April 3, 2006 to December 31, 2006 and for the year ended December 31, 2007, we have reclassified the results of certain derivatives and embedded derivatives to realized gain (loss), which were previously reported within insurance fees, net investment income, interest credited or benefits on our Statements of Income. The associated amortization expense of deferred acquisition costs ("DAC") and value of business acquired ("VOBA") (previously reported within underwriting, acquisition, insurance and other expenses), deferred sales inducements ("DSI") (previously reported within interest credited), deferred front-end loads ("DFEL") (previously reported within insurance fees) and changes in contract holder funds (previously reported within benefits) have also been reclassified to realized loss on our Statements of Income.

The detail of the reclassifications (in millions) from what was previously reported in prior period Statements of Income (in millions) was as follows:

                                             FOR THE
                                           YEAR ENDED
                                          DECEMBER, 31
                                              2007
                                          ------------
Realized loss, as previously reported         $(19)
Effect of reclassifications to:
   Insurance fees                                3
   Net investment income                         1
   Interest credited                             1
   Benefits                                    (15)
   Underwriting, acquisition, insurance
      and other expenses                         4
                                              ----
         Realized loss, as adjusted           $(25)
                                              ====

The reclassifications for the period from January 1 through April 2, 2006, and from April 3 through December 31, 2006, were not significant.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, DAC, VOBA, goodwill, future contract benefits, other contract holder funds (including DFEL), pension plans, income taxes and the potential effects of resolving litigated matters.

BUSINESS COMBINATIONS

For all business combination transactions initiated after June 30, 2001, the purchase method of accounting has been used, and accordingly, the assets and liabilities of the acquired company have been recorded at their estimated fair values as of the merger date. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information relative to the fair values as of the acquisition date becomes available. The financial statements include the results of operations of any acquired company since the acquisition date.

AVAILABLE-FOR-SALE SECURITIES

Securities classified as available-for-sale consist of fixed maturity and equity securities and are stated at fair value with unrealized gains and losses included as a separate component of accumulated other comprehensive income ("OCI"), net of associated DAC, VOBA, DSI, other contract holder funds and deferred income taxes.

We measure the fair value of our securities classified as available-for-sale based on assumptions used by market participants in pricing the security. Pursuant to SFAS No. 157, we have categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), as described in "SFAS NO. 157 - FAIR VALUE MEASUREMENTS" in Note 2. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity or equity security, and we consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include: third party pricing services, independent broker quotations or pricing matrices. We use observable and unobservable inputs to our valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales, and discussions with senior business leaders and brokers as well as observations of general market movements for those security classes. For those securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs in order to measure the fair value of these securities. In cases where this information is not available, such as for privately placed securities, fair value is estimated using an internal pricing matrix. This matrix relies on management's judgment concerning: the discount rate used in calculating expected future cash flows, credit quality, industry sector performance and expected maturity.

We do not adjust prices received from third parties; however, we analyze the third party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy. See Note 2 "SFAS NO. 157 - FAIR VALUE MEASUREMENTS" for more information regarding the fair value hierarchy.

Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on the sale of investments are determined using the specific identification method.

We regularly review available-for-sale securities for declines in fair value that we determine to be other-than-temporary. The cost basis of securities that are determined to be other-than-temporarily impaired is written down to current fair value with a corresponding charge to realized gain (loss) on our Statements of Income. A write-down for impairment can be recognized for both credit-related events and for a decline in fair value due to changes in interest rates. Once a security is written down to fair value through net income, any subsequent recovery of fair value cannot be recognized in net income until the security is sold. However, in the event that the security is written down due to an interest-rate related impairment, a recovery in value is accreted through investment income over the life of the security. In evaluating whether a decline in value is other-than-temporary, we consider several factors including, but not limited to: the severity (generally if greater than 20%) and duration (generally if greater than six months) of the decline; our ability and intent to hold the security for a sufficient period of time to allow for a recovery in value; the cause of the decline; and fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer.

For asset-backed and mortgage-backed securities, included in the available-for-sale fixed maturity securities portfolio, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date plus anticipated future payments. Any adjustments resulting from changes in effective yield are reflected in net investment income on our Consolidated Statements of Income.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of valuation allowances. Interest income is accrued on the principal balance of the loan based on the loan's contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on our Statements of Income along with mortgage loan fees, which are recorded as they are incurred. Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established for the excess carrying value of the loan over its estimated value. The loan's estimated value is based on: the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the loan's collateral. Valuation allowances are maintained at a level we believe is adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. We do not accrue interest on impaired loans and loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Statements of Income when received, depending on the assessment of the collectibility of the loan. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. All mortgage loans that are impaired have an established allowance for credit losses. Changes in valuation allowances are reported in realized gain (loss) on our Statements of Income.

POLICY LOANS

Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral. Policy loans are carried at unpaid principal balances.

DERIVATIVE INSTRUMENTS

We have certain variable annuity products with guaranteed minimum withdrawal benefits ("GWB") and guaranteed income benefits ("GIB") features that are embedded derivatives. These derivative instruments are recognized as either assets or liabilities on our Balance Sheets at estimated fair value. The change in fair value of the embedded derivatives flows through net income as realized gain (loss) on our Statement of Income.

CASH AND CASH EQUIVALENTS

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with a maturity of three months or less.

DAC, VOBA, DSI AND DFEL

Commissions and other costs of acquiring universal life insurance ("UL"), variable universal life insurance ("VUL"), traditional life insurance, annuities and other investment contracts, which vary with and are related primarily to the production of new business, have been deferred (i.e. DAC) to the extent recoverable. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. Bonus credits and excess interest for dollar cost averaging contracts are considered DSI, and the unamortized balance is reported in other assets on our Balance Sheets. Contract sales charges that are collected in the early years of an insurance contract are deferred (referred to as "DFEL"), and the unamortized balance is reported in other contract holder funds on our Balance Sheets.

The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97"); and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). For all SFAS 97 and SFAS 60 contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends. Both DAC and VOBA amortization is reported within underwriting, acquisition, insurance and other expenses on our Statements of Income. DSI is expensed in interest credited on our Statements of Income. The amortization of DFEL is reported within insurance fees on our Statements of Income.

Under SFAS 97, acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits ("EGPs") from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for UL and VUL policies are estimated to be 30 years, based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable lapse experience.

All SFAS 60 contracts, including traditional life insurance, which include individual whole life, group business and term life insurance contracts, are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC, VOBA, DSI or DFEL balance or related amortization under SFAS 60 for fixed and variable payout annuities.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on debt securities classified as available-for-sale and certain derivatives and embedded derivatives. Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Statements of Income reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

On a quarterly basis, we may record an adjustment to the amounts included on our Balance Sheets for DAC, VOBA, DSI and DFEL with an offsetting benefit or charge to revenues or expenses for the impact of the difference between the estimates of future gross profits used in the prior quarter and the emergence of actual and updated estimates of future gross profits in the current quarter ("retrospective unlocking"). In addition, in the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for annuity and life insurance products with certain guarantees. These assumptions include investment margins, mortality, retention and rider utilization. Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL are adjusted with an offsetting benefit or charge to revenues or amortization expense to reflect such change ("prospective unlocking"). The distinction between these two types of unlocking is that retrospective unlocking is driven by the emerging experience period-over-period, while prospective unlocking is driven by changes in assumptions or projection models related to estimated future gross profits.

DAC, VOBA, DSI and DFEL are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.

REINSURANCE

We enter into reinsurance agreements with other companies in the normal course of business. Assets and liabilities and premiums and benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on our Balance Sheets and Statements of Income, respectively, because there is a right of offset explicit in the reinsurance agreements. All other reinsurance agreements are reported on a gross basis on our Balance Sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of modified coinsurance ("Modco") agreements for which the right of offset also exists. Premiums, benefits and DAC are reported net of insurance ceded.

GOODWILL

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events, including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator or unanticipated competition, would cause us to review the carrying amounts of goodwill for impairment. SFAS 142 requires that we perform a two-step test in our evaluation of the carrying value of goodwill for impairment. In Step 1 of the evaluation, the fair value of each reporting unit is determined and compared to the carrying value of the reporting unit. If the fair value is greater than the carrying value, then the carrying value is deemed to be sufficient and Step 2 is not required. If the fair value estimate is less than the carrying value, it is an indicator that impairment may exist and Step 2 is required to be performed. In Step 2, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value as determined in Step 1 to all of its net assets (recognized and unrecognized) as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of the reporting unit's goodwill is lower than its carrying amount, goodwill is impaired and written down to its fair value, and a charge is reported in impairment of intangibles on our Statements of Income.

SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS

Specifically identifiable intangible assets, net of accumulated amortization, are reported in other assets on our Balance Sheets. The carrying values of specifically identifiable intangible assets are reviewed periodically for indicators of impairment in value, including unexpected or adverse changes in the following: the economic or competitive environments in which the Company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation. If there was an indication of impairment, then the cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on our Statements of Income.

OTHER LONG-LIVED ASSETS

Property and equipment owned for company use is included in other assets on our Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed.

Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

We maintain separate account assets, which are reported at fair value. The related liabilities are reported at an amount equivalent to the separate account assets. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company with respect to certain accounts. See Note 10 for additional information regarding arrangements with contractual guarantees.

FUTURE CONTRACT BENEFITS AND OTHER CONTRACT HOLDER FUNDS

The liabilities for future contract benefits and claim reserves for UL and VUL insurance policies consist of contract account balances that accrue to the benefit of the contract holders, excluding surrender charges. The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.00% depending on the time of contract issue. The investment yield assumptions for immediate and deferred paid-up annuities range from 1.50% to 10.00%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing guaranteed death benefit ("GDB") features are calculated by estimating the present value of total expected benefit payments over the life of the contract divided by the present value of total expected assessments over the life of the contract ("benefit ratio") multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI.

With respect to our future contract benefits and other contract holder funds, we continually review: overall reserve position, reserving techniques and reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations.

UL and VUL products with secondary guarantees represented approximately 16% of permanent life insurance in force as of December 31, 2008, and approximately 84% of sales for these products in 2008. Liabilities for the secondary guarantees on UL-type products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Future contract benefits on our Balance Sheets include guaranteed living benefit ("GLB") features and remaining guaranteed interest and similar contracts that are carried at fair value. The fair values for the GLB contracts are based on their approximate surrender values. Our LINCOLN SMARTSECURITY(R) Advantage GWB feature, GIB and 4LATER(R) features have elements of both insurance benefits accounted for under Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1") and embedded derivatives accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS 157. We weight these features and their associated reserves accordingly based on their hybrid nature. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. We classify these items in level 3 within the hierarchy levels described in "SFAS NO. 157 - FAIR VALUE MEASUREMENTS" in Note 2.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

INSURANCE FEES

Insurance fees for investment and interest-sensitive life insurance contracts consist of asset-based fees, cost of insurance charges, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account balances. Investment products consist primarily of individual and group variable and fixed deferred annuities.

Interest-sensitive life insurance products include UL insurance, VUL insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the "attributed fees"), which are not reported within insurance fees on our Statements of Income. These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain (loss) on our Statements of Income.

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees, cost of insurance and contract administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

INSURANCE PREMIUMS

Our insurance premiums for traditional life insurance and group insurance products are recognized as revenue when due from the contract holder. Our traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Our group non-medical insurance products consist primarily of term life, disability and dental.

REALIZED GAIN (LOSS)

Realized gain (loss) on our Statements of Income includes realized gains and losses from the sale of investments, write-downs for other-than-temporary impairments of investments, derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivative and trading securities on Modco and coinsurance with funds withheld ("CFW") reinsurance arrangements. Realized gain
(loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation.

INTEREST CREDITED

Interest credited includes interest credited to contract holder account balances. Interest crediting rates associated with funds invested in our general account during 2006 through 2008 ranged from 3.00% to 8.50%.

BENEFITS

Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account balances. Benefits also include the change in reserves for life insurance products with secondary guarantee benefits and annuity products with guaranteed death benefits. For traditional life, group health and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Our employees participate in the pension and postretirement benefit plans which are sponsored by LNC and LNL. Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 16 for additional information.

STOCK-BASED COMPENSATION

In general, we expense the fair value of stock awards included in our incentive compensation plans. As of the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder's equity. We classify certain stock awards as liabilities. For these awards, the settlement value is classified as a liability on our Balance Sheets and the liability is marked-to-market through net income at the end of each reporting period. Stock-based compensation expense is reflected in underwriting, acquisition, insurance and other expenses on our Statements of Income. See Note 18 for additional information.

INCOME TAXES

We have elected to file consolidated federal income tax returns with LNC and its subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that we expect, more likely than not, will be realized. See Note 6 for additional information.

2. NEW ACCOUNTING STANDARDS

ADOPTION OF NEW ACCOUNTING STANDARDS

SOP 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the American Institute of Certified Public Accountants issued SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97. An internal replacement, defined by SOP 05-1, is a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. Contract modifications that result in a substantially unchanged contract are accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract are accounted for as an extinguishment of the replaced contract. Unamortized DAC, VOBA, DFEL and DSI from the replaced contract must be written off. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We adopted SOP 05-1 effective January 1, 2007. The adoption of SOP 05-1 did not have a material impact on our financial condition or results of operations.

FASB STAFF POSITION FAS 115-1 AND FAS 124-1 -- THE MEANING OF
OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FASB Staff Position ("FSP") Nos. SFAS 115-1 and SFAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullified the accounting and measurement provisions of Emerging Issues Task Force ("EITF") No. 03-1 - "The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments" and superseded EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." Under the impairment model in FSP 115-1, any security in an unrealized loss position is considered impaired. An evaluation is made to determine whether the impairment is other-than-temporary based on existing accounting guidance. If an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. The fair value of the security on the measurement date of the other-than-temporary impairment becomes the new cost basis for the security, which may not be adjusted for subsequent recoveries in fair value. Subsequent to the recognition of an interest-related other-than-temporary impairment for debt securities, the resulting discount, or reduction to the premium, is amortized over the remaining life of the debt security, prospectively, based on the amount and timing of the estimated future cash flows of the debt security. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our financial condition or results of operations.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation.

We adopted the provisions of SFAS 155 on January 1, 2007. Prior period restatement was not permitted. The adoption of SFAS 155 did not have a material impact on our financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. FIN 48 requires companies to determine whether it is "more likely than not" that an individual tax position will be sustained upon examination by the appropriate taxing authority prior to any part of the benefit being recognized in the financial statements. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits, including accrued interest and penalties, and uncertain tax positions where the estimate of the tax benefit may change significantly in the next twelve months. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007 by recording an increase in the liability for unrecognized tax benefits of less than $1 million on our Balance Sheets, offset by a reduction to the beginning balance of retained earnings. See Note 6 for more information regarding our adoption of FIN 48.

SFAS 157 -- FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value instruments. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (exit price) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (entry price). Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The three-level hierarchy for fair value measurement is defined as follows:

     - Level 1 - inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date. "Blockage discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market are prohibited;

     - Level 2 - inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

     - Level 3 - inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

We have certain guaranteed benefit features within our annuity products that, prior to January 1, 2008, were recorded using fair value pricing. These benefits will continue to be measured on a fair value basis with the adoption of SFAS 157, utilizing Level 3 inputs and some Level 2 inputs, which are reflective of the hypothetical market participant perspective for fair value measurement, including liquidity assumptions and assumptions regarding the Company's own credit or non-performance risk. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs and the effects of the measurements on earnings. See Note 20 for additional information about our fair value disclosures for financial instruments required by SFAS 157.

We adopted SFAS 157 effective January 1, 2008 and it did not have a material effect on our financial condition or results of operations.

See "Summary of Significant Accounting Policies" in Note 1 for discussion of the methodologies and assumptions used to determine the fair value of our financial instruments carried at fair value.

FSP NO. FAS 157-2 -- EFFECTIVE DATE OF FASB STATEMENT NO. 157

In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, we did not apply the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities within the scope of FSP 157-2. Examples of items to which the deferral is applicable include, but are not limited to:

     - Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods;

     - Reporting units measured at fair value in the goodwill impairment test under SFAS 142, and indefinite-lived intangible assets measured at fair value for impairment assessment under SFAS 142;

     - Nonfinancial long-lived assets measured at fair value for an impairment assessment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets";

     - Asset retirement obligations initially measured at fair value under SFAS No. 143, "Accounting for Asset Retirement Obligations"; and

     - Nonfinancial liabilities for exit or disposal activities initially measured at fair value under SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

As of January 1, 2009, the deferral from FSP 157-2 will no longer be effective. We will apply the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities beginning on January 1, 2009, and we do not expect the application to have a material impact on our financial condition or results of operations.

FSP NO. FAS 157-3 -- DETERMINING THE FAIR VALUE OF A FINANCIAL ASSET WHEN THE MARKET FOR THAT ASSET IS NOT ACTIVE

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an illustrative example of key considerations to analyze in determining fair value of a financial asset when the market for the asset is not active. During times when there is little market activity for a financial asset, the objective of fair value measurement remains the same, that is, to value the asset at the price that would be received by the holder of the financial asset in an orderly transaction (exit price) that is not a forced liquidation or distressed sale at the measurement date. Determining fair value of a financial asset during a period of market inactivity may require the use of significant judgment and an evaluation of the facts and circumstances to determine if transactions for a financial asset represent a forced liquidation or distressed sale. An entity's own assumptions regarding future cash flows and risk-adjusted discount rates for financial assets are acceptable when relevant observable inputs are not available. FSP 157-3 was effective on October 10, 2008, and for all prior periods for which financial statements have not been issued. Any changes in valuation techniques resulting from the adoption of FSP 157-3 shall be accounted for as a change in accounting estimated in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." We adopted the guidance in FSP 157-3 in our financial statements for the reporting period ending September 30, 2008. The adoption did not have a material impact on our financial condition or results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. At the effective date, the fair value option may be elected for eligible items that exist on that date. Effective January 1, 2008, we elected not to adopt the fair value option for any financial assets or liabilities that existed as of that date.

FSP EITF 99-20-1 -- AMENDMENTS TO THE IMPAIRMENT GUIDANCE IN EITF ISSUE NO.
99-20

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment Guidance in EITF Issue No. 99-20" ("EITF 99-20-1"), which eliminates the requirement in EITF No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20") for holders of beneficial interests to estimate cash flow using current information and events that a market participant would use in determining the current fair value and other-than-temporary impairment of the beneficial interest. FSP 99-20-1 removes the reference to a market participant and requires that an other-than-temporary impairment be recognized in earnings when it is probable that there has been an adverse change in the holder's estimated cash flows from the cash flows previously projected, which is consistent with the impairment model used in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." FSP 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and must be applied prospectively at the balance sheet date of the reporting period for which the assessment of cash flows is made. We adopted the guidance in FSP 99-20-1 as of December 31, 2008. The adoption did not have a material impact on our financial condition or results of operations.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

SFAS NO. 141(R) -- BUSINESS COMBINATIONS

In December 2007, the FASB issued SFAS No. 141(revised 2007), "Business Combinations" ("SFAS 141(R)"), which is a revision of SFAS No. 141 "Business Combinations" ("SFAS 141"). SFAS 141(R) retains the fundamental requirements of SFAS 141, but establishes principles and requirements for the acquirer in a business combination to recognize and measure the identifiable assets acquired, liabilities assumed and any noncontrolling interests in the acquiree and the goodwill acquired or the gain from a bargain purchase. The revised statement requires, among other things, that assets acquired, liabilities assumed and any noncontrolling interest in the acquiree shall be measured at their acquisition-date fair values. For business combinations completed upon adoption of SFAS 141(R), goodwill will be measured as the excess of the consideration transferred, plus the fair value of any noncontrolling interest in the acquiree, in excess of the fair values of the identifiable net assets acquired. Any contingent consideration shall be recognized at the acquisition-date fair value, which improves the accuracy of the goodwill measurement. Under SFAS 141(R), contractual pre-acquisition contingencies will be recognized at their acquisition-date fair values and non-contractual pre-acquisition contingencies will be recognized at their acquisition date fair values if it is more likely than not that the contingency gives rise to an asset or liability. Deferred recognition of pre-acquisition contingencies will no longer be permitted. Acquisition costs will be expensed in the period the costs are incurred, rather than included in the cost of the acquiree, and disclosure requirements will be enhanced to provide users with information to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008, with earlier adoption prohibited. We will adopt SFAS 141(R) for acquisitions occurring after January 1, 2009.

FSP FAS NO. 142-3 -- DETERMINATION OF THE USEFUL LIFE OF INTANGIBLE ASSETS

In April 2008, the FASB issued FSP FAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which applies to recognized intangible assets accounted for under the guidance in SFAS 142. When developing renewal or extension assumptions in determining the useful life of recognized intangible assets, FSP 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements. Absent the historical experience, an entity should use the assumptions a market participant would make when renewing and extending the intangible asset consistent with the highest and best use of the asset by market participants. In addition, FSP 142-3 requires financial statement disclosure regarding the extent to which expected future cash flows associated with the asset are affected by an entity's intent and/or ability to renew or extend an arrangement. FSP 142-3 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008, with early adoption prohibited. FSP 142-3 should be applied prospectively to determine the useful life of a recognized intangible asset acquired after the effective date. In addition, FSP 142-3 requires prospective application of the disclosure requirements to all intangible assets recognized as of, and subsequent to, the effective date. We will adopt FSP 142-3 on January 1, 2009, and do not expect the adoption will have a material impact on our financial condition and results of operations.

SFAS NO. 163 -- ACCOUNTING FOR FINANCIAL GUARANTEE INSURANCE CONTRACTS -- AN INTERPRETATION OF FASB STATEMENT NO. 60

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60" ("SFAS 163"), which applies to financial guarantee insurance and reinsurance contracts not accounted for as derivative instruments, and issued by entities within the scope of SFAS No. 60, "Accounting and Reporting by Insurance Enterprises." SFAS 163 changes current accounting practice related to the recognition and measurement of premium revenue and claim liabilities such that premium revenue recognition is linked to the amount of insurance protection and the period in which it is provided, and a claim liability is recognized when it is expected that a claim loss will exceed the unearned premium revenue. In addition, SFAS 163 expands disclosure requirements to include information related to the premium revenue and claim liabilities, as well as information related to the risk-management activities used to evaluate credit deterioration in insured financial obligations. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years; early application is not permitted. However, the disclosure requirements related to risk-management activities are effective in the first period (including interim periods) beginning after May 2008. Because we do not hold a significant amount of financial guarantee insurance and reinsurance contracts, no additional disclosures have been made, and we expect the adoption of SFAS 163 will not be material to our financial condition or results of operations.

EITF NO. 08-6 -- INVESTMENT ACCOUNTING CONSIDERATIONS

In November 2008, the FASB issued EITF No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which addresses the effect of SFAS 141(R) and SFAS 160 on equity-method accounting under Accounting Principles Board Opinion 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). EITF 08-6 will continue the APB 18 requirement that the cost basis of a new equity-method investment will follow a cost accumulation model, which includes transaction costs in the cost of the equity investment and excludes the value of contingent consideration unless it is required to be recognized under other literature. Subsequently, issuances of shares by the equity-method investee that reduce the investor's ownership percentage should be accounted for as if the investor sold a proportionate share of the investment, with gain or loss recognized through earnings. The EITF decided that the investor would not have to complete a separate impairment analysis on the investee's underlying assets, but rather the entire equity-method investment would continue to be subject to the current other-than-temporary impairment guidance in APB 18. EITF 08-6 is applicable to all investments accounted for under the equity method and is effective, prospectively, in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We will adopt EITF 08-6 on January 1, 2009, and do not expect the adoption will have a material impact on our financial condition and results of operations.

FSP FAS NO. 132(R)-1 -- EMPLOYERS' DISCLOSURES ABOUT POSTRETIREMENT BENEFIT PLAN ASSETS

In December 2008, the FASB issued FSP FAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"), which requires enhanced disclosures of the plan assets of an employer's defined benefit pension or other postretirement benefit plans. The disclosures required under FSP 132(R)-1 will include information regarding the investment allocation decisions made for plan assets, the fair value of each major category of plan assets disclosed separately for pension plans and other postretirement benefit plans and the inputs and valuation techniques used to measure the fair value of plan assets including the level within the fair value hierarchy as defined by SFAS 157. FSP 132(R)-1 requires the additional disclosure in SFAS 157 for Level 3 fair value measurements, and must also be provided for the fair value measurements of plan assets using Level 3 inputs. The disclosures in FSP 132(R)-1 are effective for fiscal years ending after December 15, 2009, and are not required for earlier periods that are presented for comparative purposes. We will include the disclosures required in FSP 132(R)-1 in the notes to our financial statements for the year ending December 31, 2009.

3. ACQUISITIONS AND REINSURANCE ASSUMPTION FROM LNL

JEFFERSON-PILOT ACQUISITION

On April 3, 2006, LNC completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by SFAS 141. Associated with the merger between LNC and Jefferson-Pilot, JPLA and predecessor LLANY were merged into a single entity, effective April 2, 2007, with JPLA being the surviving entity, which was renamed to LLANY.

REINSURANCE ASSUMPTION FROM LNL

Effective March 1, 2007, LNL ceded to predecessor LLANY, through an assignment and assumption agreement, certain blocks of individual and group life business. This assumption was a non-cash transaction. The following table summarizes the amounts (in millions) assumed from LNL:

                                          ACQUIRED
                                            VALUE
                                          --------
Investments                                $ 2,510
Policy loans                                   209
Deferred acquisition costs and value of
   business acquired                           366
Accrued investment income                       11
Reinsurance recoverables                       370
Other assets                                    22
Future contract benefits and other
   contract holder funds                    (2,701)
Other liabilities                              (83)
                                           -------
Total capital contribution                 $   704
                                           =======

The caption capital contribution in the accompanying Statements of Stockholder's Equity includes the $704 million presented above as well as a $2 million capital contribution for an unrelated matter for the year ended December 31, 2007.

4. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Pursuant to SFAS No. 157, we have categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), as described in "SFAS No. 157 - FAIR VALUE MEASUREMENTS" in Note 2. See Note 20 for additional disclosures regarding our fair values required by SFAS 157.

The amortized cost, gross unrealized gains and losses and fair value of available-for-sale securities (in millions) were as follows:

                                                      AS OF DECEMBER 31, 2008
                                               ------------------------------------
                                                           GROSS UNREALIZED
                                               AMORTIZED   ----------------   FAIR
                                                 COST       GAINS   LOSSES   VALUE
                                               ---------    -----   ------   ------
   Corporate bonds                               $4,407      $ 76    $526    $3,957
   U.S. Government bonds                             30         7      --        37
   Foreign government bonds                          28         5       1        32
   Mortgage-backed securities:
      Mortgage pass-through securities              168         5       4       169
      Collateralized mortgage obligations           727        23     103       647
      Commercial mortgage-backed securities         281         1      75       207
   State and municipal bonds                         36         1      --        37
   Hybrid and redeemable preferred stocks           101        --      28        73
                                                 ------      ----    ----    ------
       Total fixed maturity securities            5,778       118     737     5,159
   Equity securities                                  3        --       1         2
                                                 ------      ----    ----    ------
            Total available-for-sale securities  $5,781      $118    $738    $5,161
                                                 ======      ====    ====    ======

                                                      AS OF DECEMBER 31, 2007
                                               ------------------------------------
                                                           GROSS UNREALIZED
                                               AMORTIZED   ----------------   FAIR
                                                 COST       GAINS   LOSSES   VALUE
                                               ---------    -----   ------   ------
   Corporate bonds                               $4,481      $ 94    $ 94    $4,481
   U.S. Government bonds                             31         2      --        33
   Foreign government bonds                          46         6      --        52
   Mortgage-backed securities:
      Mortgage pass-through securities               92         1      --        93
      Collateralized mortgage obligations           746         8      22       732
      Commercial mortgage-backed securities         331         6      10       327
   State and municipal bonds                         37         1      --        38
   Hybrid and redeemable preferred stocks             3        --      --         3
                                                 ------      ----    ----    ------
       Total fixed maturity securities            5,767       118     126     5,759
   Equity securities                                  3        --       1         2
                                                 ------      ----    ----    ------
            Total available-for-sale securities  $5,770      $118    $127    $5,761
                                                 ======      ====    ====    ======

The amortized cost and fair value of fixed maturity available-for-sale securities by contractual maturities (in millions) were as follows:

                                                              AS OF DECEMBER 31, 2008
                                                           ----------------------------
                                                            AMORTIZED COST   FAIR VALUE
                                                           ---------------   ---------
Due in one year or less                                         $  214         $  213
Due after one year through five years                            1,199          1,133
Due after five years through ten years                           1,410          1,279
Due after ten years                                              1,779          1,511
                                                                ------         ------
   Subtotal                                                      4,602          4,136
Mortgage-backed securities                                       1,176          1,023
                                                                ------         ------
       Total fixed maturity available-for-sale securities       $5,778         $5,159
                                                                ======         ======

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses of available-for-sale securities (in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

                                                                                AS OF DECEMBER 31, 2008
                                                            ---------------------------------------------------------------
                                                             LESS THAN OR EQUAL      GREATER THAN
                                                              TO TWELVE MONTHS       TWELVE MONTHS             TOTAL
                                                            -------------------   -------------------   -------------------
                                                                        GROSS                 GROSS                 GROSS
                                                              FAIR   UNREALIZED     FAIR   UNREALIZED     FAIR   UNREALIZED
                                                             VALUE     LOSSES      VALUE     LOSSES      VALUE     LOSSES
                                                            ------   ----------   ------   ----------   ------   ----------
   Corporate bonds                                          $1,809      $229      $  825      $297      $2,634      $ 526
   U.S. Government bonds                                         2        --          --        --           2         --
   Foreign government bonds                                      4         1           2        --           6          1
   Mortgage-backed securities:
      Mortgage pass-through securities                          10         3           2         1          12          4
      Collateralized mortgage obligations                       84        35          93        68         177        103
      Commercial mortgage-backed securities                    126        20          47        55         173         75
   State and municipal bonds                                     5        --           2        --           7         --
   Redeemable preferred stocks                                  35         7          36        21          71         28
                                                            ------      ----      ------      ----      ------      -----
       Total fixed maturity securities                       2,075       295       1,007       442       3,082        737
   Equity securities                                             2         1          --        --           2          1
                                                            ------      ----      ------      ----      ------      -----
            Total available-for-sale securities             $2,077      $296      $1,007      $442      $3,084      $ 738
                                                            ======      ====      ======      ====      ======      =====
   Total number of securities in an unrealized loss position                                                        1,131
                                                                                                                    =====

                                                                                AS OF DECEMBER 31, 2007
                                                            ---------------------------------------------------------------
                                                             LESS THAN OR EQUAL      GREATER THAN
                                                              TO TWELVE MONTHS       TWELVE MONTHS             TOTAL
                                                            -------------------   -------------------   -------------------
                                                                        GROSS                 GROSS                 GROSS
                                                              FAIR   UNREALIZED     FAIR   UNREALIZED     FAIR   UNREALIZED
                                                             VALUE     LOSSES      VALUE     LOSSES      VALUE     LOSSES
                                                            ------   ----------   ------   ----------   ------   ----------
   Corporate bonds                                          $1,109       $51        $698       $43      $1,807      $ 94
   Foreign government bonds                                      2        --          --        --           2        --
   Mortgage-backed securities:
      Mortgage pass-through securities                           8        --          14        --          22        --
      Collateralized mortgage obligations                      266        18         105         4         371        22
      Commercial mortgage-backed securities                     59         6          59         4         118        10
   State and municipal bonds                                     2        --           5        --           7        --
                                                            ------       ---        ----       ---      ------      ----
       Total fixed maturity securities                       1,446        75         881        51       2,327       126
   Equity securities                                             2         1          --        --           2         1
                                                            ------       ---        ----       ---      ------      ----
            Total available-for-sale securities             $1,448       $76        $881       $51      $2,329      $127
                                                            ======       ===        ====       ===      ======      ====
   Total number of securities in an unrealized loss position                                                         738
                                                                                                                    ====

The fair value, gross unrealized losses (in millions) and number of available-for-sale securities where the fair value had declined below amortized cost by greater than 20%, were as follows:

                                  AS OF DECEMBER 31, 2008
                              ------------------------------
                                         GROSS      NUMBER
                               FAIR   UNREALIZED      OF
                              VALUE     LOSSES    SECURITIES
                              -----   ----------  ----------
Less than six months           $ 91      $ 36          37
Six months or greater, but
   less than nine months        126        54          53
Nine months or greater, but
   less than twelve months      153        78          83
Twelve months or greater        539       379         253
                               ----      ----         ---
   Total available-for-sale
      securities               $909      $547         426
                               ====      ====         ===

                                  AS OF DECEMBER 31, 2007
                              ------------------------------
                                         GROSS      NUMBER
                               FAIR   UNREALIZED      OF
                              VALUE     LOSSES    SECURITIES
                              -----   ----------  ----------
Less than six months           $18        $ 6           8
Six months or greater, but
   less than nine months        11          5          12
Nine months or greater, but
   less than twelve months       4          2           5
Twelve months or greater        23         11          16
                               ---        ---         ---
   Total available-for-sale
      securities               $56        $24          41
                               ===        ===         ===

As described more fully in Note 1, we regularly review our investment holdings for other-than-temporary impairments. Based upon this review, the cause of the $611 million increase in our gross unrealized losses for available-for-sale securities for the year ended December 31, 2008, was attributable primarily to the combination of reduced liquidity in all market segments and deterioration in credit fundamentals. We believe that the securities in an unrealized loss position as of December 31, 2008 and 2007 were not other-than-temporarily impaired due to our ability and intent to hold for a period of time sufficient for recovery.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate principally involve commercial real estate. The commercial loans are geographically diversified throughout the U.S. with the largest concentrations in New York, Illinois and Texas, which accounted for approximately 42% and 28% of mortgage loans as of December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, we held no impaired mortgage loans and therefore had no valuation allowance.

NET INVESTMENT INCOME

The major categories of net investment income (in millions) on our Statements of Income were as follows:

                                                                              PERIOD FROM   PERIOD FROM
                                                 FOR THE        FOR THE         APRIL 3      JANUARY 1
                                                YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                   2008           2007           2006           2006
                                               ------------   ------------   ------------   -----------
NET INVESTMENT INCOME
Fixed maturity available-for-sale securities       $355           $319           $140           $17
Mortgage loans on real estate                        17             16             13             1
Policy loans                                         24             21              8             1
Invested cash                                         3              4              2            --
Other investments                                    --              1              1            --
                                                   ----           ----           ----           ---
   Total investment income                          399            361            164            19
Investment expense                                   (4)            --             (3)           --
                                                   ----           ----           ----           ---
      Net investment income                        $395           $361           $161           $19
                                                   ====           ====           ====           ===

REALIZED LOSS RELATED TO INVESTMENTS

The detail of the realized loss related to investments (in millions) was as follows:

                                                                               PERIOD FROM   PERIOD FROM
                                                   FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                    2008           2007           2006           2006
                                                ------------   ------------   ------------   -----------
Fixed maturity securities available-for-sale:
   Gross gains                                     $   4           $  6            $ 2           $--
   Gross losses                                     (151)           (29)            (2)           --
Gain on other investments                             --             --              1            --
Associated amortization expense (benefit)
   of DAC, VOBA, DSI and DFEL and changes
   in other contract holder funds and funds
   withheld reinsurance liabilities                   51              4             (2)           --
                                                   -----           ----            ---           ---
      Total realized loss on investments           $ (96)          $(19)           $(1)          $--
                                                   =====           ====            ===           ===
Write-downs for other-than-temporary
   impairments included in realized loss
   on investments above                            $(133)          $(27)           $(2)          $--
                                                   =====           ====            ===           ===

See Note 14 for a comprehensive listing of realized gain (loss) reported on our Statements of Income.

INVESTMENT COMMITMENTS

We did not have any investment commitments as of December 31, 2008. As of December 31, 2007, our investment commitments, primarily mortgage loans on real estate, were $12 million.

CONCENTRATIONS OF FINANCIAL INSTRUMENTS

As of December 31, 2008, we had investments in the collateralized mortgage obligation industry with a fair value of $653 million or 11% of the invested assets portfolio totaling $5.9 billion. We utilized the industry classifications to obtain the concentration of financial instruments amount, as such, this amount will not agree to the available-for-sale securities table above. We did not have a concentration of financial instruments in a single industry as of December 31, 2007. As of December 31, 2008 and 2007, we did not have a significant concentration of financial instruments in a single investee or geographic region of the U.S.

ASSETS ON DEPOSIT

The Company had investment assets on deposit with regulatory agencies with a fair market value of $14 million and $13 million as of December 31, 2008 and 2007, respectively.

5. DERIVATIVE INSTRUMENTS

We have certain variable annuity products with GWB and GIB features that are embedded derivatives. Certain features of these guarantees, notably our GIB and 4LATER(R) features, have elements of both insurance benefits accounted for under SOP 03-1 and embedded derivatives accounted for under SFAS 133 and SFAS 157. We weight these features and their associated reserves accordingly based on their hybrid nature. The change in fair value of the embedded derivatives flows through net income as realized gain

(loss) on our Statement of Income. As of December 31, 2008 and 2007, we had embedded derivative instruments of $124 million and $12 million, respectively. As of December 31, 2008 and 2007, we had approximately $834 million and $1.1 billion, respectively, of account values that were attributable to variable annuities with a GWB feature. As of December 31, 2008 and 2007, we had approximately $48 million and $43 million, respectively, of account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

6. FEDERAL INCOME TAXES

The federal income tax expense on continuing operations (in millions) was as follows:

                                                                                 PERIOD FROM   PERIOD FROM
                                                     FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                   YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                      2008           2007            2006          2006
                                                  ------------   ------------   ------------   -----------
Current                                                $13            $27            $(8)          $--
Deferred                                                 1             25             27             2
                                                       ---            ---            ---           ---
      Total federal income tax expense                 $14            $52            $19           $ 2
                                                       ===            ===            ===           ===

A reconciliation of the effective tax rate differences (dollars in millions) was as follows:

                                                                                 PERIOD FROM   PERIOD FROM
                                                     FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                   YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                      2008           2007           2006           2006
                                                  ------------   ------------   ------------   -----------
Tax rate of 35% times pre-tax income                  $18            $54             $21           $ 2
Effect of:
   Separate account dividend received deduction        (3)            (2)             (1)           --
   Other items                                         (1)            --              (1)           --
                                                      ---            ---             ---           ---
      Provision for income taxes                      $14            $52             $19           $ 2
                                                      ===            ===             ===           ===
Effective tax rate                                     28%            34%             31%           35%
                                                      ===            ===             ===           ===

The effective tax rate is a ratio of tax expense over pre-tax income. The separate account dividend received deduction included in the table above is exclusive of any prior years' tax return resolution.

The federal income tax liability (in millions), which is included in other liabilities on our Balance Sheets, was as follows:

                                        AS OF DECEMBER 31,
                                        ------------------
                                            2008   2007
                                            ----   ----
Current                                      $ 6   $ 32
Deferred                                      17    141
                                             ---   ----
      Total federal income tax liability     $23   $173
                                             ===   ====

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

                                        AS OF DECEMBER 31,
                                        ------------------
                                            2008   2007
                                            ----   ----
DEFERRED TAX ASSETS:
Insurance and investment contract
   liabilities                              $119   $140
Other investments                             49     12
Compensation and benefit plans                 1      1
Ceding commission asset                        1      2
Net unrealized loss on securities
   available-for-sale                        216      1
Other                                          1      1
                                            ----   ----
      Total deferred tax assets              387    157
                                            ----   ----
DEFERRED TAX LIABILITIES:
Deferred acquisition costs                   154    100
Present value of business in-force           229    174
Other                                         21     24
                                            ----   ----
      Total deferred tax liabilities         404    298
                                            ----   ----
         Net deferred tax liability         $ 17   $141
                                            ====   ====

As of April 2, 2007, we have elected to file consolidated federal income tax returns with LNC and its subsidiaries. Pursuant to an inter-company tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. Prior to April 3, 2006, with the exception of predecessor LLANY, we were part of a consolidated Federal income tax filing with Jefferson-Pilot and its subsidiaries. Effective as of this merger date, the company, with the exception of predecessor LLANY, was part of a consolidated Federal income tax filing with JPFIC until April 2, 2007. Predecessor LLANY filed its tax return as part of a consolidated Federal income tax filing with its common parent, LNC.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. As of December 31, 2008 and 2007, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2008 and 2007.

As discussed in Note 2, we adopted FIN 48 on January 1, 2007. As of December 31, 2008 and 2007 $4 million and $3 million of our unrecognized tax benefits presented below, if recognized, would have impacted our income tax expense and our effective tax rate. We anticipate a change to our unrecognized tax benefits during 2009 to range of none to $1 million.

A reconciliation of the unrecognized tax benefits (in millions) was as follows:

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                              -------------------
                                                  2008   2007
                                                  ----   ----
Balance at beginning-of-year                       $22    $10
   Increases for prior year tax positions            1      1
   Increases for current year tax positions         --     11
                                                   ---    ---
Balance at end-of-year                             $23    $22
                                                   ===    ===

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. During the years ended December 31, 2008, and 2007, we recognized interest and penalty expense related to uncertain tax positions of $1 million, in each year. We recognized no interest and penalty expense related to uncertain tax positions during the year ended December 31, 2006. We had accrued interest and penalty expense related to the unrecognized tax benefits of $2 million as of December 31, 2008 and 2007, respectively.

We are subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the third quarter of 2008, the IRS completed its examination for tax years 2003 and 2004 resulting in a proposed assessment. We believe a portion of the assessment is inconsistent with existing law and are protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. We are currently under audit by the IRS for years 2005 and 2006. The Jefferson-Pilot subsidiaries acquired in the April 2006 merger are subject to a separate IRS examination cycle. For the former Jefferson-Pilot and its subsidiaries, the IRS is examining tax year ended April 2, 2006.

7. DAC, VOBA AND DSI

During the fourth quarter of 2008, we recorded a decrease to income totaling $15 million, for a reversion to the mean prospective unlocking of DAC, VOBA and DSI as a result of significant and sustained declines in the equity markets during 2008. The pre-tax impact for these items is included within the prospective unlocking line items in the changes in DAC, VOBA, and DSI tables below.

Changes in DAC (in millions) were as follows:

                                                                                      PERIOD FROM    PERIOD FROM
                                                           FOR THE       FOR THE         APRIL 3      JANUARY 1
                                                         YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                            2008           2007          2006            2006
                                                        ------------   ------------   ------------   -----------
Balance at beginning-of-period                              $306           $197           $ 60            $53
   Cumulative effect of adoption of SOP 05-1                  --             (1)            --             --
   Purchase accounting fair value adjustment                  --             --            (60)            --
   Merger acquired value                                      --             --            164             --
   Amounts transferred from LNL                               --             14             --             --
   Deferrals                                                  95            109             66              6
   Amortization, net of interest:
      Prospective unlocking -- assumption changes            (12)            --              1             --
      Prospective unlocking -- model refinements               9             (8)            (1)            --
      Retrospective unlocking                                (10)             9             (1)            --
      Other amortization, net of interest                    (36)           (35)           (22)            (2)
   Adjustment related to realized gains (losses) on
      available-for-sale securities and derivatives           36              3             (2)            --
   Adjustment related to unrealized gains (losses) on
      available-for-sale securities and derivatives           72             18             (8)             3
                                                            ----           ----           ----            ---
         Balance at end-of-period                           $460           $306           $197            $60
                                                            ====           ====           ====            ===

Changes in VOBA (in millions) were as follows:

                                                                                      PERIOD FROM    PERIOD FROM
                                                           FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                         YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                            2008           2007           2006           2006
                                                        ------------   ------------   ------------   -----------
Balance at beginning-of-period                              $493            $169          $ 12           $11
   Purchase accounting adjustments                            --              --            54            --
   Merger acquired value                                      --              --           114            --
   Amounts transferred from LNL                               --             352            --            --
   Deferrals                                                   3               4             5            --
   Amortization, net of interest:
      Prospective unlocking -- assumption changes              4               4            --            --
      Retrospective unlocking                                  3               9             1            --
      Other amortization                                     (72)            (70)          (22)           --
   Accretion of interest                                      26              24             7            --
   Adjustment related to realized gains on
      available-for-sale securities and derivatives            7               1            --            --
   Adjustment related to unrealized gains (losses) on
      available-for-sale securities and derivatives          191              --            (2)            1
                                                            ----            ----          ----           ---
         Balance at end-of-period                           $655            $493          $169           $12
                                                            ====            ====          ====           ===

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2008, was as follows:

2009         $ 46
2010           43
2011           33
2012           31
2013           29
Thereafter    282
             ----
   Total     $464
             ====

Changes in DSI (in millions) were as follows:

                                                                                  PERIOD FROM    PERIOD FROM
                                                       FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                     YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                        2008           2007           2006           2006
                                                    ------------   ------------   ------------   -----------
Balance at beginning-of-period                           $14            $11            $ 2           $ 2
   Purchase accounting adjustments                        --             --              6            --
   Deferrals                                               4              4              4            --
   Amortization, net of interest:
      Prospective unlocking -- assumption changes         (2)            --             --            --
      Other amortization, net of interest                 (2)            (1)            (1)           --
                                                         ---            ---            ---           ---
         Balance at end-of-period                        $14            $14            $11           $ 2
                                                         ===            ===            ===           ===

8. REINSURANCE

The following summarizes reinsurance amounts (in millions) recorded on our Statements of Income:

                                                                                  PERIOD FROM    PERIOD FROM
                                                       FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                     YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                        2008           2007           2006           2006
                                                    ------------   ------------   ------------   -----------
Direct insurance premiums and fees                      $ 480         $ 445           $155           $ 11
Reinsurance ceded                                        (134)         (113)           (39)            (1)
                                                        -----         -----           ----           ----
   Total insurance premiums and fees, net               $ 346         $ 332           $116           $ 10
                                                        =====         =====           ====           ====
Direct insurance benefits                               $ 395         $ 354           $125           $ 25
Reinsurance recoveries netted against benefits           (167)         (162)           (82)           (18)
                                                        -----         -----           ----           ----
   Total benefits, net                                  $ 228         $ 192           $ 43           $  7
                                                        =====         =====           ====           ====

We cede the portion of risks exceeding our retention limits to other insurers. We seek reinsurance coverage within the businesses that sell life insurance in order to limit our exposure to mortality losses and enhance our capital management. As discussed in Note 23, a portion of this reinsurance activity is with affiliated companies.

Under our reinsurance program, we reinsure approximately 55% to 60% of the mortality risk on newly issued non-term life insurance contracts and approximately 40% to 45% of total mortality risk including term insurance contracts. Our policy for this program is to retain no more than $10 million on a single insured life issued on fixed and VUL insurance contracts. Additionally, the retention per single insured life for term life insurance and for corporate owned life insurance is $2 million for each type of insurance. Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. As of December 31, 2008, the reserves associated with these reinsurance arrangements totaled $6 million. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits.

For details on the reinsurance assumption from LNL, which was effective March 1, 2007, see Note 3.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to us. We regularly evaluate the financial condition of our reinsurers and monitor concentrations of credit risk related to reinsurance activities.

9. GOODWILL AND SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

                         FOR THE YEAR ENDED DECEMBER 31, 2008
                        --------------------------------------
                        BALANCE AT     PURCHASE
                        BEGINNING-    ACCOUNTING    BALANCE AT
                          OF-YEAR    ADJUSTMENTS   END-OF-YEAR
                        ----------   -----------   -----------
Retirement Solutions:
   Annuities               $ 26          $--           $ 26
Insurance Solutions:
   Life Insurance           136           --            136
                           ----          ---           ----
      Total goodwill       $162          $--           $162
                           ====          ===           ====


                         FOR THE YEAR ENDED DECEMBER 31, 2007
                        --------------------------------------
                        BALANCE AT     PURCHASE
                        BEGINNING-    ACCOUNTING    BALANCE AT
                          OF-YEAR    ADJUSTMENTS   END-OF-YEAR
                        ----------   -----------   -----------
Retirement Solutions:
   Annuities               $ 27          $(1)          $ 26
Insurance Solutions:
   Life Insurance           137           (1)           136
                           ----          ---           ----
      Total goodwill       $164          $(2)          $162
                           ====          ===           ====

The purchase accounting adjustments above relate to income tax deductions recognized when stock options attributable to mergers were exercised or the release of unrecognized tax benefits acquired through mergers.

We performed a Step 1 goodwill impairment analysis on all of our reporting units. The Step 1 analysis for the reporting units within our Insurance Solutions and Retirement Solutions segments utilized primarily a discounted cash flow valuation technique. The discounted cash flow analysis required us to make judgments about revenues, earnings projections, growth rates and discount rates. We also considered other valuation techniques such as an analysis of peer companies and market participants. In the valuation process, we gave consideration to the current economic and market conditions. We also updated our October 1 analysis of goodwill impairment to reflect fourth quarter results and forecasts as of December 31, 2008, due to sharp declines in the equity markets and our stock price in the fourth quarter. In determining the estimated fair value of our reporting units, we incorporated consideration of discounted cash flow calculations, peer company price-to-earnings multiples, the level of our own share price and assumptions that market participants would make in valuing our reporting units. Our fair value estimations were based primarily on an in-depth analysis of future cash flows and relevant discount rates, which considered market participant inputs (income approach). For our other reporting units, we used other available information including market data obtained through strategic reviews and other analysis to support our Step 1 conclusions.

All of our reporting units passed the Step 1 analysis. Additionally, while the Step 1 analysis of our Insurance Solutions - Life reporting unit indicated that its fair value exceeded its carrying value, the margin above carrying value was relatively small. Therefore, we concluded that we should perform additional analysis for our Insurance Solutions - Life reporting unit under the Step 2 requirements of SFAS 142. In our Step 2 analysis, we estimated the implied fair value of the reporting unit's goodwill as determined by allocating the reporting unit's fair value determined in Step 1 to all of its net assets (recognized and unrecognized) as if the reporting unit had been acquired in a business combination at the date of the impairment test. We utilized very detailed forecasts of cash flows and market observable inputs in determining a fair value of the net assets for each of the reporting units similar to what would be estimated in a business combination between market participants. The implied fair value of goodwill for Insurance Solutions - Life was higher than its carrying amount; therefore, the goodwill for this reporting unit was not impaired.

The gross carrying amount and accumulated amortization (in millions) for the major specifically identifiable intangible asset class by reportable segment was as follows:

                                                         AS OF DECEMBER 31,
                                         -------------------------------------------------
                                                    2008                    2007
                                         -----------------------   -----------------------
                                           GROSS                     GROSS
                                         CARRYING    ACCUMULATED   CARRYING    ACCUMULATED
                                          AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                                         --------   ------------   --------   ------------
Insurance Solutions -- Life Insurance:
   Sales force                              $7           $1           $7            $--

Future estimated amortization of the specifically identifiable intangible asset was immaterial as of December 31, 2008.

10. GUARANTEED BENEFIT FEATURES

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GDB, GWB and GIB features. The GDB features include those where we contractually guarantee to the contract holder either: return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"); or the highest contract value on any contract anniversary date through age 80 minus any payments or withdrawals following the contract anniversary ("anniversary contract value").

Certain features of these guarantees are considered embedded derivatives and are recorded in future contract benefits on our Balance Sheets at fair value under SFAS 133 and SFAS 157. Other guarantees that are not considered embedded derivatives meet the criteria as insurance benefits and are accounted for under the valuation techniques included in SOP 03-1. Still other guarantees contain characteristics of both an embedded derivative and an insurance benefit and are accounted for under an approach that weights these features and their associated reserves accordingly based on their hybrid nature. Effective January 1, 2008, we adopted SFAS 157, which affected the valuation of our embedded derivatives. See
Note 20 for details on the adoption of SFAS 157. We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products. The change in fair value of these instruments tends to move in the opposite direction of the change in fair value of the embedded derivatives. The net impact of these changes is reported as GLB, which is reported as a component of realized gain (loss) on our Statements of Income and is discussed in Note 14.

Information on the GDB features outstanding (dollars in millions) was as follows (our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive):

                                            AS OF DECEMBER 31,
                                           -------------------
                                             2008       2007
                                           --------   --------
RETURN OF NET DEPOSITS
Total account value                          $1,265     $1,499
Net amount at risk(1)                           222          3
Average attained age of contract holders   52 years   51 years
MINIMUM RETURN
Average attained age of contract holders   77 years   76 years
Guaranteed minimum return                         5%         5%
ANNIVERSARY CONTRACT VALUE
Total account value                          $  731     $1,050
Net amount at risk(1)                           355         11
Average attained age of contract holders   64 years   64 years

----------
(1) Represents the amount of death benefit in excess of the account balance. The increase in net amount of risk when comparing December 31, 2008, to December 31, 2007, was attributable primarily to the decline in equity markets and associated reduction in the account values.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDB (in millions), which were recorded in future contract benefits on our Balance
Sheets:

                              FOR THE YEARS ENDED
                                  DECEMBER 31,
                              -------------------
                               2008   2007   2006
                               ----   ----   ----
Balance at beginning-of-year   $ 1     $ 1    $--
   Changes in reserves           9      --      1
   Benefits paid                (2)     --     --
                               ---     ---    ---
Balance at end-of-year         $ 8     $ 1    $ 1
                               ===     ===    ===

The changes to the benefit reserves amounts above are reflected in benefits on our Statements of Income.

Account balances of variable annuity contracts with guarantees (in millions) were invested in separate account investment options as follows:

                                    AS OF DECEMBER 31,
                                    ------------------
                                      2008     2007
                                     ------   ------
ASSET TYPE
Domestic equity                      $  670   $1,118
International equity                    276      232
Bonds                                   219      253
Money market                            213      206
                                     ------   ------
   Total                             $1,378   $1,809
                                     ======   ======
Percent of total variable annuity
   separate account values               89%      85%

Future contract benefits also include reserves for our products with secondary guarantees for our products sold through our Insurance Solutions - Life Insurance segment. These UL and VUL products with secondary guarantees represented approximately 15% of permanent life insurance in force as of December 31, 2008, and approximately 80% of sales for these products in 2008.

11. OTHER CONTRACT HOLDER FUNDS

Details of other contract holder funds (in millions) were as follows:

                                    AS OF DECEMBER 31,
                                    ------------------
                                       2008     2007
                                      ------   ------
Account values and other
   contract holder funds              $4,628   $4,613
Deferred front-end loads                  65       48
Contract holder dividends payable        164      165
Premium deposit funds                     12       13
Undistributed earnings on
   participating business                 (3)      26
                                      ------   ------
Total other contract holder funds     $4,866   $4,865
                                      ======   ======

As of December 31, 2008 and 2007, participating policies comprised approximately 4% of the face amount of insurance in force, and dividend expenses were $29 million, $25 million and $5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

12. CONTINGENCIES AND COMMITMENTS

CONTINGENCIES

REGULATORY AND LITIGATION MATTERS

Federal and state regulators continue to focus on issues relating to fixed and variable insurance products, including, but not limited to, suitability, replacements and sales to seniors. Like others in the industry, we have received inquiries including requests for information regarding sales to seniors from the Financial Industry Regulatory Authority, and we have responded to these inquiries. We continue to cooperate fully with such authority.

In the ordinary course of its business, we are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting our financial position. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

VULNERABILITY FROM CONCENTRATIONS

As of December 31, 2008, we did not have a concentration of business transactions with a particular customer or lender or sources of supply of labor or services used in the business. However, we do have a concentration in market and geographic area in which business is conducted. For the year ended December 31, 2008, approximately 81% of the premiums, on the basis of SAP, were generated in New York.

OTHER CONTINGENCY MATTERS

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. As of December 31, 2008 and 2007, we have not accrued for expected assessments.

13. STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY

All authorized and issued shares of LLANY are owned by LNL.

ACCUMULATED OCI

The following summarizes the components and changes in accumulated OCI (in millions):

                                                                                                     PERIOD FROM   PERIOD FROM
                                                                         FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                                       YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                                          2008           2007           2006           2006
                                                                      ------------   ------------   ------------   -----------
UNREALIZED GAINS (LOSS) ON AVAILABLE-FOR-SALE SECURITIES
Balance at beginning-of-period                                            $  (8)         $ 14           $  3           $ 10
Other comprehensive income (loss):
   Unrealized holding gains (losses) arising during the year               (758)          (67)            33            (16)
   Change in DAC, VOBA and other contract holder funds                      337            18            (15)             3
   Income tax (expense) benefit                                             156            15             (8)             6
   Less:
      Reclassification adjustment for losses included in net income        (147)          (23)            --             --
      Associated amortization of DAC, VOBA, DSI, DFEL and changes
         in other contract holder funds                                      51             4             (2)            --
      Income tax benefit                                                     34             7              1             --
                                                                          -----          ----           ----           ----
            Balance at end-of-period                                      $(211)         $ (8)          $ 14           $  3
                                                                          =====          ====           ====           ====
UNREALIZED GAINS ON DERIVATIVE INSTRUMENTS
Balance at beginning-of-period                                            $   1          $ --           $ --           $ --
Other comprehensive income (loss):
   Unrealized holding gains arising during the year                          --             5             --             --
   Change in DAC, VOBA and other contract holder funds                       --            (3)            --             --
   Income tax expense                                                        --            (1)            --             --
                                                                          -----          ----           ----           ----
            Balance at end-of-period                                      $   1          $  1           $ --           $ --
                                                                          =====          ====           ====           ====

14. REALIZED LOSS

Details underlying realized loss (in millions) reported on our Statements of Income were as follows:

                                                                                                     PERIOD FROM   PERIOD FROM
                                                                         FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                                       YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                                          2008           2007           2006           2006
                                                                      ------------   ------------   ------------   -----------
Total realized loss on investments and certain derivative
   instruments, excluding trading securities(1)                           $(96)          $(19)           $(1)          $--
Loss on certain reinsurance derivative/trading securities(2)                (1)            --             --            --
Guaranteed living benefits:
   Gross                                                                    --            (11)            --            --
   Associated amortization expense of DAC, VOBA, DSI and DFEL               (1)             5             --            --
                                                                          ----           ----            ---           ---
      Total realized loss                                                 $(98)          $(25)           $(1)          $--
                                                                          ====           ====            ===           ===

----------
(1)  See "Realized Loss Related to Investments" section in Note 4 for detail.

(2) Represents changes in the fair value of total return swaps (embedded derivatives) related to various modified coinsurance and coinsurance with funds withheld reinsurance arrangements that have contractual returns related to various assets and liabilities associated with these arrangements. Changes in the fair value of these derivatives are offset by the change in fair value of trading securities in the portfolios that support these arrangements.

15. UNDERWRITING, ACQUISITION, INSURANCE AND OTHER EXPENSES

Details underlying underwriting, acquisition, insurance and other expenses (in millions) were as follows:

                                                                                          PERIOD FROM   PERIOD FROM
                                                              FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                            YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                               2008           2007            2006          2006
                                                           ------------   ------------   ------------   -----------
Commissions                                                    $ 84           $100           $ 67           $ 4
General and administrative expenses                              66             64             38             4
DAC and VOBA deferrals and interest, net of amortization        (10)           (46)           (34)           (4)
Taxes, licenses and fees                                         16             10              6             2
                                                               ----           ----           ----           ---
   Total                                                       $156           $128           $ 77           $ 6
                                                               ====           ====           ====           ===

16. PENSION, HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS

LNC maintains qualified funded defined benefit pension plans in which many of our employees, including those of LLANY, are participants. LNC also maintains non-qualified, unfunded defined benefit pension plans for certain employees, and certain employees and certain retired employees of acquired companies. In addition, for certain employees LNC has supplemental retirement plans that provide defined pension benefits in excess of limits imposed by federal tax law. All of LNC's U.S. defined benefit pension plans were "frozen" as of either December 31, 1994, or December 31, 2007, or earlier. For their frozen plans, there are no new participants and no future accruals of benefits from the date of the freeze.

The eligibility requirements for each plan are described in each plan document and vary for each plan based on completion of a specified period of continuous service or date of hire, subject to age limitations. The frozen pension plan benefits are calculated either on a traditional or cash balance formula. Those formulas are based upon years of credited service and eligible earnings as defined in each plan document. The traditional formula provides benefits stated in terms of a single life annuity payable at age 65. Under the cash balance formula benefits are stated as a lump sum hypothetical account balance. That account balance equals the sum of the employee's accumulated annual benefit credits plus interest credits. Benefit credits, which are based on years of service and base salary plus bonus, ceased as of the date the plan was frozen. Interest credits continue until the employee's benefit is paid.

LNC also sponsors voluntary employees' beneficiary association ("VEBA") trust that provides postretirement medical, dental and life insurance benefits to retired full-time employees and agents who, depending on the plan, have worked for us for 10 years and attained age 55 (age 60 for agents). VEBAs are a special type of tax-exempt trust used to provide employee benefits and also are subject to preferential tax treatment under the Internal Revenue Code. Medical and dental benefits are available to spouses and other eligible dependents of retired employees and agents. Retirees may be required to contribute toward the cost of these benefits. Eligibility and the amount of required contribution for these benefits varies based upon a variety of factors incluing years of service and year of retirement. Effective January 1, 2008, the postretirement plan providing benefits to former employees of Jefferson-Pilot was amended such that only employees who had attained age 55 with a minimum of 10 years of service by December 31, 2007, and who later retire on or after age 60 with 15 years of service will be eligible to receive life insurance benefits when they retire.

17. 401(k), MONEY PURCHASE AND PROFIT SHARING PLANS

LNC sponsors a contributory defined contribution plan or a 401(k) plan for our eligible employees, including those of LLANY. LNL sponsors a number of contributory defined plans for agents only, including those of LLANY. These plans include a 401(k) plan for eligible agents and a defined contribution money purchase plan for eligible agents of the former Jefferson-Pilot. LNL also sponsors a money purchase plan for LNL agents that was frozen in 2004.

LNC makes contributions and matching contributions to each of the active plans in accordance with the plan document and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended.

The expenses (in millions) for the 401(k) and profit sharing plans were as follows:

                                                                                        PERIOD FROM   PERIOD FROM
                                                            FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                          YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                             2008           2007           2006           2006
                                                         ------------   ------------   ------------   -----------
Total expenses for the 401(k) and profit sharing plans        $2              $1            $--           $--

DEFERRED COMPENSATION PLANS

LNC sponsors the Deferred Compensation & Supplemental/Excess Retirement Plan (the "DC SERP") for certain U.S. employees, including those of LLANY, and deferred compensation plans for certain agents, including those of LLANY.

THE DEFERRED COMPENSATION PLAN FOR CERTAIN U.S. EMPLOYEES

Certain U.S. employees may participate in the DC SERP. All participants may elect to defer payment of a portion of their compensation as defined by the plan. DC SERP participants may select from a menu of "phantom" investment options (identical to those offered under our qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of the DC SERP, LNC agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participant. LNC makes matching contributions to these plans based upon amounts placed into the deferred compensation plans by individuals after participants have exceeded applicable limits of the Internal Revenue Code. The amount of our contribution is calculated in accordance with the plan document, which is similar to our 401(k) plans. Our expense for these plans was not significant for the years ended December 31, 2008, 2007 and 2006.

The terms of the DC SERP provide that plan participants who select our stock as the measure for their investment return will receive shares of LNC stock in settlement of this portion of their accounts at the time of distribution. In addition, participants are precluded from diversifying any portion of their deferred compensation plan account that has been credited to the stock unit fund. Consequently, changes in value of our stock do not affect the expenses associated with this portion of the deferred compensation plan.

DEFERRED COMPENSATION PLANS FOR CERTAIN AGENTS

LNC also sponsors a deferred compensation plan for certain eligible agents. Plan participants receive contributions based on their earnings. Plan participants may select from a menu of "phantom" investment options used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, LNC agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participant. LLANY agents invest in phantom investments that mirror those offered to qualified plan participants. Jefferson-Pilot agents invest in a different line up of "phantom" investments. Our expense for these plans was not significant for the years ended December 31, 2008, 2007 and 2006.

18. STOCK-BASED INCENTIVE COMPENSATION PLANS

Our employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, performance shares (performance-vested shares as opposed to time-vested shares) and deferred stock units - also referred to as "restricted stock units." LNC has a policy of issuing new shares to satisfy option exercises. Total compensation expense for stock-based awards to our employees was not material for the years ended December 31, 2008, 2007 and 2006.

19. STATUTORY INFORMATION AND RESTRICTIONS

We prepare financial statements in accordance with SAP prescribed or permitted by the New York Department of Insurance, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

Specified statutory information (in millions) was as follows:

                      AS OF DECEMBER 31,
                      ------------------
                          2008   2007
                          ----   ----
Capital and surplus       $795   $833

                                          PERIOD FROM   PERIOD FROM
              FOR THE        FOR THE        APRIL 3      JANUARY 1
            YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
               2008           2007           2006           2006
           ------------   ------------   ------------   -----------
Net loss       $(95)         $(188)         $(26)           $(1)

Our state of domicile, New York, has adopted a certain prescribed accounting practice that differs from those found in NAIC SAP. This prescribed practice is the use of continuous Commissioners Annuity Reserve Valuation Method ("CARVM") in the calculation of reserves. We also have several accounting practices permitted by our state of domicile that differ from those found in NAIC SAP. Specifically, these are the use of a more conservative valuation interest rate on certain annuities as of December 31, 2008 and 2007, the use of less conservative mortality tables on certain life insurance products as of December 31, 2008. The effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:

                                AS OF DECEMBER 31,
                                ------------------
                                   2008   2007
                                   ----   ----
Calculation of reserves using
   continuous CARVM                $(10)  $(10)

A new statutory reserving standard (commonly called "VACARVM") has been developed by the NAIC replacing current statutory reserve practices for variable annuities with guaranteed benefits, such as GWBs. The effective date for VACARVM is December 31, 2009. Based upon the level of variable annuity account values as of December 31, 2008, we estimate that VACARVM would have decreased our statutory capital by $40 to $60 million. The actual impact of the adoption will be dependent upon account values and conditions that exist as of December 31, 2009. We plan to utilize existing affiliate reinsurance structures, as well as pursue additional third-party reinsurance arrangements, to lessen any negative impact on statutory capital and dividend capacity. However, additional statutory reserves could lead to lower risk-based capital ("RBC") ratios and potentially reduce future dividend capacity from our insurance subsidiaries.

Prior to 2007, JPLA and predecessor LLANY prepared and filed separate statutory basis financial statements with the Insurance Departments of their states of domicile, New Jersey and New York, respectively. JPLA was redomiciled from New Jersey to New York, and predecessor LLANY was merged with and into JPLA in April 2007 and renamed LLANY.

LLANY is subject to certain insurance department regulatory restrictions as to the transfer of funds and the payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends are paid as declared by its Board of Directors. Within these limitations, there are no restrictions placed on the portion of company profits that may be paid as ordinary dividends to stockholders. No dividends were declared in 2008 or 2007. We expect we could pay dividends of approximately $13 million in 2009 after approval from the Superintendent. However, if current conditions do not improve we believe this dividend capacity will decline.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

                                                                             AS OF DECEMBER 31,
                                                         ---------------------------------------------------------
                                                                     2008                         2007
                                                         ---------------------------   ---------------------------
                                                         CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                                         --------------   ----------   --------------   ----------
ASSETS
Available-for-sale securities:
   Fixed maturities                                          $ 5,159       $ 5,159        $ 5,759        $ 5,759
   Equity                                                          2             2              2              2
Mortgage loans on real estate                                    294           285            260            266
Other investments                                                  2             2              3              3
Cash and invested cash                                            55            55            129            129
Separate account assets                                        1,690         1,690          2,284          2,284
LIABILITIES
Future contract benefits:
   Remaining guaranteed interest and similar contracts            --            --            (46)           (46)
   Embedded derivative instruments -- living benefits
      (liabilities) contra liabilities                          (124)         (124)           (12)           (12)
Other contract holder funds:
   Account value of certain investment contracts              (1,171)       (1,287)        (1,240)        (1,213)
Reinsurance related derivative liabilities                        (1)           (1)            --             --

See Note 1 for discussion of the methodologies and assumptions used to determine the fair value of financial instruments carried at fair value. The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

MORTGAGE LOANS ON REAL ESTATE

The fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent.

OTHER INVESTMENTS AND CASH AND INVESTED CASH

The carrying value of our assets classified as other investments and cash and invested cash on our Balance Sheets approximates their fair value. Other investments include limited partnership and other privately held investments that are accounted for using the equity method of accounting.

FUTURE CONTRACT BENEFITS AND OTHER CONTRACT HOLDER FUNDS

Future contract benefits and other contract holder funds on our Balance Sheets include account values of investment contracts and certain guaranteed interest contracts. The fair value of the investment contracts is based on their approximate surrender value at the balance sheet date. The fair value for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations at the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

See "Summary of Significant Accounting Policies" in Note 1 and "SFAS 157 - FAIR VALUE MEASUREMENTS" in Note 2 for discussions of the methodologies and assumptions used to determine the fair value of our financial instruments carried at fair value.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note 2:

                                                            AS OF DECEMBER 31, 2008
                                               -----------------------------------------------
                                                 QUOTED
                                                 PRICES
                                               IN ACTIVE
                                                MARKETS
                                                  FOR      SIGNIFICANT    SIGNIFICANT
                                               IDENTICAL    OBSERVABLE   UNOBSERVABLE   TOTAL
                                                 ASSETS      INPUTS         INPUTS       FAIR
                                               (LEVEL 1)    (LEVEL 2)     (LEVEL 3)     VALUE
                                               ---------   -----------   ------------   ------
ASSETS
Investments:
   Available-for-sale securities:
      Fixed maturities                            $40         $4,832        $ 287       $5,159
      Equity                                        2             --           --            2
Cash and invested cash                             --             55           --           55
Separate account assets                            --          1,690           --        1,690
                                                  ---         ------        -----       ------
         Total assets                             $42         $6,577        $ 287       $6,906
                                                  ===         ======        =====       ======
LIABILITIES
Future contract benefits:
   Embedded derivative instruments -- living
      benefits liabilities                        $--         $   --        $(124)      $ (124)
Reinsurance related derivative assets              --             (1)          --           (1)
                                                  ---         ------        -----       ------
         Total liabilities                        $--         $   (1)       $(124)      $ (125)
                                                  ===         ======        =====       ======

We did not have any assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2008.

The following table summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This information excludes any impact of amortization on DAC, VOBA, DSI and DFEL. When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Certain securities trade in less liquid or illiquid markets with limited or no pricing information, and the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components (that is, components that are actively quoted or can be validated to market-based sources). The gains and losses in the table below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

                                                              FOR THE YEAR ENDED DECEMBER 31, 2008
                                               -------------------------------------------------------------------
                                                                                    SALES,      TRANSFERS
                                                            ITEMS                 PURCHASES,      IN OR
                                               BEGINNING   INCLUDED    GAINS      MATURITIES,     OUT OF    ENDING
                                                  FAIR      IN NET    (LOSSES)   SETTLEMENTS,    LEVEL 3,    FAIR
                                                 VALUE      INCOME     IN OCI     CALLS, NET      NET(1)     VALUE
                                               ---------   --------   --------   ------------   ---------   ------
Investments:
   Available-for-sale securities:
      Fixed maturities                            $372      $ (20)      $(51)        $(12)         $(2)      $ 287
Future contract benefits:
   Embedded derivative instruments -- living
      benefits liabilities                         (17)      (100)        --           (7)          --        (124)
                                                  ----      -----       ----         ----          ---       -----
         Total, net                               $355      $(120)      $(51)        $(19)         $(2)      $ 163
                                                  ====      =====       ====         ====          ===       =====

----------
(1) Transfers in or out of Level 3 for available-for-sale and trading securities are displayed at amortized cost at the beginning of the period. For available-for-sale securities, the difference between beginning of period amortized cost and beginning of period fair value was included in OCI and earnings, respectively, in prior periods.

The following table provides the components of the items included in net income, excluding any impact of amortization on DAC, VOBA, DSI and DFEL and changes in future contract benefits, (in millions) as reported in the table above:

                                                            FOR THE YEAR ENDED DECEMBER 31, 2008
                                               ----------------------------------------------------------------
                                                                               GAINS
                                                                              (LOSSES)
                                                                                FROM
                                                                  OTHER-        SALES,       UNREALIZED
                                               (AMORTIZATION)     THAN-      MATURITIES,      HOLDING
                                                 ACCRETION,     TEMPORARY    SETTLEMENTS,      GAINS
                                                    NET         IMPAIRMENT     CALLS        (LOSSES)(3)   TOTAL
                                               --------------   ----------   ------------   -----------   -----
Investments:
   Available-for-sale securities:
      Fixed maturities(1)                            $2            $(22)         $--           $  --      $ (20)
Future contract benefits:
   Embedded derivative instruments -- living
      benefits liabilities(2)                        --              --           --            (100)      (100)
                                                    ---            ----          ---           -----      -----
         Total, net                                  $2            $(22)         $--           $(100)     $(120)
                                                    ===            ====          ===           =====      =====

----------
(1) Amortization and accretion, net and unrealized holding losses are included in net investment income on our Statements of Income. All other amounts are included in realized loss on our Statements of Income.

(2)  All amounts are included in realized loss on our Statements of Income.

(3) This change in unrealized gains or losses relates to assets and liabilities that we still held as of December 31, 2008.

The fair value of available-for-sale fixed maturity securities (in millions) classified within Level 3 of the fair value hierarchy was as follows:

                                                        AS OF DECEMBER 31, 2008
                                                        -----------------------
                                                            FAIR   % OF TOTAL
                                                           VALUE   FAIR VALUE
                                                           -----   ----------
Corporate bonds                                             $114      39.7%
Asset-backed securities                                       19       6.6%
Commercial mortgage-backed securities                         42      14.6%
Collateralized mortgage obligations                           22       7.7%
Municipals                                                    37      12.9%
Government and government agencies                            47      16.4%
Redeemable preferred stock                                     6       2.1%
                                                            ----     -----
   Total fixed maturity available-for-sale securities       $287     100.0%
                                                            ====     =====

                                                        AS OF DECEMBER 31, 2007
                                                        -----------------------
                                                            FAIR   % OF TOTAL
                                                           VALUE   FAIR VALUE
                                                           -----   ----------
Corporate bonds                                             $119      32.0%
Asset-backed securities                                       62      16.7%
Commercial mortgage-backed securities                         60      16.1%
Collateralized mortgage obligations                           42      11.3%
Municipals                                                    38      10.2%
Government and government agencies                            51      13.7%
                                                            ----     -----
   Total fixed maturity available-for-sale securities       $372     100.0%
                                                            ====     =====

21. SEGMENT INFORMATION

On July 21, 2008, we announced the realignment of our segments under our former Employer Markets and Individual Markets operating businesses into two new operating businesses - Retirement Solutions and Insurance Solutions. We believe the new structure more closely aligns with consumer needs and should lead to more coordinated product development and greater effectiveness across the enterprise. The segment changes are in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and reflect the manner in which we are organized for purposes of making operating decisions and assessing performance. Accordingly, we have restated results from prior periods in a consistent manner with our realigned segments.

Under our newly realigned segments, we report the results of the Executive Benefits business, which as of June 30, 2008, was part of the Retirement Products segment, in the Life Insurance segment. We do not view these changes to our segment reporting as material to our financial statements.

We provide products and services in two operating businesses: Retirement Solutions and Insurance Solutions, and report results through four business segments. We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

RETIREMENT SOLUTIONS

The Retirement Solutions business provides its products through two segments:
Annuities and Defined Contribution. The Retirement Solutions - Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Retirement Solutions - Defined Contribution segment provides employer-sponsored variable and fixed annuities and mutual-fund based programs in the 401(k), 403(b) and 457 marketplaces.

INSURANCE SOLUTIONS

The Insurance Solutions business provides its products through two segments:
Life Insurance and Group Protection. The Insurance Solutions - Life Insurance segment offers wealth protection and transfer opportunities through term insurance, a linked-benefit product (which is a UL policy linked with riders that provide for long-term care costs) and both single and survivorship versions of UL and VUL, including corporate-owned UL and VUL insurance and bank-owned UL and VUL insurance products. The Insurance Solutions - Group Protection segment offers group life, disability and dental insurance to employers, and its products are marketed primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third-party administrators and other employee benefit firms.

OTHER OPERATIONS

Other Operations includes investments related to excess capital, other corporate investments and benefit plan net assets.

Beginning with the quarter ended June 30, 2008, we changed our definitions of segment operating revenues and income from operations to better reflect: the underlying economics of our variable and indexed annuities that employ derivative instruments to hedge policy benefits; and the manner in which management evaluates that business. Our change in the definition of income from operations is primarily the result of our adoption of SFAS 157 during the first quarter of 2008 (see Note 2). Under the fair value measurement provisions of SFAS 157, we are required to measure the fair value of these annuities from an "exit price" perspective, (i.e., the exchange price between market participants to transfer the liability). We, therefore, must include margins that a market participant buyer would require as well as a factor for non-performance risk related to our credit quality. We do not believe that these factors relate to the economics of the underlying business and do not reflect the manner in which management evaluates the business. The items that are now excluded from our operating results that were previously included are as follows: GLB net derivatives results; indexed annuity forward-starting option; and GDB derivatives results. For more information regarding this change, see LNC's current report on Form 8-K dated July 16, 2008.

We continue to exclude the effects of any realized gain (loss) on investments from segment operating revenues and income from operations as we believe that such items are not necessarily indicative of current operating fundamentals or future performance of the business segments, and, in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

We believe that our new definitions of operating revenues and income (loss) from operations will provide investors with a more valuable measure of our performance because it better reveals trends in our business.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

- Realized gains and losses associated with the following ("excluded realized gain (loss)"):

     -    Sale or disposal of securities;

     -    Impairments of securities;

     - Change in the fair value of embedded derivatives within certain reinsurance arrangements and the change in the fair value of related trading securities;

     - Change in the fair value of the embedded derivatives of our GLBs within our variable annuities net of the change in the fair value of the derivatives we own to hedge the changes in the embedded derivative;

     - Net difference between the benefit ratio unlocking of SOP 03-1 reserves on our GDB riders within our variable annuities and the change in the fair value of the derivatives excluding our expected cost of purchasing the hedging instruments; and

     - Changes in the fair value of the embedded derivative liabilities related to index call options we may purchase in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products as required under SFAS 133 and 157.

- Income (loss) from the initial adoption of changes in accounting principles;

- Income (loss) from reserve changes (net of related amortization) on business sold through reinsurance;

-    Losses on early retirement of debt, including subordinated debt;

-    Losses from the impairment of intangible assets; and

-    Income (loss) from discontinued operations.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

-    Excluded realized gain (loss);

- Amortization of deferred gains arising from the reserve changes on business sold through reinsurance; and

- Revenue adjustments from the initial impact of the adoption of changes in accounting principles.

Operating revenues and income (loss) from operations do not replace revenues and net income as the GAAP measures of our results of operations.

Segment information (in millions) was as follows:

                                                                               PERIOD FROM   PERIOD FROM
                                                   FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                    2008           2007           2006           2006
                                                ------------   ------------   ------------   -----------
REVENUES
Operating revenues:
   Retirement Solutions:
      Annuities                                     $  96          $110            $ 64          $12
      Defined Contribution                             52            54              40           --
                                                    -----          ----            ----          ---
         Total Retirement Solutions                   148           164             104           12
                                                    -----          ----            ----          ---
   Insurance Solutions:
      Life Insurance                                  531           481             152           12
      Group Protection                                 39            29              15            4
                                                    -----          ----            ----          ---
         Total Insurance Solutions                    570           510             167           16
                                                    -----          ----            ----          ---
   Other Operations                                    25            19               6            1
Excluded realized gain (loss), pre-tax               (100)          (25)             (1)          --
                                                    -----          ----            ----          ---
            Total revenues                          $ 643          $668            $276          $29
                                                    =====          ====            ====          ===

                                                                              PERIOD FROM    PERIOD FROM
                                                   FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                    2008           2007           2006           2006
                                                ------------   ------------   ------------   -----------
NET INCOME
Income (loss) from operations:
   Retirement Solutions:
      Annuities                                     $  3           $ 19            $13           $ 1
      Defined Contribution                             4              3              2            --
                                                    ----           ----            ---           ---
         Total Retirement Solutions                    7             22             15             1
                                                    ----           ----            ---           ---
   Insurance Solutions:
      Life Insurance                                  75             82             21             2
      Group Protection                                 2              1              2            --
                                                    ----           ----            ---           ---
         Total Insurance Solutions                    77             83             23             2
                                                    ----           ----            ---           ---
   Other Operations                                   17             13              4            --
Excluded realized gain (loss), after-tax             (65)           (16)            --            --
                                                    ----           ----            ---           ---
            Net income                              $ 36           $102            $42           $ 3
                                                    ====           ====            ===           ===

                                                                               PERIOD FROM   PERIOD FROM
                                                   FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                    2008           2007           2006           2006
                                                ------------   ------------   ------------   -----------
NET INVESTMENT INCOME
Retirement Solutions:
   Annuities                                        $ 57           $ 58           $ 45           $12
   Defined Contribution                               48             49             37            --
                                                    ----           ----           ----           ---
      Total Retirement Solutions                     105            107             82            12
                                                    ----           ----           ----           ---
Insurance Solutions:
   Life Insurance                                    262            233             75             6
   Group Protection                                    3              2              1            --
                                                    ----           ----           ----           ---
      Total Insurance Solutions                      265            235             76             6
                                                    ----           ----           ----           ---
Other Operations                                      25             19              3             1
                                                    ----           ----           ----           ---
         Total net investment income                $395           $361           $161           $19
                                                    ====           ====           ====           ===

                                                                               PERIOD FROM   PERIOD FROM
                                                   FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                    2008           2007           2006           2006
                                                ------------   ------------   ------------   -----------
AMORTIZATION OF DAC AND VOBA, NET OF INTEREST
Retirement Solutions:
   Annuities                                        $ 31           $12            $ 8            $ 1
   Defined Contribution                                5             5              4             --
                                                    ----           ---            ---            ---
      Total Retirement Solutions                      36            17             12              1
                                                    ----           ---            ---            ---
Insurance Solutions:
   Life Insurance                                     51            49             25              1
   Group Protection                                    1             1             --             --
                                                    ----           ---            ---            ---
      Total Insurance Solutions                       52            50             25              1
                                                    ----           ---            ---            ---
Other Operations                                      --            --             --             --
                                                    ----           ---            ---            ---
         Total amortization of DAC and VOBA,
            net of interest                         $ 88           $67            $37            $ 2
                                                    ====           ===            ===            ===

                                                                               PERIOD FROM   PERIOD FROM
                                                   FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                 YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                    2008           2007           2006           2006
                                                ------------   ------------   ------------   -----------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
Retirement Solutions:
   Annuities                                        $ (3)           $ 7            $ 5           $ 1
   Defined Contribution                                2              1              1            --
                                                    ----            ---            ---           ---
      Total Retirement Solutions                      (1)             8              6             1
                                                    ----            ---            ---           ---
Insurance Solutions:
   Life Insurance                                     40             45             11             1
   Group Protection                                    1              1              1            --
                                                    ----            ---            ---           ---
      Total Insurance Solutions                       41             46             12             1
                                                    ----            ---            ---           ---
Other Operations                                       9              7              1            --
Realized loss                                        (35)            (9)            --            --
                                                    ----            ---            ---           ---
         Total federal income tax expense           $ 14            $52            $19           $ 2
                                                    ====            ===            ===           ===

                                   AS OF DECEMBER 31,
                                   ------------------
                                     2008      2007
                                    ------   -------
ASSETS
Retirement Solutions:
   Annuities                        $2,632   $ 3,059
   Defined Contribution              1,055     1,267
                                    ------   -------
      Total Retirement Solutions     3,687     4,326
                                    ------   -------
Insurance Solutions:
   Life Insurance                    5,671     5,561
   Group Protection                     57         5
                                    ------   -------
      Total Insurance Solutions      5,728     5,566
                                    ------   -------
Other Operations                       266       584
                                    ------   -------
         Total                      $9,681   $10,476
                                    ======   =======

22. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The following summarizes our supplemental cash flow data (in millions):

                                                                                                       PERIOD FROM   PERIOD FROM
                                                                           FOR THE        FOR THE        APRIL 3      JANUARY 1
                                                                         YEAR ENDED     YEAR ENDED       THROUGH       THROUGH
                                                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     APRIL 2,
                                                                            2008           2007           2006           2006
                                                                        ------------   ------------   ------------   -----------
Income taxes paid (received)                                                 $40          $    (7)         $11         $    (3)
                                                                             ===          =======          ===         =======
Significant non-cash investing and financing transactions:
   Business combinations:
      Fair value of assets acquired (includes cash and invested cash)        $--          $    (1)         $--         $ 1,482
      Fair value of liabilities assumed                                       --               --           --          (1,249)
                                                                             ---          -------          ---         -------
         Total purchase price                                                $--          $    (1)         $--         $   233
                                                                             ===          =======          ===         =======
   Sale of stockholder's equity:
      Carrying value of assets                                               $--          $    --          $--         $ 1,447
      Carrying value of liabilities                                           --               --           --          (1,236)
                                                                             ---          -------          ---         -------
         Total sale of stockholder's equity                                  $--          $    --          $--         $   211
                                                                             ===          =======          ===         =======
   Reinsurance assumption from LNL:
      Assets contributed                                                     $--          $ 3,488          $--         $    --
      Liabilities contributed                                                 --           (2,784)          --              --
                                                                             ---          -------          ---         -------
         Total capital contribution                                          $--          $   704          $--         $    --
                                                                             ===          =======          ===         =======

23. TRANSACTIONS WITH AFFILIATES

Transactions with affiliates (in millions) recorded on our financial statements were as follows:

                                          AS OF DECEMBER 31,
                                          ------------------
                                             2008   2007
                                             ----   ----
Assets with affiliates:
   Service agreement receivable(1)           $  1   $(18)
Liabilities with affiliates:
   Reinsurance future contract benefits
      on ceded reinsurance contracts(2)       107     34

                                          FOR THE YEARS ENDED DECEMBER 31,
                                          --------------------------------
                                                 2008   2007   2006
Revenues with affiliates:                        ----   ----   ----
   Premiums paid on ceded reinsurance
      contracts(3)                               $(15)  $(12)  $(6)
   Fees for management of general
      account(4)                                   (4)    (4)   (1)
Benefits and expenses with affiliates:
   Service agreement payments(5)                   59     54    20

----------
(1)  Reported in other assets on our Balance Sheets.

(2)  Reported in future contract benefits on our Balance Sheets.

(3)  Reported in insurance premiums on our Statements of Income.

(4)  Reported in net investment income on our Statement of Income.

(5) Reported in underwriting, acquisition, insurance and other expenses on our Statements of Income.

SERVICE AGREEMENT

In accordance with service agreements with LNL and certain of its affiliates for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and also receive an allocation of corporate overhead from LNC. Corporate overhead expenses are assigned based on specific methodologies for each function. The majority of the expenses are assigned based on the following methodologies: assets by product, assets under management, weighted number of policy applications, weighted policies in force, and sales.

FEES FOR MANAGEMENT OF GENERAL ACCOUNT

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of our general account investments.

CEDED REINSURANCE CONTRACTS

We cede business to two affiliated companies, LNL and Lincoln National Reinsurance Company (Barbados) Ltd.

SENIOR PROMISSORY NOTE

As of December 31, 2008 and 2007, we held no securities of LNC or its affiliates. As of December 31, 2006, we held an LNC Senior Promissory Note with a carrying amount of $6 million, which matured in 2007 and bore an interest rate of 5.25%.

LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2008

                                                                                                    MORTALITY &
                                                                                                      EXPENSE
                                                                       CONTRACT                      GUARANTEE
                                                                       PURCHASES                      CHARGES
                                                                       DUE FROM                     PAYABLE TO
                                                                    LINCOLN LIFE &                LINCOLN LIFE &
                                                                        ANNUITY                       ANNUITY
                                                                        COMPANY                       COMPANY
SUBACCOUNT                                             INVESTMENTS    OF NEW YORK   TOTAL ASSETS    OF NEW YORK   NET ASSETS
-----------------------------------------------------  -----------  --------------  ------------  --------------  ----------
AIM V.I. Capital Appreciation                           $ 268,734         $--         $268,734          $ 6        $268,728
AIM V.I. Core Equity                                      257,474          92          257,566            6         257,560
AIM V.I. International Growth                              76,442          --           76,442            2          76,440
ABVPSF Global Technology Class A                           84,215          --           84,215            2          84,213
ABVPSF Growth and Income Class A                          103,837          --          103,837            2         103,835
ABVPSF International Value Class A                         41,198          --           41,198            1          41,197
ABVPSF Large Cap Growth Class A                             2,348          --            2,348           --           2,348
ABVPSF Small/Mid Cap Value Class A                        119,285          --          119,285            2         119,283
American Century VP Inflation Protection                   95,613          --           95,613            2          95,611
American Funds Global Growth Class 2                       65,055          --           65,055            1          65,054
American Funds Global Small Capitalization Class 2         78,729          --           78,729            2          78,727
American Funds Growth Class 2                             730,987          92          731,079           14         731,065
American Funds Growth-Income Class 2                      482,473          --          482,473            9         482,464
American Funds International Class 2                      632,518          --          632,518           11         632,507
Delaware VIPT Diversified Income                          145,625          --          145,625            3         145,622
Delaware VIPT Emerging Markets                            245,625          --          245,625            5         245,620
Delaware VIPT High Yield                                  159,088          --          159,088            3         159,085
Delaware VIPT REIT                                        288,283          --          288,283            5         288,278
Delaware VIPT Small Cap Value                             582,715          --          582,715           12         582,703
Delaware VIPT Trend                                       132,312          --          132,312            3         132,309
Delaware VIPT U.S. Growth                                  53,078          --           53,078            1          53,077
Delaware VIPT Value                                        98,478          --           98,478            2          98,476
DWS VIP Equity 500 Index                                  350,135          --          350,135            7         350,128
DWS VIP Small Cap Index                                   120,699          --          120,699            2         120,697
Fidelity VIP Contrafund Service Class                     553,692          --          553,692           10         553,682
Fidelity VIP Equity-Income Service Class                   92,749          --           92,749            2          92,747
Fidelity VIP Growth Service Class                           7,312          --            7,312           --           7,312
Fidelity VIP Growth Opportunities Service Class            29,824          --           29,824            1          29,823
Fidelity VIP High Income Service Class                    110,641          --          110,641            2         110,639
Fidelity VIP Mid Cap Service Class                         99,160          --           99,160            2          99,158
Fidelity VIP Overseas Service Class                        93,349          --           93,349            2          93,347
FTVIPT Franklin Income Securities                          33,399          --           33,399            1          33,398
FTVIPT Franklin Small-Mid Cap Growth Securities            36,406          --           36,406            1          36,405
FTVIPT Mutual Shares Securities                            19,686          --           19,686           --          19,686
FTVIPT Templeton Foreign Securities Class 2                81,247          --           81,247            2          81,245
FTVIPT Templeton Global Income Securities                  50,063          --           50,063            1          50,062
FTVIPT Templeton Growth Securities                         27,100          --           27,100           --          27,100
FTVIPT Templeton Growth Securities Class 2                 12,811          --           12,811           --          12,811
Janus Aspen Series Balanced                               219,131          46          219,177            5         219,172
Janus Aspen Series Balanced Service Shares                  3,773          --            3,773           --           3,773
Janus Aspen Series Global Technology Service Shares         7,671          --            7,671           --           7,671
Janus Aspen Series Mid Cap Growth Service Shares           31,960          --           31,960            1          31,959
Janus Aspen Series Worldwide Growth                       109,788          46          109,834            2         109,832
Janus Aspen Series Worldwide Growth Service Shares         16,291          --           16,291           --          16,291
Lincoln VIPT Baron Growth Opportunities Service Class     147,720          --          147,720            3         147,717
Lincoln VIPT Cohen & Steers Global Real Estate              5,116          --            5,116           --           5,116
Lincoln VIPT Columbia Value Opportunities                  24,263          --           24,263           --          24,263
Lincoln VIPT Delaware Bond                                693,065          92          693,157           14         693,143
Lincoln VIPT Delaware Growth and Income                    39,707          --           39,707            1          39,706
Lincoln VIPT Delaware Social Awareness                      9,211          --            9,211           --           9,211
Lincoln VIPT FI Equity-Income                               6,162          --            6,162           --           6,162
Lincoln VIPT Janus Capital Appreciation                    45,644          --           45,644            1          45,643

See accompanying notes.

                                                                                                    MORTALITY &
                                                                                                      EXPENSE
                                                                       CONTRACT                      GUARANTEE
                                                                       PURCHASES                      CHARGES
                                                                       DUE FROM                     PAYABLE TO
                                                                    LINCOLN LIFE &                LINCOLN LIFE &
                                                                        ANNUITY                       ANNUITY
                                                                        COMPANY                       COMPANY
SUBACCOUNT                                             INVESTMENTS    OF NEW YORK   TOTAL ASSETS    OF NEW YORK   NET ASSETS
-----------------------------------------------------  -----------  --------------  ------------  --------------  ----------
Lincoln VIPT Marsico International Growth                $  1,208      $     --       $  1,208          $--          1,208
Lincoln VIPT MFS Value                                    102,504            --        102,504            2        102,502
Lincoln VIPT Mid-Cap Value                                    333            --            333           --            333
Lincoln VIPT Mondrian International Value                 247,918            --        247,918            5        247,913
Lincoln VIPT Money Market                                 230,727       107,520        338,247            5        338,242
Lincoln VIPT SSgA S&P 500 Index                           179,885            --        179,885            3        179,882
Lincoln VIPT SSgA Small-Cap Index                          14,346            --         14,346           --         14,346
Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth       23,182            --         23,182           --         23,182
Lincoln VIPT Turner Mid-Cap Growth                          4,699            --          4,699           --          4,699
Lincoln VIPT UBS Global Asset Allocation                   20,774            --         20,774           --         20,774
Lincoln VIPT Wilshire 2030 Profile                        216,253            --        216,253            4        216,249
Lincoln VIPT Wilshire Aggressive Profile                   22,709            --         22,709           --         22,709
Lincoln VIPT Wilshire Conservative Profile                 74,637            --         74,637            1         74,636
Lincoln VIPT Wilshire Moderate Profile                    139,962            --        139,962            2        139,960
Lincoln VIPT Wilshire Moderately Aggressive Profile       245,111            --        245,111            3        245,108
M Fund Brandes International Equity                        20,427            --         20,427           --         20,427
M Fund Frontier Capital Appreciation                        5,628            --          5,628           --          5,628
MFS VIT Growth                                            100,793            46        100,839            2        100,837
MFS VIT Total Return                                      163,878            --        163,878            3        163,875
MFS VIT Utilities                                         414,350            46        414,396            7        414,389
NB AMT Mid-Cap Growth                                     436,367            --        436,367            9        436,358
NB AMT Partners                                            45,250            --         45,250            1         45,249
NB AMT Regency                                             32,122            --         32,122            1         32,121
Putnam VT Growth & Income Class IB                          9,336            --          9,336           --          9,336
Putnam VT Health Sciences Class IB                          2,121            --          2,121           --          2,121

See accompanying notes.

STATEMENT OF OPERATIONS

DECEMBER 31, 2008


                                                        DIVIDENDS
                                                          FROM       MORTALITY AND         NET
                                                       INVESTMENT       EXPENSE         INVESTMENT
SUBACCOUNT                                               INCOME    GUARANTEE CHARGES  INCOME (LOSS)
-----------------------------------------------------  ----------  -----------------  -------------
AIM V.I. Capital Appreciation                            $   --         $(2,854)         $(2,854)
AIM V.I. Core Equity                                      7,404          (2,538)           4,866
AIM V.I. International Growth                               590            (842)            (252)
ABVPSF Global Technology Class A                             --            (945)            (945)
ABVPSF Growth and Income Class A                          3,358          (1,159)           2,199
ABVPSF International Value Class A                          640            (350)             290
ABVPSF Large Cap Growth Class A                              --             (28)             (28)
ABVPSF Small/Mid Cap Value Class A                        1,089          (1,095)              (6)
American Century VP Inflation Protection                  5,217            (629)           4,588
American Funds Global Growth Class 2                      1,430            (272)           1,158
American Funds Global Small Capitalization Class 2           --          (1,014)          (1,014)
American Funds Growth Class 2                             8,798          (6,707)           2,091
American Funds Growth-Income Class 2                     11,285          (3,886)           7,399
American Funds International Class 2                     17,111          (4,764)          12,347
Delaware VIPT Diversified Income                          6,521          (1,087)           5,434
Delaware VIPT Emerging Markets                            5,341          (2,554)           2,787
Delaware VIPT High Yield                                 16,300          (1,368)          14,932
Delaware VIPT REIT                                        8,657          (2,671)           5,986
Delaware VIPT Small Cap Value                             4,488          (5,476)            (988)
Delaware VIPT Trend                                          --          (1,330)          (1,330)
Delaware VIPT U.S. Growth                                    31            (588)            (557)
Delaware VIPT Value                                       4,202            (933)           3,269
DWS VIP Equity 500 Index                                 11,085          (3,554)           7,531
DWS VIP Small Cap Index                                   2,396          (1,164)           1,232
Fidelity VIP Contrafund Service Class                     7,206          (5,210)           1,996
Fidelity VIP Equity-Income Service Class                  3,301            (932)           2,369
Fidelity VIP Growth Service Class                            82             (53)              29
Fidelity VIP Growth Opportunities Service Class             182            (391)            (209)
Fidelity VIP High Income Service Class                   12,409            (988)          11,421
Fidelity VIP Mid Cap Service Class                          437            (733)            (296)
Fidelity VIP Overseas Service Class                       3,518          (1,046)           2,472
FTVIPT Franklin Income Securities                         2,985            (246)           2,739
FTVIPT Franklin Small-Mid Cap Growth Securities              --            (258)            (258)
FTVIPT Mutual Shares Securities                             869            (123)             746
FTVIPT Templeton Foreign Securities Class 2               2,687            (903)           1,784
FTVIPT Templeton Global Income Securities                 1,202            (262)             940
FTVIPT Templeton Growth Securities                          692            (193)             499
FTVIPT Templeton Growth Securities Class 2                  286            (131)             155
Janus Aspen Series Balanced                               6,690          (2,025)           4,665
Janus Aspen Series Balanced Service Shares                  104             (86)              18
Janus Aspen Series Global Technology Service Shares          10             (87)             (77)
Janus Aspen Series Mid Cap Growth Service Shares             32            (455)            (423)
Janus Aspen Series Worldwide Growth                       1,941          (1,251)             690
Janus Aspen Series Worldwide Growth Service Shares          241            (188)              53
Lincoln VIPT Baron Growth Opportunities Service Class        --          (1,490)          (1,490)
Lincoln VIPT Cohen & Steers Global Real Estate               86             (29)              57
Lincoln VIPT Columbia Value Opportunities                   136             (78)              58
Lincoln VIPT Delaware Bond                               34,598          (5,631)          28,967
Lincoln VIPT Delaware Growth and Income                     680            (232)             448
Lincoln VIPT Delaware Social Awareness                      114             (97)              17
Lincoln VIPT FI Equity-Income                               130             (37)              93
Lincoln VIPT Janus Capital Appreciation                     448            (540)             (92)
Lincoln VIPT Marsico International Growth                    23              (5)              18
Lincoln VIPT MFS Value                                    1,330            (343)             987
Lincoln VIPT Mid-Cap Value                                    2              (2)              --
Lincoln VIPT Mondrian International Value                15,343          (2,340)          13,003

See accompanying notes.

                                                                         DIVIDENDS       TOTAL        NET CHANGE      NET INCREASE
                                                                           FROM      NET REALIZED   IN UNREALIZED      (DECREASE)
                                                        NET REALIZED   NET REALIZED   GAIN (LOSS)  APPRECIATION OR   IN NET ASSETS
                                                         GAIN (LOSS)      GAIN ON         ON         DEPRECIATION      RESULTING
SUBACCOUNT                                             ON INVESTMENTS   INVESTMENTS   INVESTMENTS  ON INVESTMENTS   FROM OPERATIONS
-----------------------------------------------------  --------------  ------------  ------------  ---------------  ---------------
AIM V.I. Capital Appreciation                             $(21,655)      $     --     $ (21,655)      $(202,318)       $(226,827)
AIM V.I. Core Equity                                         9,013             --         9,013        (144,486)        (130,607)
AIM V.I. International Growth                                  923          1,426         2,349         (55,765)         (53,668)
ABVPSF Global Technology Class A                               221             --           221         (75,151)         (75,875)
ABVPSF Growth and Income Class A                            (7,723)        28,591        20,868        (100,523)         (77,456)
ABVPSF International Value Class A                         (15,132)         3,528       (11,604)        (33,084)         (44,398)
ABVPSF Large Cap Growth Class A                                (68)            --           (68)         (1,604)          (1,700)
ABVPSF Small/Mid Cap Value Class A                          (1,502)        15,488        13,986         (72,111)         (58,131)
American Century VP Inflation Protection                     1,019             --         1,019          (7,132)          (1,525)
American Funds Global Growth Class 2                          (606)         2,905         2,299         (31,306)         (27,849)
American Funds Global Small Capitalization Class 2          (4,867)        20,130        15,263        (106,081)         (91,832)
American Funds Growth Class 2                               16,296        113,212       129,508        (682,535)        (550,936)
American Funds Growth-Income Class 2                          (984)        38,993        38,009        (318,561)        (273,153)
American Funds International Class 2                        (2,796)        99,544        96,748        (520,956)        (411,861)
Delaware VIPT Diversified Income                              (503)         2,238         1,735         (15,861)          (8,692)
Delaware VIPT Emerging Markets                              10,422         54,342        64,764        (301,847)        (234,296)
Delaware VIPT High Yield                                    (5,213)            --        (5,213)        (61,361)         (51,642)
Delaware VIPT REIT                                         (27,315)       134,535       107,220        (253,958)        (140,752)
Delaware VIPT Small Cap Value                               (4,143)        39,320        35,177        (294,078)        (259,889)
Delaware VIPT Trend                                          2,302         34,610        36,912        (142,239)        (106,657)
Delaware VIPT U.S. Growth                                       12          2,022         2,034         (41,207)         (39,730)
Delaware VIPT Value                                        (32,498)        12,065       (20,433)        (40,519)         (57,683)
DWS VIP Equity 500 Index                                       959             --           959        (215,107)        (206,617)
DWS VIP Small Cap Index                                     (3,200)        15,236        12,036         (73,318)         (60,050)
Fidelity VIP Contrafund Service Class                      (18,078)        21,867         3,789        (408,942)        (403,157)
Fidelity VIP Equity-Income Service Class                    (1,429)           121        (1,308)        (61,586)         (60,525)
Fidelity VIP Growth Service Class                                7             --             7          (5,187)          (5,151)
Fidelity VIP Growth Opportunities Service Class                (61)            --           (61)        (35,550)         (35,820)
Fidelity VIP High Income Service Class                     (10,508)            --       (10,508)        (46,474)         (45,561)
Fidelity VIP Mid Cap Service Class                          (1,176)        14,860        13,684         (74,469)         (61,081)
Fidelity VIP Overseas Service Class                          1,197         16,263        17,460         (93,921)         (73,989)
FTVIPT Franklin Income Securities                           (3,337)         1,196        (2,141)        (14,516)         (13,918)
FTVIPT Franklin Small-Mid Cap Growth Securities                135          4,010         4,145         (26,116)         (22,229)
FTVIPT Mutual Shares Securities                               (407)         1,120           713         (10,721)          (9,262)
FTVIPT Templeton Foreign Securities Class 2                    311         10,995        11,306         (69,802)         (56,712)
FTVIPT Templeton Global Income Securities                      108             --           108             733            1,781
FTVIPT Templeton Growth Securities                          (1,644)         2,300           656         (17,916)         (16,761)
FTVIPT Templeton Growth Securities Class 2                    (100)         1,128         1,028          (9,966)          (8,783)
Janus Aspen Series Balanced                                  7,907         17,444        25,351         (74,658)         (44,642)
Janus Aspen Series Balanced Service Shares                   5,494            293         5,787          (6,942)          (1,137)
Janus Aspen Series Global Technology Service Shares              4             --             4          (5,911)          (5,984)
Janus Aspen Series Mid Cap Growth Service Shares             2,010          3,439         5,449         (33,553)         (28,527)
Janus Aspen Series Worldwide Growth                          1,012             --         1,012         (91,644)         (89,942)
Janus Aspen Series Worldwide Growth Service Shares             (52)            --           (52)        (13,310)         (13,309)
Lincoln VIPT Baron Growth Opportunities Service Class       26,117         11,260        37,377        (154,319)        (118,432)
Lincoln VIPT Cohen & Steers Global Real Estate                 (40)            --           (40)         (2,607)          (2,590)
Lincoln VIPT Columbia Value Opportunities                     (652)         8,929         8,277         (18,293)          (9,958)
Lincoln VIPT Delaware Bond                                  (4,904)           280        (4,624)        (53,531)         (29,188)
Lincoln VIPT Delaware Growth and Income                       (453)         4,800         4,347         (23,673)         (18,878)
Lincoln VIPT Delaware Social Awareness                          24            764           788          (5,780)          (4,975)
Lincoln VIPT FI Equity-Income                                  (82)           732           650          (3,633)          (2,890)
Lincoln VIPT Janus Capital Appreciation                      4,666             --         4,666         (39,120)         (34,546)
Lincoln VIPT Marsico International Growth                     (112)           184            72          (1,104)          (1,014)
Lincoln VIPT MFS Value                                        (805)         2,361         1,556         (32,396)         (29,853)
Lincoln VIPT Mid-Cap Value                                     (16)            34            18            (207)            (189)
Lincoln VIPT Mondrian International Value                    4,841         19,359        24,200        (175,214)        (138,011)

                                                        DIVIDENDS
                                                          FROM       MORTALITY AND         NET
                                                       INVESTMENT       EXPENSE        INVESTMENT
SUBACCOUNT                                               INCOME    GUARANTEE CHARGES  INCOME (LOSS)
-----------------------------------------------------  ----------  -----------------  -------------
Lincoln VIPT Money Market                                $7,556         $(2,343)         $ 5,213
Lincoln VIPT SSgA S&P 500 Index                           6,923          (1,172)           5,751
Lincoln VIPT SSgA Small-Cap Index                           185             (81)             104
Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth         --            (110)            (110)
Lincoln VIPT Turner Mid-Cap Growth                           --             (21)             (21)
Lincoln VIPT UBS Global Asset Allocation                  1,682            (297)           1,385
Lincoln VIPT Wilshire 2030 Profile                        1,992            (412)           1,580
Lincoln VIPT Wilshire Aggressive Profile                    187            (233)             (46)
Lincoln VIPT Wilshire Conservative Profile                1,787            (370)           1,417
Lincoln VIPT Wilshire Moderate Profile                    3,284            (762)           2,522
Lincoln VIPT Wilshire Moderately Aggressive Profile         732            (144)             588
M Fund Brandes International Equity                         967            (165)             802
M Fund Frontier Capital Appreciation                         --             (46)             (46)
MFS VIT Growth                                              443          (1,385)            (942)
MFS VIT Total Return                                      3,976          (1,110)           2,866
MFS VIT Utilities                                         7,836          (3,459)           4,377
NB AMT Mid-Cap Growth                                        --          (4,593)          (4,593)
NB AMT Partners                                             421            (589)            (168)
NB AMT Regency                                              523            (250)             273
Putnam VT Growth & Income Class IB                          270            (101)             169
Putnam VT Health Sciences Class IB                           --             (22)             (22)

See accompanying notes.

                                                                        DIVIDENDS        TOTAL        NET CHANGE      NET INCREASE
                                                                           FROM      NET REALIZED   IN UNREALIZED      (DECREASE)
                                                        NET REALIZED   NET REALIZED   GAIN (LOSS)  APPRECIATION OR   IN NET ASSETS
                                                         GAIN (LOSS)     GAIN ON          ON         DEPRECIATION      RESULTING
SUBACCOUNT                                             ON INVESTMENTS  INVESTMENTS    INVESTMENTS   ON INVESTMENTS  FROM OPERATIONS
-----------------------------------------------------  --------------  ------------  ------------  ---------------  ---------------
Lincoln VIPT Money Market                                 $     --        $     2      $      2       $      --        $   5,215
Lincoln VIPT SSgA S&P 500 Index                             (2,430)            --        (2,430)        (80,686)         (77,365)
Lincoln VIPT SSgA Small-Cap Index                             (370)         1,826         1,456          (8,297)          (6,737)
Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth           (88)            --           (88)         (8,979)          (9,177)
Lincoln VIPT Turner Mid-Cap Growth                             (59)         1,243         1,184          (4,431)          (3,268)
Lincoln VIPT UBS Global Asset Allocation                    (4,878)         1,773        (3,105)        (12,942)         (14,662)
Lincoln VIPT Wilshire 2030 Profile                            (459)            --          (459)        (63,063)         (61,942)
Lincoln VIPT Wilshire Aggressive Profile                      (251)           855           604         (15,785)         (15,227)
Lincoln VIPT Wilshire Conservative Profile                    (796)           861            65         (16,727)         (15,245)
Lincoln VIPT Wilshire Moderate Profile                      (1,117)         3,255         2,138         (47,851)         (43,191)
Lincoln VIPT Wilshire Moderately Aggressive Profile           (471)           232          (239)         (7,928)          (7,579)
M Fund Brandes International Equity                           (354)         2,396         2,042         (16,423)         (13,579)
M Fund Frontier Capital Appreciation                           (33)           248           215          (3,998)          (3,829)
MFS VIT Growth                                               4,086             --         4,086         (72,100)         (68,956)
MFS VIT Total Return                                          (746)         7,876         7,130         (48,379)         (38,383)
MFS VIT Utilities                                           (1,618)        81,117        79,499        (324,505)        (240,629)
NB AMT Mid-Cap Growth                                       61,926             --        61,926        (421,677)        (364,344)
NB AMT Partners                                             (1,072)        13,272        12,200         (61,150)         (49,118)
NB AMT Regency                                                (646)            97          (549)        (22,336)         (22,612)
Putnam VT Growth & Income Class IB                            (128)         2,321         2,193          (8,440)          (6,078)
Putnam VT Health Sciences Class IB                             (35)            26            (9)           (498)            (529)

STATEMENTS OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2007 AND 2008

                                                                                             ABVPSF
                                                    AIM V.I.     AIM V.I.      AIM V.I.      GLOBAL
                                                     CAPITAL       CORE     INTERNATIONAL  TECHNOLOGY
                                                  APPRECIATION    EQUITY        GROWTH       CLASS A
                                                   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                                  ------------  ----------  -------------  ----------
NET ASSETS AT JANUARY 1, 2007                      $ 483,976    $ 390,538      $ 95,184     $130,196
Changes From Operations:
   - Net investment income (loss)                     (3,801)       1,287          (410)      (1,110)
   - Net realized gain (loss) on investments           1,437        4,170         4,916        1,290
   - Net change in unrealized appreciation or
     depreciation on investments                      51,182       22,256         8,987       24,729
                                                   ---------    ---------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    48,818       27,713        13,493       24,909
Changes From Unit Transactions:
   - Contract purchases                               34,278       23,177        10,754          670
   - Contract withdrawals                            (50,260)     (40,787)      (11,566)      (2,004)
   - Contract transfers                              (30,293)         (19)       19,891          244
                                                   ---------    ---------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (46,275)     (17,629)       19,079       (1,090)
                                                   ---------    ---------      --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                2,543       10,084        32,572       23,819
                                                   ---------    ---------      --------     --------
NET ASSETS AT DECEMBER 31, 2007                      486,519      400,622       127,756      154,015
Changes From Operations:
   - Net investment income (loss)                     (2,854)       4,866          (252)        (945)
   - Net realized gain (loss) on investments         (21,655)       9,013         2,349          221
   - Net change in unrealized appreciation or
     depreciation on investments                    (202,318)    (144,486)      (55,765)     (75,151)
                                                   ---------    ---------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (226,827)    (130,607)      (53,668)     (75,875)
Changes From Unit Transactions:
   - Contract purchases                               40,361       29,393         9,374        1,013
   - Contract withdrawals                            (34,694)     (41,300)       (6,998)      (2,236)
   - Contract transfers                                3,369         (548)          (24)       7,296
                                                   ---------    ---------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              9,036      (12,455)        2,352        6,073
                                                   ---------    ---------      --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (217,791)    (143,062)      (51,316)     (69,802)
                                                   ---------    ---------      --------     --------
NET ASSETS AT DECEMBER 31, 2008                    $ 268,728    $ 257,560      $ 76,440     $ 84,213
                                                   =========    =========      ========     ========

See accompanying notes.

                                                    ABVPSF       ABVPSF                       ABVPSF    AMERICAN
                                                  GROWTH AND  INTERNATIONAL  ABVPSF LARGE   SMALL/MID  CENTURY VP
                                                    INCOME        VALUE       CAP GROWTH    CAP VALUE   INFLATION
                                                    CLASS A      CLASS A        CLASS A      CLASS A   PROTECTION
                                                  SUBACCOUNT   SUBACCOUNT     SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
                                                  ----------  -------------  ------------  ----------  ----------
NET ASSETS AT JANUARY 1, 2007                     $ 167,079     $  4,913       $    --      $160,901    $ 76,021
Changes From Operations:
   - Net investment income (loss)                     1,387          (63)          (30)          166       4,530
   - Net realized gain (loss) on investments         10,701          210            27        12,925         (56)
   - Net change in unrealized appreciation or
     depreciation on investments                     (4,292)      (1,348)          502       (13,621)      5,191
                                                  ---------     --------       -------      --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    7,796       (1,201)          499          (530)      9,665
Changes From Unit Transactions:
   - Contract purchases                              14,372        3,435           501        11,344      27,695
   - Contract withdrawals                            (5,477)      (3,892)         (429)       (6,902)    (11,848)
   - Contract transfers                              17,376       54,031         3,537         3,949      15,314
                                                  ---------     --------       -------      --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            26,271       53,574         3,609         8,391      31,161
                                                  ---------     --------       -------      --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              34,067       52,373         4,108         7,861      40,826
                                                  ---------     --------       -------      --------    --------
NET ASSETS AT DECEMBER 31, 2007                     201,146       57,286         4,108       168,762     116,847
Changes From Operations:
   - Net investment income (loss)                     2,199          290           (28)           (6)      4,588
   - Net realized gain (loss) on investments         20,868      (11,604)          (68)       13,986       1,019
   - Net change in unrealized appreciation or
     depreciation on investments                   (100,523)     (33,084)       (1,604)      (72,111)     (7,132)
                                                  ---------     --------       -------      --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (77,456)     (44,398)       (1,700)      (58,131)     (1,525)
Changes From Unit Transactions:
   - Contract purchases                              15,820       70,399           500        16,459      15,305
   - Contract withdrawals                            (4,947)     (15,321)         (560)      (14,113)    (15,875)
   - Contract transfers                             (30,728)     (26,769)           --         6,306     (19,141)
                                                  ---------     --------       -------      --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (19,855)      28,309           (60)        8,652     (19,711)
                                                  ---------     --------       -------      --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (97,311)     (16,089)       (1,760)      (49,479)    (21,236)
                                                  ---------     --------       -------      --------    --------
NET ASSETS AT DECEMBER 31, 2008                   $ 103,835     $ 41,197       $ 2,348      $119,283    $ 95,611
                                                  =========     ========       =======      ========    ========

                                                    AMERICAN    AMERICAN FUNDS                    AMERICAN
                                                  FUNDS GLOBAL   GLOBAL SMALL      AMERICAN         FUNDS
                                                     GROWTH     CAPITALIZATION       FUNDS      GROWTH-INCOME
                                                    CLASS 2         CLASS 2     GROWTH CLASS 2     CLASS 2
                                                   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                                  ------------  --------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2007                       $  3,854      $ 134,558       $  874,028      $ 447,512
Changes From Operations:
   - Net investment income (loss)                        150          3,462            1,023          5,560
   - Net realized gain (loss) on investments             261         16,683          101,173         28,650
   - Net change in unrealized appreciation or
     depreciation on investments                         238          6,248           11,629        (16,236)
                                                    --------      ---------       ----------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       649         26,393          113,825         17,974
Changes From Unit Transactions:
   - Contract purchases                                3,622         12,186          196,596        139,068
   - Contract withdrawals                               (979)       (10,214)         (81,823)       (40,569)
   - Contract transfers                                2,086          9,596           45,206         61,184
                                                    --------      ---------       ----------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              4,729         11,568          159,979        159,683
                                                    --------      ---------       ----------      ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                5,378         37,961          273,804        177,657
                                                    --------      ---------       ----------      ---------
NET ASSETS AT DECEMBER 31, 2007                        9,232        172,519        1,147,832        625,169
Changes From Operations:
   - Net investment income (loss)                      1,158         (1,014)           2,091          7,399
   - Net realized gain (loss) on investments           2,299         15,263          129,508         38,009
   - Net change in unrealized appreciation or
     depreciation on investments                     (31,306)      (106,081)        (682,535)      (318,561)
                                                    --------      ---------       ----------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (27,849)       (91,832)        (550,936)      (273,153)
Changes From Unit Transactions:
   - Contract purchases                               20,025         23,108          193,716        131,658
   - Contract withdrawals                             (4,636)       (10,567)        (104,735)       (62,119)
   - Contract transfers                               68,282        (14,501)          45,188         60,909
                                                    --------      ---------       ----------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             83,671         (1,960)         134,169        130,448
                                                    --------      ---------       ----------      ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS               55,822        (93,792)        (416,767)      (142,705)
                                                    --------      ---------       ----------      ---------
NET ASSETS AT DECEMBER 31, 2008                     $ 65,054      $  78,727       $  731,065      $ 482,464
                                                    ========      =========       ==========      =========

                                                     AMERICAN      DELAWARE    DELAWARE
                                                      FUNDS          VIPT        VIPT      DELAWARE
                                                  INTERNATIONAL  DIVERSIFIED   EMERGING      VIPT
                                                     CLASS 2        INCOME      MARKETS   HIGH YIELD
                                                    SUBACCOUNT    SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                  -------------  -----------  ----------  ----------
NET ASSETS AT JANUARY 1, 2007                       $ 369,271     $ 93,195     $ 355,248   $189,120
Changes From Operations:
   - Net investment income (loss)                       7,202        2,600         3,216     10,452
   - Net realized gain (loss) on investments           41,600        1,108        59,001      2,481
   - Net change in unrealized appreciation or
     depreciation on investments                       66,453        3,696        64,400    (10,014)
                                                    ---------     --------     ---------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    115,255        7,404       126,617      2,919
Changes From Unit Transactions:
   - Contract purchases                               330,431       16,028        37,091     28,289
   - Contract withdrawals                             (42,611)     (12,280)      (48,862)   (30,948)
   - Contract transfers                                41,352       70,137       (30,613)    18,627
                                                    ---------     --------     ---------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             329,172       73,885       (42,384)    15,968
                                                    ---------     --------     ---------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               444,427       81,289        84,233     18,887
                                                    ---------     --------     ---------   --------
NET ASSETS AT DECEMBER 31, 2007                       813,698      174,484       439,481    208,007
Changes From Operations:
   - Net investment income (loss)                      12,347        5,434         2,787     14,932
   - Net realized gain (loss) on investments           96,748        1,735        64,764     (5,213)
   - Net change in unrealized appreciation or
     depreciation on investments                     (520,956)     (15,861)     (301,847)   (61,361)
                                                    ---------     --------     ---------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (411,861)      (8,692)     (234,296)   (51,642)
Changes From Unit Transactions:
   - Contract purchases                               133,568       26,611        56,763     54,130
   - Contract withdrawals                             (39,902)     (18,616)      (41,167)   (29,203)
   - Contract transfers                               137,004      (28,165)       24,839    (22,207)
                                                    ---------     --------     ---------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             230,670      (20,170)       40,435      2,720
                                                    ---------     --------     ---------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (181,191)     (28,862)     (193,861)   (48,922)
                                                    ---------     --------     ---------   --------
NET ASSETS AT DECEMBER 31, 2008                     $ 632,507     $145,622     $ 245,620   $159,085
                                                    =========     ========     =========   ========

See accompanying notes.

                                                   DELAWARE    DELAWARE                 DELAWARE
                                                     VIPT     VIPT SMALL   DELAWARE       VIPT      DELAWARE
                                                     REIT      CAP VALUE  VIPT TREND  U.S. GROWTH  VIPT VALUE
                                                  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
                                                  ----------  ----------  ----------  -----------  ----------
NET ASSETS AT JANUARY 1, 2007                     $ 392,298   $ 781,131   $ 195,607    $ 83,707     $ 52,684
Changes From Operations:
   - Net investment income (loss)                     2,026      (2,404)     (1,656)       (691)         123
   - Net realized gain (loss) on investments         78,921      71,938       9,888         558        3,093
   - Net change in unrealized appreciation or
     depreciation on investments                   (151,383)   (131,378)     11,177       9,792      (15,090)
                                                  ---------   ---------   ---------    --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (70,436)    (61,844)     19,409       9,659      (11,874)
Changes From Unit Transactions:
   - Contract purchases                              90,034      90,286      26,997       1,525        5,276
   - Contract withdrawals                           (31,453)    (32,393)    (31,328)     (2,338)      (8,334)
   - Contract transfers                              29,609      (2,623)     20,814        (202)     135,533
                                                  ---------   ---------   ---------    --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            88,190      55,270      16,483      (1,015)     132,475
                                                  ---------   ---------   ---------    --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              17,754      (6,574)     35,892       8,644      120,601
                                                  ---------   ---------   ---------    --------     --------
NET ASSETS AT DECEMBER 31, 2007                     410,052     774,557     231,499      92,351      173,285
Changes From Operations:
   - Net investment income (loss)                     5,986        (988)     (1,330)       (557)       3,269
   - Net realized gain (loss) on investments        107,220      35,177      36,912       2,034      (20,433)
   - Net change in unrealized appreciation or
     depreciation on investments                   (253,958)   (294,078)   (142,239)    (41,207)     (40,519)
                                                  ---------   ---------   ---------    --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 (140,752)   (259,889)   (106,657)    (39,730)     (57,683)
Changes From Unit Transactions:
   - Contract purchases                              75,249     109,564      18,384         602       71,078
   - Contract withdrawals                           (46,507)    (36,198)    (18,962)     (2,201)     (20,528)
   - Contract transfers                              (9,764)     (5,331)      8,045       2,055      (67,676)
                                                  ---------   ---------   ---------    --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            18,978      68,035       7,467         456      (17,126)
                                                  ---------   ---------   ---------    --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (121,774)   (191,854)    (99,190)    (39,274)     (74,809)
                                                  ---------   ---------   ---------    --------     --------
NET ASSETS AT DECEMBER 31, 2008                   $ 288,278   $ 582,703   $ 132,309    $ 53,077     $ 98,476
                                                  =========   =========   =========    ========     ========

                                                    DWS VIP     DWS VIP    FIDELITY VIP   FIDELITY VIP
                                                    EQUITY       SMALL      CONTRAFUND    EQUITY-INCOME
                                                   500 INDEX   CAP INDEX  SERVICE CLASS   SERVICE CLASS
                                                  SUBACCOUNT  SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                  ----------  ----------  -------------  --------------
NET ASSETS AT JANUARY 1, 2007                     $ 526,729    $162,843     $ 565,464       $136,565
Changes From Operations:
   - Net investment income (loss)                     3,995         133         2,362          1,429
   - Net realized gain (loss) on investments         12,632      13,168       237,069         13,128
   - Net change in unrealized appreciation or
     depreciation on investments                      6,632     (18,668)     (118,439)       (13,781)
                                                  ---------    --------     ---------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   23,259      (5,367)      120,992            776
Changes From Unit Transactions:
   - Contract purchases                              45,755      25,996       368,421          9,240
   - Contract withdrawals                           (57,304)    (14,036)      (73,888)        (7,626)
   - Contract transfers                              14,418       7,594       (51,222)         4,850
                                                  ---------    --------     ---------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             2,869      19,554       243,311          6,464
                                                  ---------    --------     ---------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              26,128      14,187       364,303          7,240
                                                  ---------    --------     ---------       --------
NET ASSETS AT DECEMBER 31, 2007                     552,857     177,030       929,767        143,805
Changes From Operations:
   - Net investment income (loss)                     7,531       1,232         1,996          2,369
   - Net realized gain (loss) on investments            959      12,036         3,789         (1,308)
   - Net change in unrealized appreciation or
     depreciation on investments                   (215,107)    (73,318)     (408,942)       (61,586)
                                                  ---------    --------     ---------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 (206,617)    (60,050)     (403,157)       (60,525)
Changes From Unit Transactions:
   - Contract purchases                              26,345      14,846        66,446         10,444
   - Contract withdrawals                           (34,240)    (13,228)      (52,546)        (6,423)
   - Contract transfers                              11,783       2,099        13,172          5,446
                                                  ---------    --------     ---------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             3,888       3,717        27,072          9,467
                                                  ---------    --------     ---------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (202,729)    (56,333)     (376,085)       (51,058)
                                                  ---------    --------     ---------       --------
NET ASSETS AT DECEMBER 31, 2008                   $ 350,128    $120,697     $ 553,682       $ 92,747
                                                  =========    ========     =========       ========

                                                                  FIDELITY VIP
                                                   FIDELITY VIP      GROWTH      FIDELITY VIP   FIDELITY VIP
                                                      GROWTH     OPPORTUNITIES   HIGH INCOME      MID CAP
                                                  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                  -------------  -------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2007                        $ 9,625       $ 46,900        $157,832       $ 48,720
Changes From Operations:
   - Net investment income (loss)                         14           (447)         11,738             33
   - Net realized gain (loss) on investments             496            828             302          5,311
   - Net change in unrealized appreciation or
     depreciation on investments                       1,644         10,754          (9,127)         5,500
                                                     -------       --------        --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     2,154         11,135           2,913         10,844
Changes From Unit Transactions:
   - Contract purchases                                2,510          6,552           1,600         47,440
   - Contract withdrawals                               (679)        (2,040)         (5,534)        (6,072)
   - Contract transfers                               (3,530)        (1,561)            468          4,422
                                                     -------       --------        --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (1,699)         2,951          (3,466)        45,790
                                                     -------       --------        --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  455         14,086            (553)        56,634
                                                     -------       --------        --------       --------
NET ASSETS AT DECEMBER 31, 2007                       10,080         60,986         157,279        105,354
Changes From Operations:
   - Net investment income (loss)                         29           (209)         11,421           (296)
   - Net realized gain (loss) on investments               7            (61)        (10,508)        13,684
   - Net change in unrealized appreciation or
     depreciation on investments                      (5,187)       (35,550)        (46,474)       (74,469)
                                                     -------       --------        --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (5,151)       (35,820)        (45,561)       (61,081)
Changes From Unit Transactions:
   - Contract purchases                                1,941          6,551           7,760         48,289
   - Contract withdrawals                               (680)        (1,894)         (8,059)        (7,018)
   - Contract transfers                                1,122             --            (780)        13,614
                                                     -------       --------        --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              2,383          4,657          (1,079)        54,885
                                                     -------       --------        --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (2,768)       (31,163)        (46,640)        (6,196)
                                                     -------       --------        --------       --------
NET ASSETS AT DECEMBER 31, 2008                      $ 7,312       $ 29,823        $110,639       $ 99,158
                                                     =======       ========        ========       ========


See accompanying notes.

                                                                   FTVIPT         FTVIPT          FTVIPT          FTVIPT
                                                   FIDELITY VIP   FRANKLIN       FRANKLIN         MUTUAL         TEMPLETON
                                                     OVERSEAS      INCOME      SMALL-MID CAP      SHARES          FOREIGN
                                                  SERVICE CLASS  SECURITIES  GROWTH SECURITIES  SECURITIES  SECURITIES CLASS 2
                                                    SUBACCOUNT   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  -------------  ----------  -----------------  ----------  ------------------
NET ASSETS AT JANUARY 1, 2007                        $139,172     $  9,346       $ 32,661        $     --        $119,288
Changes From Operations:
   - Net investment income (loss)                       3,723          392           (250)             49           1,493
   - Net realized gain (loss) on investments           11,850           88          3,425              94           7,529
   - Net change in unrealized appreciation or
     depreciation on investments                        7,470         (535)           348            (388)          8,415
                                                     --------     --------       --------        --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     23,043          (55)         3,523            (245)         17,437
Changes From Unit Transactions:
   - Contract purchases                                 1,608        6,082          9,336           4,554             834
   - Contract withdrawals                              (3,024)      (2,246)        (4,364)           (879)         (4,658)
   - Contract transfers                                 6,017       11,587          3,919              --           5,029
                                                     --------     --------       --------        --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               4,601       15,423          8,891           3,675           1,205
                                                     --------     --------       --------        --------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                27,644       15,368         12,414           3,430          18,642
                                                     --------     --------       --------        --------        --------
NET ASSETS AT DECEMBER 31, 2007                       166,816       24,714         45,075           3,430         137,930
Changes From Operations:
   - Net investment income (loss)                       2,472        2,739           (258)            746           1,784
   - Net realized gain (loss) on investments           17,460       (2,141)         4,145             713          11,306
   - Net change in unrealized appreciation or
     depreciation on investments                      (93,921)     (14,516)       (26,116)        (10,721)        (69,802)
                                                     --------     --------       --------        --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (73,989)     (13,918)       (22,229)         (9,262)        (56,712)
Changes From Unit Transactions:
   - Contract purchases                                 7,182       22,110         11,740           6,109             817
   - Contract withdrawals                              (8,270)      (5,573)       (11,847)         (1,596)         (4,953)
   - Contract transfers                                 1,608        6,065         13,666          21,005           4,163
                                                     --------     --------       --------        --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                 520       22,602         13,559          25,518              27
                                                     --------     --------       --------        --------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (73,469)       8,684         (8,670)         16,256         (56,685)
                                                     --------     --------       --------        --------        --------
NET ASSETS AT DECEMBER 31, 2008                      $ 93,347     $ 33,398       $ 36,405        $ 19,686        $ 81,245
                                                     ========     ========       ========        ========        ========

                                                      FTVIPT       FTVIPT         FTVIPT
                                                    TEMPLETON     TEMPLETON       TEMPLETON         JANUS
                                                  GLOBAL INCOME    GROWTH    GROWTH SECURITIES  ASPEN SERIES
                                                    SECURITIES   SECURITIES       CLASS 2         BALANCED
                                                   SUBACCOUNT    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  -------------  ----------  -----------------  ------------
NET ASSETS AT JANUARY 1, 2007                        $ 9,713      $ 11,609        $23,526         $245,280
Changes From Operations:
   - Net investment income (loss)                        532           264             98            4,826
   - Net realized gain (loss) on investments             125         1,397          2,314            4,240
   - Net change in unrealized appreciation or
     depreciation on investments                       1,528        (1,387)        (2,073)          15,656
                                                     -------      --------        -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     2,185           274            339           24,722
Changes From Unit Transactions:
   - Contract purchases                                8,244        10,373          2,070           33,746
   - Contract withdrawals                             (2,074)       (2,933)        (6,761)         (26,179)
   - Contract transfers                                6,802        14,525            356           10,199
                                                     -------      --------        -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             12,972        21,965         (4,335)          17,766
                                                     -------      --------        -------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               15,157        22,239         (3,996)          42,488
                                                     -------      --------        -------         --------
NET ASSETS AT DECEMBER 31, 2007                       24,870        33,848         19,530          287,768
Changes From Operations:
   - Net investment income (loss)                        940           499            155            4,665
   - Net realized gain (loss) on investments             108           656          1,028           25,351
   - Net change in unrealized appreciation or
     depreciation on investments                         733       (17,916)        (9,966)         (74,658)
                                                     -------      --------        -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     1,781       (16,761)        (8,783)         (44,642)
Changes From Unit Transactions:
   - Contract purchases                                8,136        11,315          2,721           11,927
   - Contract withdrawals                             (3,513)       (3,167)        (1,347)         (31,360)
   - Contract transfers                               18,788         1,865            690           (4,521)
                                                     -------      --------        -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             23,411        10,013          2,064          (23,954)
                                                     -------      --------        -------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               25,192        (6,748)        (6,719)         (68,596)
                                                     -------      --------        -------         --------
NET ASSETS AT DECEMBER 31, 2008                      $50,062      $ 27,100        $12,811         $219,172
                                                     =======      ========        =======         ========

                                                       JANUS        JANUS ASPEN     JANUS ASPEN   JANUS ASPEN
                                                   ASPEN SERIES    SERIES GLOBAL    SERIES MID       SERIES
                                                     BALANCED       TECHNOLOGY      CAP GROWTH     WORLDWIDE
                                                  SERVICE SHARES  SERVICE SHARES  SERVICE SHARES     GROWTH
                                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                                  --------------  --------------  --------------  -----------
NET ASSETS AT JANUARY 1, 2007                        $ 31,097        $10,298         $ 58,404      $196,084
Changes From Operations:
   - Net investment income (loss)                         515            (55)            (495)          (82)
   - Net realized gain (loss) on investments              779            131            4,384         3,984
   - Net change in unrealized appreciation or
     depreciation on investments                        1,785          2,159            8,457        12,109
                                                     --------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                      3,079          2,235           12,346        16,011
Changes From Unit Transactions:
   - Contract purchases                                 5,263          1,044            5,519        20,143
   - Contract withdrawals                              (3,026)          (732)         (10,768)      (25,560)
   - Contract transfers                                (1,009)           225            9,250        (5,773)
                                                     --------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               1,228            537            4,001       (11,190)
                                                     --------        -------         --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 4,307          2,772           16,347         4,821
                                                     --------        -------         --------      --------
NET ASSETS AT DECEMBER 31, 2007                        35,404         13,070           74,751       200,905
Changes From Operations:
   - Net investment income (loss)                          18            (77)            (423)          690
   - Net realized gain (loss) on investments            5,787              4            5,449         1,012
   - Net change in unrealized appreciation or
     depreciation on investments                       (6,942)        (5,911)         (33,553)      (91,644)
                                                     --------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     (1,137)        (5,984)         (28,527)      (89,942)
Changes From Unit Transactions:
   - Contract purchases                                   275          1,044            1,030        11,721
   - Contract withdrawals                             (30,453)          (544)         (11,337)      (21,709)
   - Contract transfers                                  (316)            85           (3,958)        8,857
                                                     --------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (30,494)           585          (14,265)       (1,131)
                                                     --------        -------         --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (31,631)        (5,399)         (42,792)      (91,073)
                                                     --------        -------         --------      --------
NET ASSETS AT DECEMBER 31, 2008                      $  3,773        $ 7,671         $ 31,959      $109,832
                                                     ========        =======         ========      ========

See accompanying notes.

                                                     JANUS ASPEN     LINCOLN VIPT   LINCOLN VIPT    LINCOLN VIPT
                                                  SERIES WORLDWIDE   BARON GROWTH  COHEN & STEERS     COLUMBIA    LINCOLN VIPT
                                                       GROWTH       OPPORTUNITIES      GLOBAL          VALUE        DELAWARE
                                                   SERVICE SHARES   SERVICE CLASS    REAL ESTATE   OPPORTUNITIES      BOND
                                                     SUBACCOUNT       SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                                  ----------------  -------------  --------------  -------------  ------------
NET ASSETS AT JANUARY 1, 2007                         $ 26,773       $ 252,092         $    --       $     --      $ 743,349
Changes From Operations:
   - Net investment income (loss)                          (69)         (2,078)             --             --         34,266
   - Net realized gain (loss) on investments               174          32,257              --             --            295
   - Net change in unrealized appreciation or
     depreciation on investments                         2,223         (23,447)             --             --          1,774
                                                      --------       ---------         -------       --------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       2,328           6,732              --             --         36,335
Changes From Unit Transactions:
   - Contract purchases                                    830           2,130              --             --        124,006
   - Contract withdrawals                                 (823)        (10,591)             --             --        (77,268)
   - Contract transfers                                     --             (22)             --             --          4,907
                                                      --------       ---------         -------       --------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                    7          (8,483)             --             --         51,645
                                                      --------       ---------         -------       --------      ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  2,335          (1,751)             --             --         87,980
                                                      --------       ---------         -------       --------      ---------
NET ASSETS AT DECEMBER 31, 2007                         29,108         250,341              --             --        831,329
Changes From Operations:
   - Net investment income (loss)                           53          (1,490)             57             58         28,967
   - Net realized gain (loss) on investments               (52)         37,377             (40)         8,277         (4,624)
   - Net change in unrealized appreciation or
     depreciation on investments                       (13,310)       (154,319)         (2,607)       (18,293)       (53,531)
                                                      --------       ---------         -------       --------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     (13,309)       (118,432)         (2,590)        (9,958)       (29,188)
Changes From Unit Transactions:
   - Contract purchases                                  1,263          22,367             584          6,541         79,101
   - Contract withdrawals                                 (771)        (12,585)           (228)        (1,713)      (115,849)
   - Contract transfers                                     --           6,026           7,350         29,393        (72,250)
                                                      --------       ---------         -------       --------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                  492          15,808           7,706         34,221       (108,998)
                                                      --------       ---------         -------       --------      ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (12,817)       (102,624)          5,116         24,263       (138,186)
                                                      --------       ---------         -------       --------      ---------
NET ASSETS AT DECEMBER 31, 2008                       $ 16,291        $147,717         $ 5,116       $ 24,263      $ 693,143
                                                      ========       =========         =======       ========      =========

                                                  LINCOLN VIPT  LINCOLN VIPT
                                                    DELAWARE      DELAWARE       LINCOLN      LINCOLN VIPT
                                                     GROWTH        SOCIAL        VIPT FI     JANUS CAPITAL
                                                   AND INCOME     AWARENESS   EQUITY-INCOME   APPRECIATION
                                                   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                  ------------  ------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2007                       $ 32,732      $12,235        $ 3,884       $102,829
Changes From Operations:
   - Net investment income (loss)                        442           10             23           (461)
   - Net realized gain (loss) on investments             195          168            397          2,566
   - Net change in unrealized appreciation or
     depreciation on investments                      (1,661)          87           (268)        14,155
                                                    --------      -------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (1,024)         265            152         16,260
Changes From Unit Transactions:
   - Contract purchases                                3,498        1,390             --          9,563
   - Contract withdrawals                             (1,130)        (635)          (120)       (29,598)
   - Contract transfers                               15,098           18           (101)         3,110
                                                    --------      -------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             17,466          773           (221)       (16,925)
                                                    --------      -------        -------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               16,442        1,038            (69)          (665)
                                                    --------      -------        -------       --------
NET ASSETS AT DECEMBER 31, 2007                       49,174       13,273          3,815        102,164
Changes From Operations:
   - Net investment income (loss)                        448           17             93            (92)
   - Net realized gain (loss) on investments           4,347          788            650          4,666
   - Net change in unrealized appreciation or
     depreciation on investments                     (23,673)      (5,780)        (3,633)       (39,120)
                                                    --------      -------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (18,878)      (4,975)        (2,890)       (34,546)
Changes From Unit Transactions:
   - Contract purchases                                1,203        1,389            501            703
   - Contract withdrawals                             (1,871)        (668)          (279)       (21,302)
   - Contract transfers                               10,078          192          5,015         (1,376)
                                                    --------      -------        -------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              9,410          913          5,237        (21,975)
                                                    --------      -------        -------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (9,468)      (4,062)         2,347        (56,521)
                                                    --------      -------        -------       --------
NET ASSETS AT DECEMBER 31, 2008                     $ 39,706      $ 9,211        $ 6,162       $ 45,643
                                                    ========      =======        =======       ========


                                                   LINCOLN VIPT                               LINCOLN VIPT
                                                     MARSICO                   LINCOLN VIPT     MONDRIAN
                                                  INTERNATIONAL  LINCOLN VIPT     MID-CAP    INTERNATIONAL
                                                      GROWTH       MFS VALUE       VALUE         VALUE
                                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                  -------------  ------------  ------------  -------------
NET ASSETS AT JANUARY 1, 2007                        $    --       $     --        $  --       $ 519,404
Changes From Operations:
   - Net investment income (loss)                         --             --           --           4,198
   - Net realized gain (loss) on investments              --             --           --          76,553
   - Net change in unrealized appreciation or
     depreciation on investments                          --             18           --         (29,049)
                                                     -------       --------        -----       ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                        --             18           --          51,702
Changes From Unit Transactions:
   - Contract purchases                                   --          1,582           --          31,594
   - Contract withdrawals                                 --           (137)          --         (38,245)
   - Contract transfers                                   --             --           --        (160,350)
                                                     -------       --------        -----       ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                 --          1,445           --        (167,001)
                                                     -------       --------        -----       ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   --          1,463           --        (115,299)
                                                     -------       --------        -----       ---------
NET ASSETS AT DECEMBER 31, 2007                           --          1,463           --         404,105
Changes From Operations:
   - Net investment income (loss)                         18            987           --          13,003
   - Net realized gain (loss) on investments              72          1,556           18          24,200
   - Net change in unrealized appreciation or
     depreciation on investments                      (1,104)       (32,396)        (207)       (175,214)
                                                     -------       --------        -----       ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (1,014)       (29,853)        (189)       (138,011)
Changes From Unit Transactions:
   - Contract purchases                                2,724         13,258           --          26,425
   - Contract withdrawals                               (502)        (5,761)         (68)        (16,830)
   - Contract transfers                                   --        123,395          590         (27,776)
                                                     -------       --------        -----       ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              2,222        130,892          522         (18,181)
                                                     -------       --------        -----       ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                1,208        101,039          333        (156,192)
                                                     -------       --------        -----       ---------
NET ASSETS AT DECEMBER 31, 2008                      $ 1,208       $102,502        $ 333       $ 247,913
                                                     =======       ========        =====       =========

See accompanying notes.

                                                                                              LINCOLN VIPT
                                                                               LINCOLN VIPT  T. ROWE PRICE  LINCOLN VIPT
                                                  LINCOLN VIPT   LINCOLN VIPT      SSgA        STRUCTURED      TURNER
                                                      MONEY          SSgA        SMALL-CAP      MID-CAP        MID-CAP
                                                     MARKET     S&P 500 INDEX      INDEX         GROWTH        GROWTH
                                                   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                  ------------  -------------  ------------  -------------  ------------
NET ASSETS AT JANUARY 1, 2007                      $ 583,573      $     --       $    --        $15,531       $    --
Changes From Operations:
   - Net investment income (loss)                     20,241            83            24            (76)           --
   - Net realized gain (loss) on investments              --           (10)          (25)           140            --
   - Net change in unrealized appreciation or
     depreciation on investments                          --          (382)         (725)         1,642            35
                                                   ---------      --------       -------        -------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    20,241          (309)         (726)         1,706            35
Changes From Unit Transactions:
   - Contract purchases                              480,969            --            --          7,273         1,582
   - Contract withdrawals                            (55,254)         (599)         (410)        (1,748)         (137)
   - Contract transfers                             (614,644)       11,262         8,044          2,994            --
                                                   ---------      --------       -------        -------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (188,929)       10,663         7,634          8,519         1,445
                                                   ---------      --------       -------        -------       -------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (168,688)       10,354         6,908         10,225         1,480
                                                   ---------      --------       -------        -------       -------
NET ASSETS AT DECEMBER 31, 2007                      414,885        10,354         6,908         25,756         1,480
Changes From Operations:
   - Net investment income (loss)                      5,213         5,751           104           (110)          (21)
   - Net realized gain (loss) on investments               2        (2,430)        1,456            (88)        1,184
   - Net change in unrealized appreciation or
     depreciation on investments                          --       (80,686)       (8,297)        (8,979)       (4,431)
                                                   ---------      --------       -------        -------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     5,215       (77,365)       (6,737)        (9,177)       (3,268)
Changes From Unit Transactions:
   - Contract purchases                              761,670       294,345         9,451          6,840           639
   - Contract withdrawals                            (76,231)      (47,452)       (1,927)        (2,027)         (256)
   - Contract transfers                             (767,297)           --         6,651          1,790         6,104
                                                   ---------      --------       -------        -------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (81,858)      246,893        14,175          6,603         6,487
                                                   ---------      --------       -------        -------       -------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (76,643)      169,528         7,438         (2,574)        3,219
                                                   ---------      --------       -------        -------       -------
NET ASSETS AT DECEMBER 31, 2008                    $ 338,242      $179,882       $14,346        $23,182       $ 4,699
                                                   =========      ========       =======        =======       =======


                                                                                   LINCOLN VIPT  LINCOLN VIPT
                                                    LINCOLN VIPT     LINCOLN VIPT    WILSHIRE      WILSHIRE
                                                     UBS GLOBAL     WILSHIRE 2030   AGGRESSIVE   CONSERVATIVE
                                                  ASSET ALLOCATION     PROFILE        PROFILE       PROFILE
                                                     SUBACCOUNT       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                  ----------------  -------------  ------------  ------------
NET ASSETS AT JANUARY 1, 2007                         $ 41,574        $     --       $ 24,436      $ 10,112
Changes From Operations:
   - Net investment income (loss)                          712              --             26           118
   - Net realized gain (loss) on investments             5,666              --            592           101
   - Net change in unrealized appreciation or
     depreciation on investments                        (1,967)             --          2,141           610
                                                      --------        --------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       4,411              --          2,759           829
Changes From Unit Transactions:
   - Contract purchases                                 13,167              --          4,044         8,059
   - Contract withdrawals                               (8,821)             --         (1,689)       (1,265)
   - Contract transfers                                  8,519              --             --         5,772
                                                      --------        --------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               12,865              --          2,355        12,566
                                                      --------        --------       --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 17,276              --          5,114        13,395
                                                      --------        --------       --------      --------
NET ASSETS AT DECEMBER 31, 2007                         58,850              --         29,550        23,507
Changes From Operations:
   - Net investment income (loss)                        1,385           1,580            (46)        1,417
   - Net realized gain (loss) on investments            (3,105)           (459)           604            65
   - Net change in unrealized appreciation or
     depreciation on investments                       (12,942)        (63,063)       (15,785)      (16,727)
                                                      --------        --------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     (14,662)        (61,942)       (15,227)      (15,245)
Changes From Unit Transactions:
   - Contract purchases                                 33,241              --          4,677         8,195
   - Contract withdrawals                               (8,292)         (2,146)        (2,034)       (3,628)
   - Contract transfers                                (48,363)        280,337          5,743        61,807
                                                      --------        --------       --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              (23,414)        278,191          8,386        66,374
                                                      --------        --------       --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (38,076)        216,249         (6,841)       51,129
                                                      --------        --------       --------      --------
NET ASSETS AT DECEMBER 31, 2008                       $ 20,774        $216,249       $ 22,709      $ 74,636
                                                      ========        ========       ========      ========

                                                                LINCOLN VIPT
                                                  LINCOLN VIPT    WILSHIRE        M FUND        M FUND
                                                    WILSHIRE     MODERATELY      BRANDES       FRONTIER
                                                    MODERATE     AGGRESSIVE   INTERNATIONAL     CAPITAL
                                                     PROFILE       PROFILE        EQUITY     APPRECIATION
                                                   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                  ------------  ------------  -------------  ------------
NET ASSETS AT JANUARY 1, 2007                       $104,996      $     --       $ 13,553      $ 7,711
Changes From Operations:
   - Net investment income (loss)                        935             8            386          (51)
   - Net realized gain (loss) on investments             693           115          3,692          926
   - Net change in unrealized appreciation or
     depreciation on investments                       7,465            32         (2,417)         (44)
                                                    --------      --------       --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     9,093           155          1,661          831
Changes From Unit Transactions:
   - Contract purchases                                   --            --         12,876          671
   - Contract withdrawals                             (2,085)         (206)        (1,671)        (232)
   - Contract transfers                                   --         4,500             --         (123)
                                                    --------      --------       --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (2,085)        4,294         11,205          316
                                                    --------      --------       --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                7,008         4,449         12,866        1,147
                                                    --------      --------       --------      -------
NET ASSETS AT DECEMBER 31, 2007                      112,004         4,449         26,419        8,858
Changes From Operations:
   - Net investment income (loss)                      2,522           588            802          (46)
   - Net realized gain (loss) on investments           2,138          (239)         2,042          215
   - Net change in unrealized appreciation or
     depreciation on investments                     (47,851)       (7,928)       (16,423)      (3,998)
                                                    --------      --------       --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (43,191)       (7,579)       (13,579)      (3,829)
Changes From Unit Transactions:
   - Contract purchases                               24,211       226,245          9,000          670
   - Contract withdrawals                             (5,658)      (19,826)        (1,413)        (230)
   - Contract transfers                               52,594        41,819             --          159
                                                    --------      --------       --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             71,147       248,238          7,587          599
                                                    --------      --------       --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS               27,956       240,659         (5,992)      (3,230)
                                                    --------      --------       --------      -------
NET ASSETS AT DECEMBER 31, 2008                     $139,960      $245,108       $ 20,427      $ 5,628
                                                    ========      ========       ========      =======

See accompanying notes.



                                                                                          NB AMT
                                                    MFS VIT      MFS VIT      MFS VIT     MID-CAP
                                                    GROWTH    TOTAL RETURN   UTILITIES    GROWTH
                                                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
                                                  ----------  ------------  ----------  ----------
NET ASSETS AT JANUARY 1, 2007                     $ 143,495     $210,726    $ 260,853   $ 652,874
Changes From Operations:
   - Net investment income (loss)                    (1,317)       3,244          198      (5,735)
   - Net realized gain (loss) on investments          3,459       13,158       32,184      25,539
   - Net change in unrealized appreciation or
     depreciation on investments                     24,798       (9,655)      57,944     118,134
                                                  ---------     --------    ---------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   26,940        6,747       90,326     137,938
Changes From Unit Transactions:
   - Contract purchases                              16,843       29,151      117,224      40,246
   - Contract withdrawals                           (24,552)     (22,245)     (36,308)    (55,892)
   - Contract transfers                              68,563      (59,062)      88,973      (4,954)
                                                  ---------     --------    ---------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            60,854      (52,156)     169,889     (20,600)
                                                  ---------     --------    ---------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS              87,794      (45,409)     260,215     117,338
                                                  ---------     --------    ---------   ---------
NET ASSETS AT DECEMBER 31, 2007                     231,289      165,317      521,068     770,212
Changes From Operations:
   - Net investment income (loss)                      (942)       2,866        4,377      (4,593)
   - Net realized gain (loss) on investments          4,086        7,130       79,499      61,926
   - Net change in unrealized appreciation or
     depreciation on investments                    (72,100)     (48,379)    (324,505)   (421,677)
                                                  ---------     --------    ---------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (68,956)     (38,383)    (240,629)   (364,344)
Changes From Unit Transactions:
   - Contract purchases                              19,942       43,782      148,215      66,882
   - Contract withdrawals                           (13,529)     (45,635)     (38,726)    (35,259)
   - Contract transfers                             (67,909)      38,794       24,461      (1,133)
                                                  ---------     --------    ---------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (61,496)      36,941      133,950      30,490
                                                  ---------     --------    ---------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (130,452)      (1,442)    (106,679)   (333,854)
                                                  ---------     --------    ---------   ---------
NET ASSETS AT DECEMBER 31, 2008                   $ 100,837     $163,875    $ 414,389   $ 436,358
                                                  =========     ========    =========   =========


                                                                           PUTNAM VT   PUTNAM VT
                                                                           GROWTH &     HEALTH
                                                    NB AMT      NB AMT      INCOME     SCIENCES
                                                   PARTNERS     REGENCY    CLASS IB    CLASS IB
                                                  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                  ----------  ----------  ----------  ----------
NET ASSETS AT JANUARY 1, 2007                      $ 80,328    $ 34,378    $17,107      $2,930
Changes From Operations:
   - Net investment income (loss)                      (138)        (58)        84          (2)
   - Net realized gain (loss) on investments          9,065       1,886      2,611          26
   - Net change in unrealized appreciation or
     depreciation on investments                     (2,376)     (1,681)    (3,832)        (83)
                                                   --------    --------    -------      ------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    6,551         147     (1,137)        (59)
Changes From Unit Transactions:
   - Contract purchases                               7,812       6,250         --         500
   - Contract withdrawals                            (4,171)     (2,909)      (305)       (335)
   - Contract transfers                              (2,131)     12,309         --          80
                                                   --------    --------    -------      ------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             1,510      15,650       (305)        245
                                                   --------    --------    -------      ------
TOTAL INCREASE (DECREASE) IN NET ASSETS               8,061      15,797     (1,442)        186
                                                   --------    --------    -------      ------
NET ASSETS AT DECEMBER 31, 2007                      88,389      50,175     15,665       3,116
Changes From Operations:
   - Net investment income (loss)                      (168)        273        169         (22)
   - Net realized gain (loss) on investments         12,200        (549)     2,193          (9)
   - Net change in unrealized appreciation or
     depreciation on investments                    (61,150)    (22,336)    (8,440)       (498)
                                                   --------    --------    -------      ------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (49,118)    (22,612)    (6,078)       (529)
Changes From Unit Transactions:
   - Contract purchases                               7,816       4,233         --         300
   - Contract withdrawals                            (4,292)     (2,744)      (251)       (317)
   - Contract transfers                               2,454       3,069         --        (449)
                                                   --------    --------    -------      ------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             5,978       4,558       (251)       (466)
                                                   --------    --------    -------      ------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (43,140)    (18,054)    (6,329)       (995)
                                                   --------    --------    -------      ------
NET ASSETS AT DECEMBER 31, 2008                    $ 45,249    $ 32,121    $ 9,336      $2,121
                                                   ========    ========    =======      ======

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: LLANY Separate Account R for Flexible Premium Variable Life Insurance (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (LNY) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on October 1, 1999, are part of the operations of LNY. The Variable Account consists of six products which are listed below.

     -    Lincoln SVUL and SVUL Elite

     -    Lincoln SVUL-II

     -    Lincoln SVUL-III

     -    Lincoln SVUL-IV

     -    Lincoln SVUL(ONE)

     -    Lincoln Momentum SVUL(ONE)

The assets of the Variable Account are owned by LNY. The Variable Account's assets support the variable life policies and may not be used to satisfy liabilities arising from any other business of LNY.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of ninety-five mutual funds (the Funds) of fourteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
     AIM V.I. Capital Appreciation Fund (Series I)
     AIM V.I. Core Equity Fund (Series I)
     AIM V.I. International Growth Fund (Series I)

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
     ABVPSF Global Technology Portfolio (Class A)
     ABVPSF Growth and Income Portfolio (Class A)
     ABVPSF International Value Portfolio (Class A)
     ABVPSF Large Cap Growth Portfolio (Class A)
     ABVPSF Small/Mid Cap Value Portfolio (Class A)

American Century Variable Portfolios, Inc. (American Century VP):
     American Century VP Inflation Protection (Class 1)

American Funds Insurance Series (American Funds):
     American Funds Global Growth Fund (Class 2)
     American Funds Global Small Capitalization Fund (Class 2)
     American Funds Growth Fund (Class 2)
     American Funds Growth-Income Fund (Class 2)
     American Funds International Fund (Class 2)

Delaware VIP Trust (Delaware VIPT)*:
     Delaware VIPT Capital Reserves Series (Standard Class)** Delaware VIPT Diversified Income Series (Standard Class) Delaware VIPT Emerging Markets Series (Standard Class) Delaware VIPT High Yield Series (Standard Class) Delaware VIPT REIT Series (Standard Class)
     Delaware VIPT Small Cap Value Series (Standard Class) Delaware VIPT Trend Series (Standard Class)
     Delaware VIPT U.S. Growth Series (Standard Class) Delaware VIPT Value Series (Standard Class)

DWS Scudder VIP Funds (DWS VIP):
     DWS VIP Equity 500 Index Fund
     DWS VIP Small Cap Index Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
     Fidelity VIP Contrafund Portfolio (Service Class)
     Fidelity VIP Equity-Income Portfolio (Service Class)
     Fidelity VIP Growth Portfolio (Service Class)
     Fidelity VIP Growth Opportunities Portfolio (Service Class)
     Fidelity VIP High Income Portfolio (Service Class)
     Fidelity VIP Mid Cap Portfolio (Service Class)
     Fidelity VIP Overseas Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
     FTVIPT Franklin Income Securities Fund (Class 1)
     FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 1) FTVIPT Mutual Shares Securities Fund (Class 1)
     FTVIPT Templeton Foreign Securities Fund (Class 2)
     FTVIPT Templeton Global Income Securities Fund (Class 1)
     FTVIPT Templeton Growth Securities Fund (Class 1)
     FTVIPT Templeton Growth Securities Fund (Class 2)

Janus Aspen Series:
     Janus Aspen Series Balanced Portfolio
     Janus Aspen Series Balanced Service Shares Portfolio
     Janus Aspen Series Global Technology Service Shares Portfolio Janus Aspen Series Mid Cap Growth Service Shares Portfolio
     Janus Aspen Series Worldwide Growth Portfolio
     Janus Aspen Series Worldwide Growth Service Shares Portfolio

Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
     Lincoln VIPT Baron Growth Opportunities**
     Lincoln VIPT Baron Growth Opportunities Service Class
     Lincoln VIPT Capital Growth**
     Lincoln VIPT Cohen & Steers Global Real Estate
     Lincoln VIPT Columbia Value Opportunities
     Lincoln VIPT Delaware Bond
     Lincoln VIPT Delaware Growth and Income
     Lincoln VIPT Delaware Social Awareness

     Lincoln VIPT Delaware Special Opportunities**
     Lincoln VIPT FI Equity-Income
     Lincoln VIPT Janus Capital Appreciation
     Lincoln VIPT Marsico International Growth
     Lincoln VIPT MFS Value
     Lincoln VIPT Mid-Cap Value
     Lincoln VIPT Mondrian International Value
     Lincoln VIPT Money Market
     Lincoln VIPT SSgA Bond Index**
     Lincoln VIPT SSgA Developed International 150**
     Lincoln VIPT SSgA Emerging Markets 100**
     Lincoln VIPT SSgA International Index**
     Lincoln VIPT SSgA Large Cap 100**
     Lincoln VIPT SSgA S&P 500 Index
     Lincoln VIPT SSgA Small-Cap Index
     Lincoln VIPT SSgA Small-Mid Cap 200**
     Lincoln VIPT T. Rowe Price Growth Stock**
     Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth
     Lincoln VIPT Templeton Growth**
     Lincoln VIPT Turner Mid-Cap Growth
     Lincoln VIPT UBS Global Asset Allocation
     Lincoln VIPT Wilshire 2010 Profile**
     Lincoln VIPT Wilshire 2020 Profile**
     Lincoln VIPT Wilshire 2030 Profile
     Lincoln VIPT Wilshire 2040 Profile**
     Lincoln VIPT Wilshire Aggressive Profile
     Lincoln VIPT Wilshire Conservative Profile
     Lincoln VIPT Wilshire Moderate Profile
     Lincoln VIPT Wilshire Moderately Aggressive Profile

M Fund, Inc. (M Fund):
     M Fund Brandes International Equity Fund
     M Fund Business Opportunity Value Fund**
     M Fund Frontier Capital Appreciation Fund
     M Fund Turner Core Growth Fund**

MFS Variable Insurance Trust (MFS VIT):
     MFS VIT Capital Opportunities Series (Initial Class)**
     MFS VIT Growth Series (Initial Class)
     MFS VIT Total Return Series (Initial Class)
     MFS VIT Utilities Series (Initial Class)

Neuberger Berman Advisers Management Trust (NB AMT):
     NB AMT Mid-Cap Growth Portfolio (I Class)
     NB AMT Partners Portfolio (I Class)
     NB AMT Regency Portfolio (I Class)

Putnam Variable Trust (Putnam VT):
     Putnam VT Growth & Income Fund (Class IB)
     Putnam VT Health Sciences Fund (Class IB)

*    Denotes an affiliate of LNY.

**   Available fund with no money invested at December 31, 2008.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2008, which approximates fair value. The difference between cost and net asset value is reflected as unrealized appreciation or depreciation of investments.

Effective January 1, 2008, the Variable Account adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value as the price that the Variable Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Variable Account's investments in the Funds are assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets

Level 2 - inputs to the valuation methodology are observable, directly or indirectly

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity

The Separate Account's investments in the Funds are valued within the above FAS 157 fair value hierarchy as Level 2. Net asset value is quoted by the Funds as derived by the fair value of the Funds underlying investments. The Funds are not considered Level 1 as they are not traded in the open market; rather the Company sells and redeems shares at net asset value with the Funds.

Adoption of FAS 157 had no effect on the recorded amounts of the Funds in the Variable Account.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the exdividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of LNY, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

INVESTMENT FUND CHANGES: During 2007, the Lincoln VIPT Baron Growth Opportunities Fund, the Lincoln VIPT Capital Growth Fund, the Lincoln VIPT Cohen & Steers Global Real Estate Fund, the Lincoln VIPT Delaware Special Opportunities Fund, the Lincoln VIPT Marsico International Growth Fund, the Lincoln VIPT MFS Value Fund, the Lincoln VIPT Mid-Cap Growth Fund, the Lincoln VIPT Mid-Cap Value Fund, the Lincoln VIPT S&P 500 Index Fund, the Lincoln VIPT Small-Cap Index Fund, the Lincoln VIPT T. Rowe Price Growth Stock Fund, the Lincoln VIPT Templeton Growth Fund, the Lincoln VIPT Value Opportunities Fund, the Lincoln VIPT Wilshire 2010 Profile Fund, the Lincoln VIPT Wilshire 2020 Profile Fund, the Lincoln VIPT Wilshire 2030 Profile Fund and the Lincoln VIPT Wilshire 2040 Profile Fund became available as investment options for Account Contract owners. Accordingly, the 2007 statement of changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2007.

Also during 2007 the following funds changed their names:

PREVIOUS FUND NAME                                NEW FUND NAME
-----------------------------------------------   ---------------------------------------------------------
Lincoln VIPT Bond Fund                            Lincoln VIPT Delaware Bond Fund
Lincoln VIPT Growth and Income Fund               Lincoln VIPT Delaware Growth and Income Fund
Lincoln VIPT Social Awareness Fund                Lincoln VIPT Delaware Social Awareness Fund
Lincoln VIPT Equity-Income Fund                   Lincoln VIPT FI Equity-Income Fund
Lincoln VIPT Capital Appreciation Fund            Lincoln VIPT Janus Capital Appreciation Fund
Lincoln VIPT International Fund                   Lincoln VIPT Mondrian International Value Fund
Lincoln VIPT Aggressive Growth Fund               Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth Fund
Lincoln VIPT Global Asset Allocation Fund         Lincoln VIPT UBS Global Asset Allocation Fund
Lincoln VIPT Aggressive Profile Fund              Lincoln VIPT Wilshire Aggressive Profile Fund
Lincoln VIPT Conservative Profile Fund            Lincoln VIPT Wilshire Conservative Profile Fund
Lincoln VIPT Moderate Profile Fund                Lincoln VIPT Wilshire Moderate Profile Fund
Lincoln VIPT Moderately Aggressive Profile Fund   Lincoln VIPT Wilshire Moderately Aggressive Profile Fund
MFS VIT Capital Opportunities Series              MFS VIT Core Equity Series

Also during 2007, the Lincoln VIPT Core Fund, the Lincoln VIPT Growth Fund and the Lincoln VIPT Growth Opportunities Fund ceased to be available as an investment option to Variable Account Contract owners.

During 2007, the Lincoln Variable Insurance Products Trust (Lincoln VIPT) acquired the Baron Capital Asset Fund and renamed the fund Lincoln VIPT Baron Growth Opportunities Service Class Fund. This fund acquisition had no impact on the units outstanding or the unit prices to the Variable Account Contract owner.

During 2008, the Lincoln VIPT SSgA Bond Index Fund, the Lincoln VIPT SSgA Developed International 150 Fund, the Lincoln VIPT SSgA Emerging Markets 100 Fund, the Lincoln VIPT SSgA International Index Fund, the Lincoln VIPT SSgA Large Cap 100 Fund and the Lincoln VIPT SSgA Small-Mid Cap 200 Fund became available as investment options for Account Contract owners. Accordingly, the 2008 statement of operations and statements of changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2008.

During 2008 the Lincoln VIPT Value Opportunities Fund changed its name to the Lincoln VIPT Columbia Value Opportunities Fund, the Lincoln VIPT S&P 500 Index Fund changed its name to the Lincoln VIPT SSgA S&P 500 Index Fund, the Lincoln VIPT Small-Cap Index Fund changed its name to the Lincoln VIPT SSgA Small-Cap Index Fund, the Lincoln VIPT Mid-Cap Growth Fund changed its name to the Lincoln VIPT Turner Mid-Cap Growth Fund and the MFS VIT Emerging Growth Series changed its name to the MFS VIT Growth Series.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to LNY for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The current rate of deduction, stated as an annual percentage, is .80% for all products except Lincoln SVUL IV which is .60% and Lincoln SVULONE and Lincoln Momentum SVULONE which are .50%. For the Lincoln SVUL IV product, the annual percentage changes to .20% for policy years 20 and beyond. For the Lincoln SVULONE and Lincoln Mo-mentum SVULONE products, the annual percentage changes to .20% for policy years 11 and beyond. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations.

Prior to the allocation of premiums to the Variable Account, LNY deducts a premium load of 7% in policy years 1-20 and 4% in policy years 21 and beyond for Lincoln SVULONE and Lincoln Momentum SVULONE, and 8% during the first year, 5% thereafter (4% thereafter for Lincoln SVUL IV) for all other products of each premium payment to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by LNY. The premium loads for the years ended December 31, 2008 and 2007 amounted to $203,565 and $150,881, respectively.

LNY charges a monthly administrative fee of $10 in all policy years. In addition, there is a monthly expense charge for the first ten years from issue date or increase in specified amount ranging from $0.01 to $1.42 per $1,000 of specified amount. These administrative fees are for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2008 and 2007 amounted to $490,609 and $433,026, respectively.

LNY assumes responsibility for providing the insurance benefit included in the policy. On a monthly basis, a cost of insurance charge is deducted proportionately from the value of each variable subaccount and/or fixed ac-count funding option. The fixed account is part of the general account of LNY and is not included in these financial statements. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. The cost of insurance charges for the years ended December 31, 2008 and 2007 amounted to $207,468 and $186,406, respectively.

Under certain circumstances, LNY reserves the right to apply a transfer fee of $25 for each transfer request in excess of 24 made during the year between variable subaccounts. For the years ended December 31, 2008 and 2007, no transfer fees were deducted from the variable subaccounts.

LNY, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the face amount of the policy and the issue age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on partial surrenders for Lincoln SVULONE and Lincoln Momentum SVULONE products. For all other products, a 2% charge on the amount withdrawn is imposed, not to exceed $25 per partial surrender. For the years ended December 31, 2008 and 2007, $39,606 and $20,770 of full surrender charges and partial surrender administrative charges were deducted from the variable subaccounts.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the five years ended December 31, 2008 follows.

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
AIM V.I. CAPITAL APPRECIATION
            2008                 0.80%    0.80%    $ 4.49    $ 8.14      59,761    $  268,728   -42.95%    -42.95%      0.00%
            2007                 0.80%    0.80%      7.86     14.27      61,785       486,519    11.08%     11.12%      0.00%
            2006     4/26/06     0.80%    0.80%      7.08     12.84      68,327       483,976    -1.71%     -1.69%      0.05%
AIM V.I. CORE EQUITY
            2008                 0.80%    0.80%      7.13      7.13      36,141       257,560   -30.70%    -30.70%      2.34%
            2007                 0.80%    0.80%     10.28     10.28      38,959       400,623     7.26%      7.26%      1.12%
            2006     4/28/06     0.80%    0.80%      9.59      9.59      40,734       390,538     8.58%      8.58%      0.51%
AIM V.I. INTERNATIONAL GROWTH
            2008                 0.80%    0.80%     10.23     16.44       7,221        76,440   -40.87%    -40.86%      0.56%
            2007                 0.80%    0.80%     17.30     21.87       7,152       127,755    13.81%     13.81%      0.45%
            2006                 0.80%    0.80%     15.20     19.22       6,093        95,184    27.21%     27.24%      1.03%
            2005                 0.80%    0.80%     11.95     15.11       6,534        78,372    16.99%     17.17%      0.70%
            2004                 0.80%    0.80%     10.21     12.89       6,385        65,423    23.02%     23.02%      0.74%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
ABVPSF GLOBAL TECHNOLOGY CLASS A
            2008                 0.60%    0.80%    $ 7.67    $10.24      10,909    $   84,213   -47.79%    -47.68%      0.00%
            2007                 0.60%    0.80%     14.69     19.61      10,434       154,015    19.24%     19.48%      0.00%
            2006                 0.60%    0.80%     12.32     16.44      10,520       130,196     7.77%      7.77%      0.00%
            2005                 0.80%    0.80%     11.43     15.26       9,780       111,886     3.04%      3.04%      0.00%
            2004                 0.80%    0.80%      9.99     11.10       9,997       110,890     4.62%      4.62%      0.00%
ABVPSF GROWTH AND INCOME CLASS A
            2008                 0.50%    0.80%      6.97     11.09      11,896       103,835   -41.08%    -40.90%      2.17%
            2007                 0.50%    0.80%     14.06     18.83      13,574       201,146     4.27%      4.49%      1.46%
            2006                 0.60%    0.80%     14.76     18.06      11,416       167,079    16.35%     16.35%      1.37%
            2005                 0.80%    0.80%     12.21     15.52      11,223       142,116     4.03%      4.03%      1.47%
            2004                 0.80%    0.80%     11.73     12.20      11,427       138,922    10.57%     10.57%      0.90%
ABVPSF INTERNATIONAL VALUE CLASS A
            2008                 0.50%    0.60%      5.85      5.85       7,047        41,197   -53.46%    -53.46%      1.10%
            2007                 0.60%    0.80%     12.56     12.56       4,560        57,286     5.21%      5.21%      0.29%
            2006    11/17/06     0.60%    0.60%     11.94     11.94         411         4,913     6.50%      6.50%      0.00%
ABVPSF LARGE CAP GROWTH CLASS A
            2008                 0.80%    0.80%      7.54      7.54         311         2,348   -40.14%    -40.14%      0.00%
            2007     1/26/07     0.80%    0.80%     12.60     12.60         326         4,108    12.84%     12.84%      0.00%
            2004                 0.80%    0.80%      9.88      9.88          73           718     7.75%      7.75%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS A
            2008                 0.50%    0.80%      6.85     13.60      11,510       119,283   -36.09%    -35.90%      0.74%
            2007                 0.50%    0.80%     10.69     21.28      10,344       168,762     0.89%      1.20%      0.86%
            2006                 0.50%    0.80%     13.86     20.81       9,575       160,901    13.51%     13.73%      0.38%
            2005                 0.60%    0.80%     14.99     18.33       3,753        56,106     6.06%      6.09%      0.73%
            2004                 0.80%    0.80%     14.13     17.53       3,182        45,267    18.29%     18.35%      0.12%
AMERICAN CENTURY VP INFLATION PROTECTION
            2008                 0.50%    0.80%     11.00     11.61       8,420        95,611    -2.07%     -1.77%      5.02%
            2007                 0.50%    0.80%     11.20     11.86      10,099       116,847     8.80%      9.13%      4.83%
            2006                 0.50%    0.80%     10.64     10.64       7,154        76,021     1.28%      1.28%      3.41%
            2005                 0.60%    0.60%     10.51     10.51       2,683        28,189     1.20%      1.20%      5.12%
            2004    12/13/04     0.60%    0.60%     10.38     10.38         148         1,537     0.35%      0.35%      0.26%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2008                 0.50%    0.80%      7.83     10.89       6,763        65,054   -38.88%    -38.70%      3.00%
            2007                 0.50%    0.80%     12.78     17.81         617         9,234    13.93%     14.43%      3.13%
            2006                 0.50%    0.80%     15.42     15.63         305         3,854    19.47%     19.76%      0.59%
            2005                 0.60%    0.80%     13.09     13.09          71           928    13.17%     13.17%      0.90%
            2004     6/15/04     0.80%    0.80%     11.56     11.56          28           323    11.03%     11.03%      0.57%
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2008                 0.50%    0.80%      8.34     15.92       7,304        78,727   -53.89%    -53.80%      0.00%
            2007                 0.60%    0.80%     18.10     34.52       7,350       172,519    20.46%     20.70%      2.93%
            2006                 0.60%    0.80%     15.02     28.66       6,972       134,558    23.06%     23.31%      0.47%
            2005                 0.60%    0.80%     12.21     23.29       2,400        39,220    24.33%     24.35%      0.97%
            2004                 0.80%    0.80%      9.82      9.82       2,267        29,444    19.92%     19.92%      0.00%
AMERICAN FUNDS GROWTH CLASS 2
            2008                 0.50%    0.80%      6.57     12.14      89,300       731,065   -44.42%    -44.25%      0.92%
            2007                 0.50%    0.80%     11.78     21.84      78,268     1,147,832    11.45%     11.79%      0.81%
            2006                 0.50%    0.80%     10.67     19.59      66,710       874,028     9.34%      9.56%      0.87%
            2005                 0.60%    0.80%      9.76     17.92      55,728       648,964    15.27%     15.50%      0.73%
            2004                 0.60%    0.80%      8.47     15.55      57,540       541,078    11.60%     11.60%      0.19%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2008                 0.50%    0.80%      7.11     11.39      55,847       482,464   -38.34%    -38.16%      1.94%
            2007                 0.50%    0.80%     11.50     18.47      43,924       625,169     4.21%      4.52%      1.68%
            2006                 0.50%    0.80%     13.20     17.72      31,964       447,512    14.28%     14.51%      1.78%
            2005                 0.60%    0.80%     11.52     15.51      21,808       282,826     4.99%      5.21%      1.31%
            2004                 0.60%    0.80%     12.08     12.35      23,492       289,675     9.50%      9.50%      0.96%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
AMERICAN FUNDS INTERNATIONAL CLASS 2
            2008                 0.50%    0.80%    $ 7.61    $16.11      55,813    $  632,507   -42.59%    -42.41%      2.29%
            2007                 0.50%    0.80%     13.21     28.05      41,071       813,698    19.07%     19.42%      1.84%
            2006                 0.50%    0.80%     16.67     23.56      21,291       369,271    18.03%     18.27%      2.21%
            2005                 0.60%    0.80%     14.09     19.96       8,141       140,624    20.54%     20.78%      1.65%
            2004                 0.60%    0.80%     13.13     16.56       6,645        94,859    18.37%     18.37%      1.44%
DELAWARE VIPT DIVERSIFIED INCOME
            2008                 0.50%    0.80%     10.85     11.77      12,582       145,622    -5.30%     -5.02%      4.00%
            2007                 0.50%    0.80%     11.43     12.43      14,259       174,484     6.77%      7.10%      2.89%
            2006                 0.50%    0.80%     11.44     11.64       8,163        93,195     7.06%      7.27%      1.18%
            2005     2/14/05     0.60%    0.80%     10.66     10.87       3,515        37,990    -1.17%     -0.55%      0.21%
DELAWARE VIPT EMERGING MARKETS
            2008                 0.50%    0.80%      7.63     24.20      17,350       245,620   -51.94%    -51.80%      1.54%
            2007                 0.50%    0.80%     15.83     50.36      13,622       439,482    37.75%     38.17%      1.57%
            2006                 0.50%    0.80%     20.48     36.56      14,575       355,248    26.12%     26.37%      1.08%
            2005                 0.60%    0.80%     16.21     28.99       7,911       183,496    26.47%     26.72%      0.23%
            2004                 0.60%    0.80%     22.92     22.92       3,300        56,325    32.41%     32.41%      2.49%
DELAWARE VIPT HIGH YIELD
            2008                 0.50%    0.80%      8.36     12.78      14,796       159,085   -24.78%    -24.55%      8.43%
            2007                 0.50%    0.80%     11.08     16.98      14,257       208,006     1.97%      2.28%      6.22%
            2006                 0.50%    0.80%     12.57     16.66      12,885       189,120    11.55%     11.78%      6.01%
            2005                 0.60%    0.80%     11.25     14.93      10,117       139,007     2.76%      2.96%      6.09%
            2004                 0.60%    0.80%     11.77     11.77       6,836        92,051    13.33%     13.33%      3.07%
DELAWARE VIPT REIT
            2008                 0.50%    0.80%      6.59     20.21      25,322       288,278   -35.58%    -35.39%      2.28%
            2007                 0.50%    0.80%     10.20     31.37      22,296       410,052   -14.63%    -14.37%      1.21%
            2006                 0.50%    0.80%     17.24     36.75      16,869       392,298    31.57%     31.83%      1.81%
            2005                 0.60%    0.80%     13.08     27.93      13,379       281,417     6.32%      6.52%      1.62%
            2004                 0.60%    0.80%     16.19     26.27       9,628       200,090    30.33%     30.33%      2.05%
DELAWARE VIPT SMALL CAP VALUE
            2008                 0.50%    0.80%      6.74     17.67      44,319       582,703   -30.44%    -30.23%      0.63%
            2007                 0.50%    0.80%      9.66     25.39      39,881       774,557    -7.37%     -7.10%      0.48%
            2006                 0.50%    0.80%     14.99     27.41      35,931       781,131    15.26%     15.49%      0.24%
            2005                 0.60%    0.80%     15.72     23.78      33,482       661,578     8.55%      8.55%      0.35%
            2004                 0.80%    0.80%     14.48     21.91      29,054       522,493    20.51%     20.51%      0.20%
DELAWARE VIPT TREND
            2008                 0.50%    0.80%      5.63     10.28      16,800       132,309   -47.16%    -47.00%      0.00%
            2007                 0.50%    0.80%     10.63     19.45      15,316       231,498     9.87%     10.20%      0.00%
            2006                 0.50%    0.80%     12.88     17.70      13,556       195,607     6.73%      6.95%      0.00%
            2005                 0.60%    0.80%     12.04     16.58      14,091       190,906     5.01%      5.22%      0.00%
            2004                 0.60%    0.80%     12.72     15.79      15,532       200,426    11.71%     11.71%      0.00%
DELAWARE VIPT U.S. GROWTH
            2008                 0.60%    0.80%      7.19      9.32       7,155        53,077   -43.12%    -43.00%      0.04%
            2007                 0.60%    0.80%     12.63     16.38       7,114        92,351    11.66%     11.89%      0.00%
            2006                 0.60%    0.80%     11.31     14.67       7,215        83,707     1.50%      1.70%      0.00%
            2005                 0.60%    0.80%     11.14     14.46       4,988        58,895    13.73%     13.96%      0.62%
            2004                 0.60%    0.80%      9.50      9.80       4,603        46,613     2.48%      2.50%      0.12%
DELAWARE VIPT VALUE
            2008                 0.50%    0.80%      7.43     12.43      10,714        98,476   -33.96%    -33.76%      2.98%
            2007                 0.50%    0.80%     11.21     18.82      12,021       173,286    -3.50%     -3.21%      0.84%
            2006                 0.50%    0.80%     14.52     19.50       3,523        52,684    23.11%     23.36%      1.44%
            2005                 0.60%    0.80%     15.84     15.84       1,794        25,931     5.18%      5.18%      1.68%
            2004                 0.80%    0.80%     12.49     12.49       1,331        19,853    14.02%     14.02%      1.06%
DWS VIP EAFE EQUITY INDEX
            2005                 0.00%    0.00%        --        --          --            --     0.00%      0.00%      2.82%
            2004                 0.60%    0.80%      8.82     12.16       7,597        70,628    18.03%     18.12%      2.09%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
DWS VIP EQUITY 500 INDEX
            2008                 0.50%    0.80%    $ 7.22    $11.16      42,359    $  350,128   -37.65%    -37.47%      2.41%
            2007                 0.50%    0.80%     11.55     17.90      41,752       552,857     4.46%      4.77%      1.50%
            2006                 0.50%    0.80%     11.69     17.14      41,985       526,729    14.60%     14.83%      1.15%
            2005                 0.60%    0.80%     10.20     14.95      41,168       444,860     3.84%      4.05%      1.59%
            2004                 0.60%    0.80%      9.83     14.40      45,041       457,590     9.71%      9.71%      1.07%
DWS VIP SMALL CAP INDEX
            2008                 0.50%    0.80%      6.64     13.68      11,493       120,697   -34.65%    -34.45%      1.57%
            2007                 0.50%    0.80%     10.13     20.94      10,775       177,029    -2.68%     -2.39%      0.85%
            2006                 0.50%    0.80%     16.60     21.52       9,446       162,843    16.55%     16.56%      0.62%
            2005                 0.80%    0.80%     14.25     18.46       7,804       121,559     3.39%      3.43%      0.66%
            2004                 0.80%    0.80%     13.77     15.85       9,769       149,950    16.82%     16.82%      0.42%
FIDELITY VIP CONTRAFUND SERVICE CLASS
            2008                 0.50%    0.80%      7.06     12.95      54,181       553,682   -43.07%    -42.90%      0.95%
            2007                 0.50%    0.80%     12.36     22.75      51,668       929,767    16.57%     16.92%      1.05%
            2006                 0.50%    0.80%     14.60     19.51      35,564       565,464    10.70%     10.92%      1.27%
            2005                 0.60%    0.80%     14.72     17.63      26,450       396,351    15.92%     15.92%      0.15%
            2004                 0.80%    0.80%     12.70     15.21      16,148       210,671    14.42%     14.42%      0.24%
FIDELITY VIP EQUITY-INCOME SERVICE CLASS
            2008                 0.80%    0.80%      8.60     10.71      10,739        92,747   -43.16%    -43.16%      2.84%
            2007                 0.80%    0.80%     15.13     15.13       9,467       143,805     0.61%      0.61%      1.80%
            2006                 0.80%    0.80%     15.03     15.03       9,084       136,565    19.12%     19.12%      3.25%
            2005                 0.80%    0.80%     12.62     12.62       8,972       113,229     4.92%      4.92%      1.55%
            2004                 0.80%    0.80%     12.03     12.56       8,844       106,424    10.49%     10.49%      0.94%
FIDELITY VIP GROWTH SERVICE CLASS
            2008                 0.50%    0.80%      4.73      7.93       1,106         7,312   -47.66%    -47.50%      0.94%
            2007                 0.50%    0.80%      9.05     15.15         822        10,082    25.81%     26.19%      0.77%
            2006                 0.50%    0.80%      7.19     15.48         928         9,625     5.83%      5.90%      0.39%
            2005                 0.80%    0.80%      6.79     14.62       1,794        13,304     4.78%      4.89%      0.39%
            2004                 0.80%    0.80%      6.48     13.96       1,833        12,506     2.44%      2.44%      0.15%
FIDELITY VIP GROWTH OPPORTUNITIES SERVICE CLASS
            2008                 0.80%    0.80%      4.93      4.93       6,051        29,823   -55.42%    -55.42%      0.37%
            2007                 0.80%    0.80%     11.06     11.06       5,516        60,985    22.06%     22.06%      0.00%
            2006                 0.80%    0.80%      9.06      9.06       5,178        46,900     4.46%      4.46%      0.55%
            2005                 0.80%    0.80%      8.67      8.67       4,677        40,555     7.99%      7.99%      0.76%
            2004                 0.80%    0.80%      8.03      8.03       4,414        35,439     6.21%      6.21%      0.42%
FIDELITY VIP HIGH INCOME SERVICE CLASS
            2008                 0.80%    0.80%      8.42      8.42      13,145       110,639   -25.66%    -25.66%     10.06%
            2007                 0.80%    0.80%     11.32     11.32      13,891       157,279     1.84%      1.84%      8.19%
            2006                 0.80%    0.80%     11.12     11.12      14,197       157,832    10.29%     10.29%      7.76%
            2005                 0.80%    0.80%     10.08     10.08      14,569       146,866     1.71%      1.71%     14.84%
            2004                 0.80%    0.80%      9.91      9.91      14,874       147,419     8.60%      8.60%      7.93%
FIDELITY VIP MID CAP SERVICE CLASS
            2008                 0.60%    0.80%      7.25      9.41      10,610        99,158   -39.99%    -39.87%      0.36%
            2007                 0.60%    0.80%     15.65     15.65       6,809       105,354    14.80%     14.80%      0.65%
            2006     7/14/06     0.60%    0.60%     13.63     13.63       3,573        48,720     9.16%      9.16%      0.00%
FIDELITY VIP OVERSEAS SERVICE CLASS
            2008                 0.60%    0.80%     10.62     14.69       8,490        93,347   -44.31%    -44.20%      2.64%
            2007                 0.60%    0.80%     19.03     26.37       8,452       166,816    16.27%     16.51%      3.17%
            2006                 0.60%    0.80%     16.33     22.68       8,180       139,172    16.99%     17.24%      0.76%
            2005                 0.60%    0.80%     14.51     19.39       8,078       117,538    18.02%     18.03%      0.56%
            2004                 0.80%    0.80%     12.29     13.01       7,932        97,819    12.56%     12.58%      1.07%
FTVIPT FRANKLIN INCOME SECURITIES
            2008                 0.50%    0.60%      8.20      8.20       4,068        33,398   -29.83%    -29.83%      6.81%
            2007                 0.60%    0.80%     11.69     11.69       2,115        24,714     3.39%      3.39%      3.27%
            2006    11/17/06     0.60%    0.60%     11.30     11.30         827         9,346     1.89%      1.89%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES
            2008                 0.50%    0.80%    $ 6.34    $11.22       4,603    $   36,405   -42.81%    -42.63%      0.00%
            2007                 0.50%    0.80%     11.05     19.62       3,216        45,075    10.56%     10.97%      0.00%
            2006                 0.50%    0.80%     12.77     17.74       2,542        32,661     8.07%      8.30%      0.00%
            2005                 0.60%    0.80%     12.61     16.42       1,091        13,578     4.23%      4.26%      0.00%
            2004                 0.80%    0.80%     12.09     12.34         558         6,897    10.81%     11.17%      0.00%
FTVIPT MUTUAL SHARES SECURITIES
            2008                 0.50%    0.60%      7.34      7.34       2,676        19,686   -37.31%    -37.31%      3.74%
            2007     6/4/07      0.60%    0.60%     11.71     11.71         293         3,430    -6.70%     -6.70%      1.67%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
            2008                 0.80%    0.80%     10.41     10.41       7,802        81,245   -40.85%    -40.85%      2.39%
            2007                 0.80%    0.80%     17.61     17.61       7,834       137,930    14.54%     14.54%      1.96%
            2006                 0.80%    0.80%     15.37     15.37       7,760       119,288    20.48%     20.48%      1.27%
            2005                 0.80%    0.80%     12.76     12.76       8,922       113,834     9.29%      9.29%      1.13%
            2004                 0.80%    0.80%     11.67     11.67       8,915       104,077    17.58%     17.58%      1.01%
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES
            2008                 0.60%    0.80%     12.30     13.09       3,865        50,062     5.61%      5.83%      2.95%
            2007                 0.60%    0.80%     12.37     12.37       2,051        24,870    10.67%     10.67%      3.24%
            2006     7/10/06     0.60%    0.60%     11.18     11.18         869         9,713     6.20%      6.20%      0.00%
FTVIPT TEMPLETON GROWTH SECURITIES
            2008                 0.50%    0.80%      6.73     12.07       3,611        27,100   -42.60%    -42.42%      2.14%
            2007                 0.50%    0.80%     11.68     21.02       2,517        33,848     1.71%      2.04%      1.54%
            2006                 0.50%    0.80%     15.77     20.67         731        11,609    21.23%     21.25%      1.42%
            2005                 0.80%    0.80%     13.01     17.04         553         7,754     8.18%      8.20%      1.23%
            2004                 0.80%    0.80%     12.02     13.08         564         7,222    15.32%     15.33%      1.22%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
            2008                 0.80%    0.80%     11.55     11.55       1,109        12,811   -42.78%    -42.78%      1.75%
            2007                 0.80%    0.80%     20.18     20.18         968        19,530     1.53%      1.53%      1.29%
            2006                 0.80%    0.80%     19.88     19.88       1,184        23,526    20.84%     20.84%      1.23%
            2005                 0.80%    0.80%     16.45     16.45       1,000        16,451     8.00%      8.00%      1.11%
            2004                 0.80%    0.80%     15.23     15.23       1,028        15,662    15.10%     15.10%      1.20%
JANUS ASPEN SERIES BALANCED
            2008                 0.80%    0.80%     13.10     13.10      16,732       219,172   -16.51%    -16.51%      2.64%
            2007                 0.80%    0.80%     15.69     15.69      18,343       287,768     9.66%      9.66%      2.58%
            2006                 0.80%    0.80%     14.31     14.31      17,144       245,280     9.84%      9.84%      2.18%
            2005                 0.80%    0.80%     13.03     13.03      17,879       232,888     7.09%      7.09%      2.33%
            2004                 0.80%    0.80%     12.16     12.16      18,169       220,995     7.66%      7.66%      2.42%
JANUS ASPEN SERIES BALANCED SERVICE SHARES
            2008                 0.80%    0.80%     12.13     12.13         311         3,773   -16.68%    -16.68%      0.93%
            2007                 0.60%    0.80%     13.93     14.63       2,442        35,403     9.41%      9.63%      2.27%
            2006                 0.60%    0.80%     12.71     13.37       2,352        31,097     9.54%      9.74%      1.20%
            2005                 0.60%    0.80%     12.15     12.21       7,492        90,996     6.80%      6.80%      1.97%
            2004                 0.80%    0.80%     11.38     11.43       8,184        93,315     7.43%      7.43%      2.29%
JANUS ASPEN SERIES GLOBAL TECHNOLOGY SERVICE SHARES
            2008                 0.80%    0.80%      2.83      2.83       2,712         7,671   -44.42%    -44.42%      0.09%
            2007                 0.80%    0.80%      5.09      5.09       2,568        13,070    20.73%     20.73%      0.35%
            2006                 0.80%    0.80%      4.22      4.22       2,443        10,298     6.97%      6.97%      0.00%
            2005                 0.80%    0.80%      3.94      3.94       2,930        11,546    10.66%     10.66%      0.00%
            2004                 0.80%    0.80%      3.56      3.56       2,852        10,156    -0.24%     -0.24%      0.00%
JANUS ASPEN SERIES MID CAP GROWTH SERVICE SHARES
            2008                 0.80%    0.80%     11.35     13.74       2,799        31,959   -44.30%    -44.30%      0.06%
            2007                 0.60%    0.80%     20.37     24.67       3,679        74,751    20.75%     20.77%      0.07%
            2006                 0.80%    0.80%     16.87     20.43       3,449        58,404    12.40%     12.43%      0.00%
            2005                 0.80%    0.80%     15.01     18.17       2,831        42,667    11.12%     11.13%      0.00%
            2004                 0.80%    0.80%     13.50     13.50       2,449        33,158    19.52%     19.52%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
JANUS ASPEN SERIES WORLDWIDE GROWTH
            2008                 0.80%    0.80%    $ 6.41    $ 6.41      17,122    $  109,832   -45.10%    -45.10%      1.24%
            2007                 0.80%    0.80%     11.68     11.68      17,194       200,905     8.75%      8.75%      0.76%
            2006                 0.80%    0.80%     10.74     10.74      18,250       196,084    17.26%     17.26%      1.82%
            2005                 0.80%    0.80%      9.16      9.16      22,389       205,135     5.02%      5.02%      1.37%
            2004                 0.80%    0.80%      8.72      8.72      26,797       233,783     3.94%      3.94%      1.05%
JANUS ASPEN SERIES WORLDWIDE GROWTH SERVICE SHARES
            2008                 0.80%    0.80%      7.32      7.47       2,186        16,291   -45.25%    -45.25%      1.03%
            2007                 0.80%    0.80%     13.37     13.64       2,138        29,109     8.49%      8.49%      0.57%
            2006                 0.80%    0.80%     12.32     12.57       2,133        26,773    16.97%     16.97%      2.15%
            2005                 0.80%    0.80%     10.53     10.75         275         2,924     4.67%      4.78%      1.26%
            2004                 0.80%    0.80%     10.06     10.26         289         2,924     3.69%      3.71%      0.97%
LINCOLN VIPT BARON GROWTH OPPORTUNITIES SERVICE CLASS
            2008                 0.50%    0.80%      6.66     13.50      11,491       147,717   -39.62%    -39.43%      0.00%
            2007                 0.50%    0.80%     11.00     22.35      11,319       250,341     2.60%      2.87%      0.00%
            2006                 0.50%    0.80%     21.79     21.79      11,636       252,092    14.60%     14.60%      0.00%
            2005                 0.80%    0.80%     19.01     19.01      11,547       219,547     2.54%      2.54%      0.00%
            2004                 0.80%    0.80%     18.54     18.54      11,740       217,678    24.64%     24.64%      0.00%
LINCOLN VIPT COHEN & STEERS GLOBAL REAL ESTATE
            2008     1/18/08     0.50%    0.50%      4.78      4.78       1,070         5,116   -37.97%    -37.97%      1.41%
LINCOLN VIPT COLUMBIA VALUE OPPORTUNITIES
            2008     7/24/08     0.60%    0.80%      6.17      6.19       3,922        24,263   -28.29%    -28.23%      0.49%
LINCOLN VIPT DELAWARE BOND
            2008                 0.50%    0.80%     10.65     15.46      53,390       693,143    -3.70%     -3.41%      4.53%
            2007                 0.50%    0.80%     11.02     16.05      61,879       831,330     4.60%      4.92%      5.07%
            2006                 0.50%    0.80%     11.02     15.34      57,012       743,349     3.88%      4.09%      4.17%
            2005                 0.60%    0.80%     10.58     14.77      62,996       831,890     1.82%      2.02%      4.24%
            2004                 0.60%    0.80%     11.82     14.51      61,245       809,865     4.46%      4.46%      4.33%
LINCOLN VIPT DELAWARE GROWTH AND INCOME
            2008                 0.50%    0.50%      7.31      7.31       5,432        39,706   -36.09%    -36.09%      1.47%
            2007                 0.50%    0.50%     11.44     11.44       4,299        49,175     5.60%      5.60%      2.24%
            2006    11/17/06     0.50%    0.50%     10.83     10.83       3,022        32,732     1.33%      1.33%      0.00%
LINCOLN VIPT DELAWARE SOCIAL AWARENESS
            2008                 0.80%    0.80%      8.96     12.33       1,024         9,211   -34.93%    -34.93%      0.94%
            2007                 0.80%    0.80%     13.76     18.95         961        13,274     2.15%      2.15%      0.87%
            2006                 0.80%    0.80%     13.47     18.55         903        12,235    11.41%     11.44%      0.91%
            2005                 0.80%    0.80%     12.09     16.65         838        10,214    11.14%     11.14%      0.89%
            2004                 0.80%    0.80%     10.88     10.88         743         8,122    11.81%     11.81%      1.00%
LINCOLN VIPT FI EQUITY-INCOME
            2008                 0.60%    0.80%      7.62      9.84         839         6,162   -38.81%    -38.70%      2.46%
            2007                 0.60%    0.80%     12.44     16.08         297         3,814     3.52%      3.73%      1.19%
            2006                 0.60%    0.80%     15.54     15.54         312         3,884    10.38%     10.38%      0.68%
            2005                 0.80%    0.80%     14.07     14.07         886        12,466     3.66%      3.66%      1.01%
            2004                 0.80%    0.80%     13.58     13.58       1,461        19,844     8.89%      8.89%      1.18%
LINCOLN VIPT JANUS CAPITAL APPRECIATION
            2008                 0.60%    0.80%      6.14      8.64       7,197        45,643   -41.29%    -41.17%      0.65%
            2007                 0.60%    0.80%     10.46     14.68       9,569       102,113    19.46%     19.70%      0.28%
            2006                 0.60%    0.80%      8.76     12.27      11,555       102,829     8.80%      9.05%      0.21%
            2005                 0.60%    0.80%      8.05      8.05       9,942        80,458     3.37%      3.37%      0.28%
            2004                 0.80%    0.80%      7.79      7.79       8,642        67,313     4.44%      4.44%      0.00%
LINCOLN VIPT MARSICO INTERNATIONAL GROWTH
            2008     6/25/08     0.60%    0.60%      5.70      5.70         212         1,208   -43.31%    -43.31%      1.37%
LINCOLN VIPT MFS VALUE
            2008                 0.60%    0.80%      6.58      6.58      15,592       102,502   -32.72%    -32.72%      2.68%
            2007    12/18/07     0.60%    0.60%      9.78      9.78         149         1,462     0.91%      0.91%      0.00%
LINCOLN VIPT MID-CAP VALUE
            2008     1/25/08     0.50%    0.50%      5.14      5.14          65           333   -34.69%    -34.69%      0.42%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
LINCOLN VIPT MONDRIAN INTERNATIONAL VALUE
            2008                 0.50%    0.80%    $ 8.29    $17.37      19,317    $  247,913   -37.16%    -36.97%      4.88%
            2007                 0.50%    0.80%     13.16     27.64      19,284       404,105    10.60%     10.93%      1.66%
            2006                 0.50%    0.80%     16.97     24.99      26,945       519,404    28.97%     29.23%      3.07%
            2005                 0.60%    0.80%     13.14     19.38      14,048       225,064    11.65%     11.86%      2.26%
            2004                 0.60%    0.80%     13.76     15.58       9,035       129,847    19.97%     19.97%      1.67%
LINCOLN VIPT MONEY MARKET
            2008                 0.50%    0.80%     10.98     12.33      29,453       338,242     1.53%      1.84%      2.32%
            2007                 0.50%    0.80%     10.78     12.14      37,019       414,886     4.13%      4.44%      4.87%
            2006                 0.50%    0.80%     10.58     11.66      54,528       583,573     3.85%      4.05%      4.66%
            2005                 0.60%    0.80%     10.19     11.23      29,792       318,451     1.97%      2.17%      2.79%
            2004                 0.60%    0.80%      9.99     11.01      35,362       366,494     0.07%      0.08%      0.77%
LINCOLN VIPT SSgA S&P 500 INDEX
            2008                 0.60%    0.60%      7.44      7.44      24,183       179,882   -37.57%    -37.57%      3.58%
            2007     6/29/07     0.60%    0.60%     11.91     11.91         869        10,355    -1.77%     -1.77%      1.06%
LINCOLN VIPT SSgA SMALL-CAP INDEX
            2008                 0.50%    0.60%      6.05      6.05       2,371        14,346   -34.37%    -34.37%      1.37%
            2007     6/29/07     0.60%    0.60%      9.22      9.22         749         6,907    -8.01%     -8.01%      0.62%
LINCOLN VIPT T. ROWE PRICE STRUCTURED MID-CAP GROWTH
            2008                 0.50%    0.50%      6.54      6.54       3,542        23,182   -43.06%    -43.06%      0.00%
            2007                 0.50%    0.50%     11.49     11.49       2,241        25,756    13.02%     13.02%      0.00%
            2006    11/17/06     0.50%    0.50%     10.17     10.17       1,527        15,531    -0.39%     -0.39%      0.00%
            2004                 0.80%    0.80%     11.56     11.56          73           840    12.76%     12.76%      0.00%
LINCOLN VIPT TURNER MID-CAP GROWTH
            2008                 0.50%    0.60%      5.56      5.56         845         4,699   -49.63%    -49.63%      0.00%
            2007    12/18/07     0.60%    0.60%     11.03     11.03         134         1,480     3.02%      3.02%      0.00%
LINCOLN VIPT UBS GLOBAL ASSET ALLOCATION
            2008                 0.60%    0.60%      9.63      9.63       2,158        20,774   -33.62%    -33.62%      3.78%
            2007                 0.60%    0.80%     14.50     15.31       3,962        58,850     5.53%      5.74%      1.67%
            2006                 0.60%    0.80%     14.51     14.51       2,896        41,574    13.60%     13.60%      1.19%
            2005                 0.80%    0.80%     11.89     11.89       2,576        32,102     5.95%      5.95%      1.94%
            2004                 0.80%    0.80%     11.22     11.22         970        10,889    12.64%     12.64%      1.69%
LINCOLN VIPT WILSHIRE 2030 PROFILE
            2008     9/8/08      0.60%    0.60%      7.20      7.20      30,018       216,249   -22.56%    -22.56%      0.90%
LINCOLN VIPT WILSHIRE AGGRESSIVE PROFILE
            2008                 0.60%    0.80%      8.51      8.51       2,665        22,709   -40.93%    -40.93%      0.63%
            2007                 0.80%    0.80%     14.41     14.41       2,051        29,549    10.13%     10.13%      0.89%
            2006     3/3/06      0.80%    0.80%     13.08     13.08       1,868        24,436    10.01%     10.01%      0.95%
LINCOLN VIPT WILSHIRE CONSERVATIVE PROFILE
            2008                 0.60%    0.80%      9.89      9.96       7,505        74,636   -19.09%    -18.93%      3.15%
            2007                 0.60%    0.80%     12.22     12.22       1,919        23,507     6.92%      6.92%      1.74%
            2006     3/3/06      0.80%    0.80%     11.43     11.43         885        10,112     6.48%      6.48%      1.61%
LINCOLN VIPT WILSHIRE MODERATE PROFILE
            2008                 0.50%    0.50%      8.49      8.49      16,484       139,960   -26.98%    -26.98%      2.16%
            2007                 0.50%    0.50%     11.63     11.63       9,632       112,005     8.72%      8.72%      1.35%
            2006     11/3/06     0.50%    0.50%     10.70     10.70       9,817       104,996     3.79%      3.79%      0.76%
LINCOLN VIPT WILSHIRE MODERATELY AGGRESSIVE PROFILE
            2008                 0.50%    0.50%      7.80      7.80      31,411       245,108   -33.75%    -33.75%      2.63%
            2007     9/25/07     0.50%    0.50%     11.78     11.78         378         4,449     0.20%      0.20%      0.21%
M FUND BRANDES INTERNATIONAL EQUITY
            2008                 0.60%    0.60%     10.50     10.50       1,946        20,427   -40.21%    -40.21%      3.52%
            2007                 0.60%    0.60%     17.55     17.55       1,505        26,418     7.36%      7.36%      2.13%
            2006     3/10/06     0.60%    0.60%     16.35     16.35         829        13,553    19.48%     19.48%      1.35%
M FUND FRONTIER CAPITAL APPRECIATION
            2008                 0.60%    0.60%      9.77      9.77         576         5,628   -42.39%    -42.39%      0.00%
            2007                 0.60%    0.60%     16.95     16.95         522         8,855    11.25%     11.25%      0.00%
            2006     7/14/06     0.60%    0.60%     15.24     15.24         506         7,711    13.60%     13.60%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
MFS VIT CORE EQUITY
            2005                 0.00%    0.00%    $   --    $   --          --    $       --     0.00%      0.00%      0.80%
            2004                 0.80%    0.80%     10.76     10.76          73           781    11.57%     11.57%      0.40%
MFS VIT GROWTH
            2008                 0.60%    0.80%      6.90     10.13      14,325       100,837   -37.92%    -37.79%      0.25%
            2007                 0.60%    0.80%     11.11     20.42      18,534       231,288    20.20%     20.45%      0.00%
            2006                 0.60%    0.80%      9.24     16.98      15,127       143,495     7.03%      7.24%      0.00%
            2005                 0.60%    0.80%      8.64      8.64      16,668       146,358     8.32%      8.32%      0.00%
            2004                 0.80%    0.80%      7.97      7.97      15,657       124,827    12.06%     12.06%      0.00%
MFS VIT TOTAL RETURN
            2008                 0.50%    0.80%      8.73     12.95      14,802       163,875   -22.75%    -22.52%      2.70%
            2007                 0.50%    0.80%     11.26     16.77      10,784       165,318     3.38%      3.69%      2.54%
            2006                 0.50%    0.80%     12.44     16.22      14,721       210,726    11.00%     11.22%      2.23%
            2005                 0.60%    0.80%     12.18     14.61      20,073       260,400     2.00%      2.00%      2.06%
            2004                 0.80%    0.80%     11.94     14.32      20,374       257,602    10.43%     10.43%      1.63%
MFS VIT UTILITIES
            2008                 0.50%    0.80%      9.95     20.92      27,814       414,389   -38.17%    -37.98%      1.54%
            2007                 0.50%    0.80%     16.05     33.83      21,348       521,068    26.88%     27.26%      0.74%
            2006                 0.50%    0.80%     18.59     26.66      13,519       260,853    30.20%     30.51%      1.94%
            2005                 0.60%    0.80%     14.87     20.48      11,259       168,725    15.90%     15.91%      0.57%
            2004                 0.80%    0.80%     12.83     12.83       8,941       114,794    29.16%     29.16%      1.41%
NB AMT MID-CAP GROWTH
            2008                 0.50%    0.80%      7.08     13.42      44,875       436,358   -43.89%    -43.72%      0.00%
            2007                 0.50%    0.80%     12.58     23.92      44,409       770,213    21.55%     21.92%      0.00%
            2006                 0.50%    0.80%     13.65     19.68      45,822       652,874    13.78%     14.01%      0.00%
            2005                 0.60%    0.80%     12.00     17.30      48,180       602,750    12.84%     12.84%      0.00%
            2004                 0.80%    0.80%     10.64     15.33      49,923       545,312    15.38%     15.38%      0.00%
NB AMT PARTNERS
            2008                 0.80%    0.80%      8.62      8.62       5,247        45,249   -52.77%    -52.77%      0.57%
            2007                 0.80%    0.80%     18.26     18.26       4,840        88,389     8.46%      8.46%      0.63%
            2006                 0.80%    0.80%     16.84     16.84       4,771        80,328    11.35%     11.35%      0.68%
            2005                 0.80%    0.80%     15.12     15.12       6,771       102,376    17.11%     17.11%      1.27%
            2004                 0.80%    0.80%     12.91     12.91       5,520        71,274    18.03%     18.03%      0.01%
NB AMT REGENCY
            2008                 0.50%    0.80%      5.80     11.43       4,142        32,121   -46.25%    -46.09%      1.31%
            2007                 0.50%    0.80%     10.77     21.26       3,329        50,175     2.48%      2.79%      0.53%
            2006                 0.50%    0.80%     14.27     20.74       2,238        34,378    10.28%     10.50%      0.47%
            2005                 0.60%    0.80%     12.91     18.81       1,168        19,930    11.11%     11.32%      0.09%
            2004                 0.60%    0.80%     15.94     15.94         579         9,439    21.42%     21.42%      0.02%
PUTNAM VT GROWTH & INCOME CLASS IB
            2008                 0.80%    0.80%      8.00      8.00       1,167         9,336   -39.19%    -39.19%      2.15%
            2007                 0.80%    0.80%     13.15     13.15       1,191        15,664    -6.79%     -6.79%      1.29%
            2006                 0.80%    0.80%     14.11     14.11       1,213        17,107    14.99%     14.99%      1.51%
            2005                 0.80%    0.80%     12.27     12.27       1,234        15,145     4.39%      4.39%      1.57%
            2004                 0.80%    0.80%     11.75     11.78       1,329        15,618    10.22%     10.23%      1.73%
PUTNAM VT HEALTH SCIENCES CLASS IB
            2008                 0.80%    0.80%      9.18      9.18         231         2,121   -17.74%    -17.74%      0.00%
            2007                 0.80%    0.80%     11.16     11.16         279         3,115    -1.39%     -1.39%      0.74%
            2006                 0.80%    0.80%     11.31     11.31         259         2,930     1.97%      1.97%      0.30%
            2005                 0.80%    0.80%     11.10     11.10         803         9,623    12.28%     12.28%      0.05%
            2004                 0.80%    0.80%      9.88      9.88         320         3,161     6.27%      6.27%      0.20%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2008.

                                                       AGGREGATE   AGGREGATE
                                                        COST OF    PROCEEDS
SUBACCOUNT                                             PURCHASES  FROM SALES
-----------------------------------------------------  ---------  ----------
AIM V.I. Capital Appreciation                           $213,018   $206,862
AIM V.I. Core Equity                                     218,928    226,630
AIM V.I. International Growth                             10,265      6,745
ABVPSF Global Technology Class A                           8,206      3,086
ABVPSF Growth and Income Class A                          49,863     38,938
ABVPSF International Value Class A                        95,346     63,221
ABVPSF Large Cap Growth Class A                              460        548
ABVPSF Small/Mid Cap Value Class A                        37,025     12,899
American Century VP Inflation Protection                  34,996     53,648
American Funds Global Growth Class 2                      90,828      2,992
American Funds Global Small Capitalization Class 2        48,407     31,210
American Funds Growth Class 2                            573,514    331,308
American Funds Growth-Income Class 2                     240,084     66,734
American Funds International Class 2                     398,242     55,713
Delaware VIPT Diversified Income                          63,070     75,499
Delaware VIPT Emerging Markets                           166,688     69,096
Delaware VIPT High Yield                                  84,765     68,899
Delaware VIPT REIT                                       232,707     76,635
Delaware VIPT Small Cap Value                            277,806    171,476
Delaware VIPT Trend                                       77,349     36,613
Delaware VIPT U.S. Growth                                  4,813      2,897
Delaware VIPT Value                                      115,348    117,148
DWS VIP Equity 500 Index                                  52,807     45,007
DWS VIP Small Cap Index                                   38,729     18,553
Fidelity VIP Contrafund Service Class                    117,474     66,582
Fidelity VIP Equity-Income Service Class                  18,093      6,144
Fidelity VIP Growth Service Class                          2,935        524
Fidelity VIP Growth Opportunities Service Class            6,197      1,752
Fidelity VIP High Income Service Class                   158,368    148,034
Fidelity VIP Mid Cap Service Class                        74,843      5,397
Fidelity VIP Overseas Service Class                       27,978      8,732
FTVIPT Franklin Income Securities                         50,845     24,308
FTVIPT Franklin Small-Mid Cap Growth Securities           29,070     11,760
FTVIPT Mutual Shares Securities                           29,118      1,734
FTVIPT Templeton Foreign Securities Class 2               18,329      5,530
FTVIPT Templeton Global Income Securities                 37,270     12,919
FTVIPT Templeton Growth Securities                        16,808      3,998

                                                       AGGREGATE   AGGREGATE
                                                        COST OF    PROCEEDS
SUBACCOUNT                                             PURCHASES  FROM SALES
-----------------------------------------------------  ---------  ----------
FTVIPT Templeton Growth Securities Class 2              $  4,530   $  1,184
Janus Aspen Series Balanced                               60,754     62,659
Janus Aspen Series Balanced Service Shares                   645     30,830
Janus Aspen Series Global Technology Service Shares        1,013        506
Janus Aspen Series Mid Cap Growth Service Shares           7,190     18,443
Janus Aspen Series Worldwide Growth                       33,330     33,828
Janus Aspen Series Worldwide Growth Service Shares         1,396        853
Lincoln VIPT Baron Growth Opportunities Service Class    173,620    148,056
Lincoln VIPT Cohen & Steers Global Real Estate             8,344        581
Lincoln VIPT Columbia Value Opportunities                 44,733      1,525
Lincoln VIPT Delaware Bond                               181,519    270,238
Lincoln VIPT Delaware Growth and Income                   17,192      2,535
Lincoln VIPT Delaware Social Awareness                     2,333        640
Lincoln VIPT FI Equity-Income                              6,334        272
Lincoln VIPT Janus Capital Appreciation                   20,898     42,971
Lincoln VIPT Marsico International Growth                  2,628        204
Lincoln VIPT MFS Value                                   139,169      4,927
Lincoln VIPT Mid-Cap Value                                   615         59
Lincoln VIPT Mondrian International Value                 76,041     61,880
Lincoln VIPT Money Market                                601,630    778,583
Lincoln VIPT SSgA S&P 500 Index                          272,099     19,453
Lincoln VIPT SSgA Small-Cap Index                         17,390      1,285
Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth       8,752      2,260
Lincoln VIPT Turner Mid-Cap Growth                         7,928        219
Lincoln VIPT UBS Global Asset Allocation                  39,343     59,602
Lincoln VIPT Wilshire 2030 Profile                       281,426      1,651
Lincoln VIPT Wilshire Aggressive Profile                  11,054      1,861
Lincoln VIPT Wilshire Conservative Profile                73,968      5,316
Lincoln VIPT Wilshire Moderate Profile                    84,682      7,761
Lincoln VIPT Wilshire Moderately Aggressive Profile      252,959      3,898
M Fund Brandes International Equity                       11,910      1,126
M Fund Frontier Capital Appreciation                       1,235        434
MFS VIT Growth                                            15,436     77,933
MFS VIT Total Return                                     109,704     65,545
MFS VIT Utilities                                        262,976     43,601
NB AMT Mid-Cap Growth                                    271,389    245,533
NB AMT Partners                                           23,293      4,216
NB AMT Regency                                            13,327      8,401
Putnam VT Growth & Income Class IB                         2,590        352
Putnam VT Health Sciences Class IB                           375        837

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2008.

                                                                 NET
                                                       SHARES   ASSET  FAIR VALUE
SUBACCOUNT                                              OWNED   VALUE   OF SHARES  COST OF SHARES
-----------------------------------------------------  ------  ------  ----------  --------------
AIM V.I. Capital Appreciation                          15,911  $16.89   $268,734     $  424,556
AIM V.I. Core Equity                                   13,037   19.75    257,474        349,008
AIM V.I. International Growth                           3,922   19.49     76,442         86,097
ABVPSF Global Technology Class A                        7,726   10.90     84,215        111,834
ABVPSF Growth and Income Class A                        7,927   13.10    103,837        170,157
ABVPSF International Value Class A                      3,728   11.05     41,198         75,297
ABVPSF Large Cap Growth Class A                           127   18.47      2,348          3,450
ABVPSF Small/Mid Cap Value Class A                     12,025    9.92    119,285        189,648
American Century VP Inflation Protection                9,648    9.91     95,613         98,783
American Funds Global Growth Class 2                    4,687   13.88     65,055         95,697
American Funds Global Small Capitalization Class 2      7,138   11.03     78,729        154,735
American Funds Growth Class 2                          21,971   33.27    730,987      1,211,218
American Funds Growth-Income Class 2                   20,011   24.11    482,473        744,746

                                                                 NET
                                                       SHARES   ASSET  FAIR VALUE
SUBACCOUNT                                              OWNED   VALUE   OF SHARES  COST OF SHARES
-----------------------------------------------------  ------  ------  ----------  --------------
American Funds International Class 2                   51,888  $12.19   $632,518     $1,017,762
Delaware VIPT Diversified Income                       15,743    9.25    145,625        153,201
Delaware VIPT Emerging Markets                         21,775   11.28    245,625        403,757
Delaware VIPT High Yield                               38,427    4.14    159,088        215,614
Delaware VIPT REIT                                     43,416    6.64    288,283        598,924
Delaware VIPT Small Cap Value                          31,262   18.64    582,715        813,539
Delaware VIPT Trend                                     7,966   16.61    132,312        221,684
Delaware VIPT U.S. Growth                              10,594    5.01     53,078         74,378
Delaware VIPT Value                                     7,676   12.83     98,478        147,375
DWS VIP Equity 500 Index                               36,663    9.55    350,135        469,000
DWS VIP Small Cap Index                                13,986    8.63    120,699        180,668
Fidelity VIP Contrafund Service Class                  36,118   15.33    553,692      1,024,954
Fidelity VIP Equity-Income Service Class                7,058   13.14     92,749        153,252
Fidelity VIP Growth Service Class                         312   23.47      7,312         10,165
Fidelity VIP Growth Opportunities Service Class         2,991    9.97     29,824         48,150
Fidelity VIP High Income Service Class                 28,081    3.94    110,641        162,244
Fidelity VIP Mid Cap Service Class                      5,410   18.33     99,160        164,213
Fidelity VIP Overseas Service Class                     7,702   12.12     93,349        128,054
FTVIPT Franklin Income Securities                       2,884   11.58     33,399         48,265
FTVIPT Franklin Small-Mid Cap Growth Securities         3,019   12.06     36,406         58,048
FTVIPT Mutual Shares Securities                         1,652   11.92     19,686         30,795
FTVIPT Templeton Foreign Securities Class 2             7,551   10.76     81,247        107,328
FTVIPT Templeton Global Income Securities               2,874   17.42     50,063         47,392
FTVIPT Templeton Growth Securities                      3,249    8.34     27,100         43,616
FTVIPT Templeton Growth Securities Class 2              1,562    8.20     12,811         18,995
Janus Aspen Series Balanced                             9,569   22.90    219,131        243,762
Janus Aspen Series Balanced Service Shares                159   23.75      3,773          4,060
Janus Aspen Series Global Technology Service Shares     2,645    2.90      7,671         10,342
Janus Aspen Series Mid Cap Growth Service Shares        1,544   20.70     31,960         43,486
Janus Aspen Series Worldwide Growth                     5,697   19.27    109,788        171,364
Janus Aspen Series Worldwide Growth Service Shares        853   19.10     16,291         24,263
Lincoln VIPT Baron Growth Opportunities Service Class   8,531   17.32    147,720        221,327
Lincoln VIPT Cohen & Steers Global Real Estate          1,115    4.59      5,116          7,723
Lincoln VIPT Columbia Value Opportunities               3,558    6.82     24,263         42,556
Lincoln VIPT Delaware Bond                             59,348   11.68    693,065        751,491
Lincoln VIPT Delaware Growth and Income                 1,893   20.97     39,707         64,940
Lincoln VIPT Delaware Social Awareness                    411   22.41      9,211         11,805
Lincoln VIPT FI Equity-Income                             657    9.38      6,162          9,687
Lincoln VIPT Janus Capital Appreciation                 3,226   14.15     45,644         64,162
Lincoln VIPT Marsico International Growth                 146    8.26      1,208          2,312
Lincoln VIPT MFS Value                                  5,919   17.32    102,504        134,882
Lincoln VIPT Mid-Cap Value                                 41    8.09        333            540
Lincoln VIPT Mondrian International Value              18,580   13.34    247,918        329,998
Lincoln VIPT Money Market                              23,073   10.00    230,727        230,727
Lincoln VIPT SSgA S&P 500 Index                        28,842    6.24    179,885        260,953
Lincoln VIPT SSgA Small-Cap Index                       1,257   11.41     14,346         23,368
Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth    3,015    7.69     23,182         30,649
Lincoln VIPT Turner Mid-Cap Growth                        786    5.98      4,699          9,095
Lincoln VIPT UBS Global Asset Allocation                2,389    8.69     20,774         31,616
Lincoln VIPT Wilshire 2030 Profile                     29,632    7.30    216,253        279,316
Lincoln VIPT Wilshire Aggressive Profile                2,760    8.23     22,709         34,046
Lincoln VIPT Wilshire Conservative Profile              7,880    9.47     74,637         90,194
Lincoln VIPT Wilshire Moderate Profile                 15,430    9.07    139,962        177,992
Lincoln VIPT Wilshire Moderately Aggressive Profile    28,389    8.63    245,111        253,007
M Fund Brandes International Equity                     2,164    9.44     20,427         38,338
M Fund Frontier Capital Appreciation                      408   13.78      5,628          9,434
MFS VIT Growth                                          6,453   15.62    100,793        134,500
MFS VIT Total Return                                   10,628   15.42    163,878        197,842
MFS VIT Utilities                                      22,717   18.24    414,350        610,310
NB AMT Mid-Cap Growth                                  27,036   16.14    436,367        535,211
NB AMT Partners                                         6,364    7.11     45,250        101,282
NB AMT Regency                                          3,735    8.60     32,122         54,002
Putnam VT Growth & Income Class IB                        814   11.47      9,336         17,339
Putnam VT Health Sciences Class IB                        192   11.02      2,121          2,480

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2008 is as follows:

                                                        UNITS    UNITS   NET INCREASE
SUBACCOUNT                                             ISSUED  REDEEMED   (DECREASE)
-----------------------------------------------------  ------  --------  ------------
AIM V.I. Capital Appreciation                           3,472   (5,496)     (2,024)
AIM V.I. Core Equity                                    1,634   (4,452)     (2,818)
AIM V.I. International Growth                             601     (532)         69
ABVPSF Global Technology Class A                          678     (203)        475
ABVPSF Growth and Income Class A                        1,646   (3,324)     (1,678)
ABVPSF International Value Class A                      7,390   (4,903)      2,487
ABVPSF Large Cap Growth Class A                            38      (53)        (15)
ABVPSF Small/Mid Cap Value Class A                      2,180   (1,014)      1,166
American Century VP Inflation Protection                2,893   (4,572)     (1,679)
American Funds Global Growth Class 2                    6,432     (286)      6,146
American Funds Global Small Capitalization Class 2      1,553   (1,599)        (46)
American Funds Growth Class 2                          20,255   (9,223)     11,032
American Funds Growth-Income Class 2                   17,028   (5,105)     11,923
American Funds International Class 2                   18,234   (3,492)     14,742
Delaware VIPT Diversified Income                        4,483   (6,160)     (1,677)
Delaware VIPT Emerging Markets                          5,701   (1,973)      3,728
Delaware VIPT High Yield                                5,421   (4,882)        539
Delaware VIPT REIT                                      7,501   (4,475)      3,026
Delaware VIPT Small Cap Value                           7,368   (2,930)      4,438
Delaware VIPT Trend                                     3,451   (1,967)      1,484
Delaware VIPT U.S. Growth                                 262     (221)         41
Delaware VIPT Value                                     7,210   (8,517)     (1,307)
DWS VIP Equity 500 Index                                3,933   (3,326)        607
DWS VIP Small Cap Index                                 2,133   (1,415)        718
Fidelity VIP Contrafund Service Class                   6,852   (4,339)      2,513
Fidelity VIP Equity-Income Service Class                1,748     (476)      1,272
Fidelity VIP Growth Service Class                         342      (58)        284
Fidelity VIP Growth Opportunities Service Class           716     (181)        535
Fidelity VIP High Income Service Class                    112     (858)       (746)
Fidelity VIP Mid Cap Service Class                      4,226     (425)      3,801
Fidelity VIP Overseas Service Class                       494     (456)         38
FTVIPT Franklin Income Securities                       3,999   (2,046)      1,953
FTVIPT Franklin Small-Mid Cap Growth Securities         2,297     (910)      1,387
FTVIPT Mutual Shares Securities                         2,572     (189)      2,383
FTVIPT Templeton Foreign Securities Class 2               320     (352)        (32)
FTVIPT Templeton Global Income Securities               2,844   (1,030)      1,814
FTVIPT Templeton Growth Securities                      1,455     (361)      1,094
FTVIPT Templeton Growth Securities Class 2                216      (75)        141
Janus Aspen Series Balanced                             1,026   (2,637)     (1,611)
Janus Aspen Series Balanced Service Shares                 17   (2,148)     (2,131)
Janus Aspen Series Global Technology Service Shares       262     (118)        144
Janus Aspen Series Mid Cap Growth Service Shares          264   (1,144)       (880)
Janus Aspen Series Worldwide Growth                     2,058   (2,130)        (72)
Janus Aspen Series Worldwide Growth Service Shares        112      (64)         48
Lincoln VIPT Baron Growth Opportunities Service Class     877     (705)        172
Lincoln VIPT Cohen & Steers Global Real Estate          1,153      (83)      1,070
Lincoln VIPT Columbia Value Opportunities               4,121     (199)      3,922
Lincoln VIPT Delaware Bond                              7,289  (15,778)     (8,489)
Lincoln VIPT Delaware Growth and Income                 1,419     (286)      1,133
Lincoln VIPT Delaware Social Awareness                    111      (48)         63
Lincoln VIPT FI Equity-Income                             569      (27)        542
Lincoln VIPT Janus Capital Appreciation                   237   (2,609)     (2,372)
Lincoln VIPT Marsico International Growth                 249      (37)        212
Lincoln VIPT MFS Value                                 16,122     (679)     15,443
Lincoln VIPT Mid-Cap Value                                 75      (10)         65
Lincoln VIPT Mondrian International Value               3,367   (3,334)         33
Lincoln VIPT Money Market                              62,953  (70,519)     (7,566)
Lincoln VIPT SSgA S&P 500 Index                        25,799   (2,485)     23,314
Lincoln VIPT SSgA Small-Cap Index                       1,788     (166)      1,622

                                                        UNITS    UNITS   NET INCREASE
SUBACCOUNT                                             ISSUED  REDEEMED   (DECREASE)
-----------------------------------------------------  ------  --------  ------------
Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth    1,572     (271)      1,301
Lincoln VIPT Turner Mid-Cap Growth                        739      (28)        711
Lincoln VIPT UBS Global Asset Allocation                2,235   (4,039)     (1,804)
Lincoln VIPT Wilshire 2030 Profile                     30,304     (286)     30,018
Lincoln VIPT Wilshire Aggressive Profile                  764     (150)        614
Lincoln VIPT Wilshire Conservative Profile              6,197     (611)      5,586
Lincoln VIPT Wilshire Moderate Profile                  7,642     (790)      6,852
Lincoln VIPT Wilshire Moderately Aggressive Profile    31,482     (449)     31,033
M Fund Brandes International Equity                       519      (78)        441
M Fund Frontier Capital Appreciation                       81      (27)         54
MFS VIT Growth                                          1,640   (5,849)     (4,209)
MFS VIT Total Return                                    7,785   (3,767)      4,018
MFS VIT Utilities                                       8,416   (1,950)      6,466
NB AMT Mid-Cap Growth                                   3,287   (2,821)        466
NB AMT Partners                                           667     (260)        407
NB AMT Regency                                          1,373     (560)        813
Putnam VT Growth & Income Class IB                         --      (24)        (24)
Putnam VT Health Sciences Class IB                         33      (81)        (48)

The change in units outstanding for the year ended December 31, 2007 is as follows:

                                                        UNITS    UNITS   NET INCREASE
SUBACCOUNT                                             ISSUED  REDEEMED   (DECREASE)
-----------------------------------------------------  ------  --------  ------------
AIM V.I. Capital Appreciation                           4,883  (11,425)     (6,542)
AIM V.I. Core Equity                                    2,215   (3,990)     (1,775)
AIM V.I. International Growth                           1,829     (770)      1,059
ABVPSF Global Technology Class A                          153     (239)        (86)
ABVPSF Growth and Income Class A                        2,504     (346)      2,158
ABVPSF International Value Class A                      4,456     (307)      4,149
ABVPSF Large Cap Growth Class A                           359      (33)        326
ABVPSF Small/Mid Cap Value Class A                      1,648     (879)        769
American Century VP Inflation Protection                4,976   (2,031)      2,945
American Funds Global Growth Class 2                      386      (74)        312
American Funds Global Small Capitalization Class 2      1,605   (1,227)        378
American Funds Growth Class 2                          19,887   (8,329)     11,558
American Funds Growth-Income Class 2                   14,711   (2,751)     11,960
American Funds International Class 2                   24,156   (4,376)     19,780
Delaware VIPT Diversified Income                        7,883   (1,787)      6,096
Delaware VIPT Emerging Markets                          2,812   (3,765)       (953)
Delaware VIPT High Yield                                4,180   (2,808)      1,372
Delaware VIPT REIT                                      8,365   (2,938)      5,427
Delaware VIPT Small Cap Value                           5,883   (1,933)      3,950
Delaware VIPT Trend                                     4,463   (2,703)      1,760
Delaware VIPT U.S. Growth                                 103     (204)       (101)
Delaware VIPT Value                                     9,125     (627)      8,498
DWS VIP Equity 500 Index                                4,874   (5,107)       (233)
DWS VIP Small Cap Index                                 2,079     (750)      1,329
Fidelity VIP Contrafund Service Class                  23,761   (7,657)     16,104
Fidelity VIP Equity-Income Service Class                  818     (435)        383
Fidelity VIP Growth Service Class                         185     (291)       (106)
Fidelity VIP Growth Opportunities Service Class           635     (297)        338
Fidelity VIP High Income Service Class                    172     (478)       (306)
Fidelity VIP Mid Cap Service Class                      3,552     (316)      3,236
Fidelity VIP Overseas Service Class                       580     (308)        272
FTVIPT Franklin Income Securities                       1,439     (151)      1,288
FTVIPT Franklin Small-Mid Cap Growth Securities         1,036     (362)        674
FTVIPT Mutual Shares Securities                           336      (43)        293
FTVIPT Templeton Foreign Securities Class 2               376     (302)         74
FTVIPT Templeton Global Income Securities               1,359     (177)      1,182
FTVIPT Templeton Growth Securities                      1,937     (151)      1,786
FTVIPT Templeton Growth Securities Class 2                111     (327)       (216)
Janus Aspen Series Balanced                             2,757   (1,558)      1,199

                                                        UNITS    UNITS   NET INCREASE
SUBACCOUNT                                             ISSUED  REDEEMED   (DECREASE)
-----------------------------------------------------  ------  --------  ------------
Janus Aspen Series Balanced Service Shares                357     (267)         90
Janus Aspen Series Global Technology Service Shares       265     (140)        125
Janus Aspen Series Mid Cap Growth Service Shares          775     (545)        230
Janus Aspen Series Worldwide Growth                     1,671   (2,727)     (1,056)
Janus Aspen Series Worldwide Growth Service Shares         61      (56)          5
Lincoln VIPT Baron Growth Opportunities Service Class     150     (467)       (317)
Lincoln VIPT Delaware Bond                             11,397   (6,530)      4,867
Lincoln VIPT Delaware Growth and Income                 1,441     (164)      1,277
Lincoln VIPT Delaware Social Awareness                     93      (35)         58
Lincoln VIPT FI Equity-Income                              --      (15)        (15)
Lincoln VIPT Janus Capital Appreciation                 1,201   (3,187)     (1,986)
Lincoln VIPT MFS Value                                    150       (1)        149
Lincoln VIPT Turner Mid-Cap Growth                        135       (1)        134
Lincoln VIPT Mondrian International Value               3,300  (10,961)     (7,661)
Lincoln VIPT Money Market                              41,270  (58,779)    (17,509)
Lincoln VIPT SSgA S&P 500 Index                           919      (50)        869
Lincoln VIPT SSgA Small-Cap Index                         792      (43)        749
Lincoln VIPT T. Rowe Price Structured Mid-Cap Growth      865     (151)        714
Lincoln VIPT UBS Global Asset Allocation                3,453   (2,387)      1,066
Lincoln VIPT Wilshire Aggressive Profile                  281      (98)        183
Lincoln VIPT Wilshire Conservative Profile              1,086      (52)      1,034
Lincoln VIPT Wilshire Moderate Profile                     --     (185)       (185)
Lincoln VIPT Wilshire Moderately Aggressive Profile       385       (7)        378
M Fund Brandes International Equity                       742      (66)        676
M Fund Frontier Capital Appreciation                       36      (20)         16
MFS VIT Growth                                          5,815   (2,408)      3,407
MFS VIT Total Return                                    1,857   (5,794)     (3,937)
MFS VIT Utilities                                      10,223   (2,394)      7,829
NB AMT Mid-Cap Growth                                   2,781   (4,194)     (1,413)
NB AMT Partners                                           387     (318)         69
NB AMT Regency                                          1,323     (232)      1,091
Putnam VT Growth & Income Class IB                         --      (22)        (22)
Putnam VT Health Sciences Class IB                         47      (27)         20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Lincoln Life & Annuity Company of New York and
Contract Owners of LLANY Separate Account R for Flexible Premium Variable Life Insurance

We have audited the accompanying statement of assets and liabilities of LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2008, the related statement of operations for the year or period then ended, and the related statements of changes in net assets for each of the two years in the period then ended, or for those sub-accounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2008, by correspondence with the fund companies, or their transfer agents, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting LLANY Separate Account R for Flexible Premium Variable Life Insurance at December 31, 2008, the results of their operations for the year or period then ended, and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 13, 2009

                           PART C - OTHER INFORMATION

Item 26. EXHIBITS

(1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.(2)

(2) Not applicable.

(3) (a) Principal Underwriting Agreement between Lincoln Financial Distributors, Inc. and Lincoln Life & Annuity Company of New York.(3)

(4) (a) Policy Form LN697 NY (13)

     (b) Estate Tax Repeal Rider - Policy Form LR511 NY(5)

     (c) No-Lapse Enhancement Rider - Policy Form LR697 NY (13)

     (d) Overloan Protection Rider - Policy Form LR540 NY(9)

     (e) Premium Reserve Rider - Policy Form LR543 NY(9)

(5) (a) Application - LFF06300-18 NY(11)

     (b) Addendum to Application - (11)

(6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York.(1)

     (b) Bylaws of Lincoln Life & Annuity Company of New York.(1)

(7) Form of Reinsurance Contracts(9)

(8) Fund Participation Agreements, and amendments thereto, between Lincoln Life & Annuity Company of New York and:

     (a) AllianceBernstein Variable Products Series Fund, Inc.(12)

     (b) American Century Investments Variable Portfolios, Inc.(12)

     (c) American Funds Insurance Series(12)

     (d) Baron Capital Funds Trust(12)

     (e) Delaware VIP Trust(12)

     (f) DWS Investments VIT Funds(12)

     (g) Fidelity Variable Insurance Products(12)

     (h) Franklin Templeton Variable Insurance Products Trust(12)

     (i) Lincoln Variable Insurance Products Trust(12)

     (j) MFS Variable Insurance Trust(12)

     (k) Neuberger Berman Advisers Management Trust(12)

(9) (a) Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York(7)

   (b) Amended and Restated Service Agreement by and between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company, effective January 1, 2004.(10)

(10) Not applicable.

(11) Opinion and Consent of John L. Reizian, Esquire. (Filed herewith)

(12) Not Applicable.

(13) Not Applicable.

(14) Consent of Independent Registered Public Accounting Firm.

(15) Not applicable.

(16) Not applicable.

(17) Compliance Procedures(13)

_______________

(1) Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 033-77496) filed on April 2,
2007.

(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-145531) filed on November 16, 2007.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File 333-93875) filed on April 27, 2000.

(5) Incorporated by reference to Post-Effective Amendment No. 8 on Form S-6 (File No. 333-46113) filed on November 13, 2001.

(6) Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-33778) filed on May 14, 2001.

(7) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

(8) Incorporated by reference to Post-Effective Amendment No. 29 on Form N-4 (File No. 333-61554) filed on March 16, 2009.

(9) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-148917) filed on January 29, 2008.

(10) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84684) filed on April 7, 2004.

(11) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-155333) filed on November 13, 2008.

(12) Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-141769) filed on April 2, 2008.

(13) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-149053) filed on January 23, 2009.

Item 27. Directors and Officers of the Depositor


Name                               Positions and Offices with Depositor
--------------------------------   ---------------------------------------------------------------
J. Patrick Barrett                 Director
4605 Watergap
Manlius, NY 13104
Charles C. Cornelio*****           Executive Vice President and Chief Administrative Officer
Frederick J. Crawford***           Executive Vice President, Chief Financial Officer and Director
Robert W. Dineen****               Director
Lawrence A. Samplatsky****         Vice President and Chief Compliance Officer
Dennis R. Glass******              President, Chief Executive Officer and Director
George W. Henderson, III           Director
Granville Capital
300 North Greene Street
Greensboro, NC 27401
Mark E. Konen*****                 Senior Vice President and Director
M. Leanne Lachman                  Director
870 United Nations Plaza, #19-E
New York, NY 10017
Louis G. Marcoccia                 Director
Senior Vice President
Syracuse University
Crouse-Hinds Hall, Suite 620
900 South Crouse Avenue
Syracuse, NY 13244
Patrick S. Pittard                 Director
20 Cates Ridge
Atlanta, GA 30327
Dennis L. Schoff******             Director
Robert O. Sheppard*                Second Vice President and General Counsel
Michael S. Smith***                Assistant Vice President and Director
Rise C. M. Taylor**                Second Vice President and Treasurer
C. Suzanne Womack******            Secretary

   * Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY 13202

     ** Principal business address is 1300 South Clinton Street, Fort Wayne, IN 46801

        *** Principal business address is Center Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112

**** Principal business address is 350 Church Street, Hartford, CT 06103

*****     Principal business address is 100 North Greene Street, Greensboro, NC
27401

******    Principal business address is 150 Radnor Chester Road, Radnor, PA
19087

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

     Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System (8)

Item 29. Indemnification

     (a) Brief description of indemnification provisions:

     In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York provides that Lincoln New York will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln New York, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln New York. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln New York.

     Please refer to Article VII of the By-Laws of Lincoln New York (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter

   (a) Lincoln Financial Distributors, Inc. is the principal underwriter for Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln New York Account N for Variable Annuities; LLANY Separate Account S for Flexible Premium Variable Life; Lincoln New York Account T Variable Annuity; and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

     (b) Officers and Directors of Lincoln Financial Distributors, Inc.:


Name                        Positions and Offices with Underwriter
-------------------------   --------------------------------------------
Patrick J. Caulfield***     Vice President and Chief Compliance Officer
Karina Istvan*              Director
Daniel P. Hickey***         Vice President
Randall J. Freitag*         Vice President and Treasurer
James Ryan*                 Director
David M. Kittredge*         Senior Vice President
Joel Schwartz*              Director
Linda Woodward**            Secretary
Keith J. Ryan**             Vice President and Chief Financial Officer

      * Principal business address is 150 Radnor Chester Road, Radnor, PA 19087

   ** Principal business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

*** Principal business address is 350 Church Street, Hartford, CT 06103

     (c) N/A

Item 31. Location of Accounts and Records

Books of Account and corporate records are maintained by Lincoln Life & Annuity Company of New York, 100 Madison Street, Suite 1860, Syracuse, New York 13202. All other accounts, books, and documents, except accounting records, required to be maintained by the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802 and One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                            SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account R, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6 (File No. 333-149053; 811-08651; CIK: 000105225) to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 1st day of April, 2009. Registrant certifies that this amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the Securities Act of 1933.

                      LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R (REGISTRANT)


                      By    /s/ Joshua R. Durand
                        -----------------------------
                        Joshua R. Durand
                        Assistant Vice President
                        The Lincoln National Life Insurance Company




                      THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                      (DEPOSITOR)


                      By    /s/ Joshua R. Durand
                        -----------------------------
                        Joshua R. Durand
                        Assistant Vice President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6 (File No. 333-149053; 811-08651; CIK: 000105225) has been signed below on
April 1, 2009, by the following persons, as officers and directors of the Depositor, in the capacities indicated:


SIGNATURE                                                TITLE
---------                                                -----
/s/ Dennis R. Glass               *                      President
------------------------------------
Dennis R. Glass

/s/ Frederick J. Crawford         *                      Executive Vice President, Chief Financial Officer and Director
------------------------------------
Frederick J. Crawford

/s/ Charles C. Cornelio           *                      Executive Vice President; Chief Administration Officer
------------------------------------
Charles C. Cornelio

/s/ Mark E. Konen                 *                      Senior Vice President and Director
------------------------------------
Mark E. Konen

/s/ Michael S. Smith              *                      Assistant Vice President and Director
------------------------------------
Michael S. Smith

/s/ J. Patrick Barrett            *                      Director
------------------------------------
J. Patrick Barrett

/s/ Patrick P. Coyne              *                      Director
------------------------------------
Patrick P. Coyne

/s/ Robert W. Dineen              *                      Director
------------------------------------
Robert W. Dineen

/s/ George W. Henderson, III      *                      Director
------------------------------------
George W. Henderson, III

/s/ M. Leanne Lachman             *                      Director
------------------------------------
M. Leanne Lachman

/s/ Louis G. Marcoccia            *                      Director
------------------------------------
Louis G. Marcoccia

/s/ Patrick S. Pittard            *                      Director
------------------------------------
Patrick S. Pittard

/s/ Dennis L. Schoff              *                      Director
------------------------------------
Dennis L. Schoff




* By        /s/ John L. Reizian
    ------------------------------------
    John L. Reizian
    Attorney-in-Fact, pursuant to a Power-
    of-Attorney filed with this Registration
    Statement

                           POWER OF ATTORNEY

We, the undersigned directors and/or officers of Lincoln Life & Annuity Company of New York, hereby constitute and appoint Kelly D. Clevenger, Christine S. Frederick, John D. Weber, Brian A. Kroll, Lawrence A. Samplatsky, Delson R. Campbell and John L. Reizian, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all amendments to Registration Statements; including exhibits, or other documents filed on Forms S-6, N-6, N-3, or N-4 or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts , hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any amendment to said Registration Statements as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:
Lincoln Life & Annuity Flexible Premium Variable Life Account M: 333-141788; 333-141779; 333-141767; 333-141771; 333-141775; 333-141782; 333-141785;
333-141789; 333-141790; 333-148917; 333-155333
LLANY Separate Account R for Flexible Premium Variable Life: 333-141768; 333-141772; 333-141776; 333-141780; 333-141784; 333-141786; 333-149053
LLANY Separate Account S for Flexible Premium Variable Life: 333-141777; 333-141773; 333-141769
Lincoln Life & Annuity Flexible Premium Variable Life Account Y: 333-141770; 333-141774; 333-141778; 333-141783; 333-141781; 333-141787
Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B: 33-77496

VARIABLE ANNUITY SEPARATE ACCOUNTS:
Lincoln Life & Annuity Variable Annuity Account H: 333-141756; 333-141758; 333-141761; 333-141754; 333-141763; 333-141766; 333-147675; 333-148207;
333-147710
Lincoln Life & Annuity Variable Annuity Account L: 333-141755
Lincoln New York Account N for Variable Annuities: 333-141752; 333-141757; 333-141759; 333-141760; 333-141765; 333-141762; 333-145531; 333-148208;
333-147673; 333-147711; 333-149449

The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.


SIGNATURE                                                      TITLE
---------                                                      -----
/s/ Dennis R. Glass               *                            President
------------------------------------
Dennis R. Glass

/s/ Frederick J. Crawford         *                            Executive Vice President, Chief Financial Officer and Director
------------------------------------
Frederick J. Crawford

/s/ Charles C. Cornelio           *                            Executive Vice President; Chief Administration Officer
------------------------------------
Charles C. Cornelio

/s/ Mark E. Konen                 *                            Senior Vice President and Director
------------------------------------
Mark E. Konen

/s/ Michael S. Smith              *                            Assistant Vice President and Director
------------------------------------
Michael S. Smith

/s/ J. Patrick Barrett            *                            Director
------------------------------------
J. Patrick Barrett

/s/ Patrick P. Coyne              *                            Director
------------------------------------
Patrick P. Coyne

/s/ Robert W. Dineen              *                            Director
------------------------------------
Robert W. Dineen

/s/ George W. Henderson, III      *                            Director
------------------------------------
George W. Henderson, III

/s/ M. Leanne Lachman             *                            Director
------------------------------------
M. Leanne Lachman

/s/ Louis G. Marcoccia            *                            Director
------------------------------------
Louis G. Marcoccia

/s/ Patrick S. Pittard            *                            Director
------------------------------------
Patrick S. Pittard

/s/ Dennis L. Schoff              *                            Director
------------------------------------
Dennis L. Schoff